#18



05007292

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Keppel Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2564 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/18/05

STAYING THE COURSE

Keppel Corporation

Report to Shareholders 2004

CONTENTS



[illegible] our strengths, continually enhancing the quality of our products and services, increasing our brand equity, growing our global network and deepening our relationships, Keppel is sailing ahead on an even keel to [illegible]



FOR THE YEAR ($ million)	2004	2003	Change (%)
Revenue	**3,963**	5,947	-33
Profit*			
EBITDA	**595**	728	-18
Operating	**414**	505	-18
Before tax	**647**	557	+16
Attributable	**468**	395	+19
Operating cashflow	**530**	497	+7
Free cashflow	**583**	563	+4
Economic Value Added (EVA)	**35**	(125)	n.m.
PER SHARE			
Earnings* (cents)			
Before tax	**71.9**	58.7	+23
Attributable	**60.3**	51.1	+18
Net assets ($)	**3.96**	3.73	+6
Net tangible assets ($)	**3.80**	3.54	+7
AT YEAR-END ($ million)			
Shareholders' funds	**3,084**	2,890	+7
Minority interests	**1,165**	1,069	+9
Capital employed	**4,249**	3,959	+7
Net borrowings	**2,726**	3,040	-10
Net gearing (times)	**0.64**	0.77	-17
RETURN ON SHAREHOLDERS' FUNDS (%)			
Profit before tax*	**18.7**	16.2	+15
Attributable profit*	**15.7**	14.1	+11
SHAREHOLDERS' VALUE			
Distribution (cents per share)			
Interim Dividend (gross)	**9.0**	8.0	+13
Final Dividend (gross)	**11.0**	11.0	-
Capital Distribution (net)	**20.0**	18.0	+11
Total Distribution	**40.0**	37.0	+8
Share Price ($)	**8.60**	6.10	+41

** Before exceptional items*

Group Ratio


70
60
50
40
30
20
10
0
51.1
60.3
37.0
40.0
14.1
15.7
Earnings Per Share (cents)
Distribution Per Share (cents)
Return On Equity (%)
2003
2004

GROUP QUARTERLY RESULTS

($ million)	2004					2003				
	1Q	**2Q**	**3Q**	**4Q**	**Total**	1Q	2Q	3Q	4Q	Total
Revenue	**896**	**922**	**977**	**1,168**	**3,963**	1,744	1,476	1,511	1,216	5,947
EBITDA	**147**	**163**	**155**	**130**	**595**	175	172	189	192	728
Operating Profit	**109**	**121**	**116**	**68**	**414**	121	120	127	137	505
Profit Before Tax	**148**	**158**	**172**	**169**	**647**	132	122	145	158	557
Attributable Profit	**132**	**108**	**112**	**116**	**468**	94	98	98	105	395
Earnings Per Share (cents)	**17.0**	**13.9**	**14.5**	**14.9**	**60.3**	12.2	12.7	12.6	13.6	51.1



Revenue
($ million)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,947
1,216
1,511
1,476
3,963
1,168
977
922
2003
2004
1Q
2Q
3Q
4Q



Profit Before Tax
($ million)
800
700
600
500
400
300
200
100
0
557
158
145
122
647
169
172
158
2003
2004
1Q
2Q
3Q
4Q



Attributable Profit
($ million)
600
500
400
300
200
100
0
395
105
98
98
468
116
112
108
2003
2004
1Q
2Q
3Q
4Q



Earnings Per Share
(cents)
70
60
50
40
30
20
10
0
51.1
13.6
12.6
12.7
60.3
14.9
14.5
13.9
2003
2004
1Q
2Q
3Q
4Q



We navigate with confidence and a strong understanding of the elements to deliver on our targets and increase shareholder returns





● **OFFSHORE AND MARINE**

Azerbaijan
Brazil
Bulgaria
Kazakhstan
Mexico
Norway
Philippines
Singapore
The Netherlands
United Arab Emirates
United States of America

○ **PROPERTY**

China/Hong Kong
India
Indonesia
Malaysia
Myanmar
Philippines
Singapore
Thailand
United States of America
Vietnam

● **INFRASTRUCTURE**

Argentina
Australia
Belgium
Brazil
China/Hong Kong
France
Germany
Indonesia
Luxembourg
Malaysia
Nicaragua
Philippines
Singapore
Spain
Thailand
United Kingdom
United States of America
Vietnam

United States of America

Mexico

Nicaragua

Brazil

Argentina



Norway
United Kingdom
The Netherlands
Germany
Belgium
Luxembourg
France
Bulgaria
Kazakhstan
Azerbaijan
Spain
China
Hong Kong
United Arab Emirates
Myanmar
Vietnam
India
Thailand
Philippines
Malaysia
Singapore
Indonesia
Australia



Our strategic priority this year is to continue with our efforts to generate sustainable earnings beyond 2006. This will entail deepening and broadening our business models, such as within the Group's oil and gas value chain. We will leverage our brand equity and networks as well as pursue strategic acquisitions and alliances to build stronger growth platforms for our businesses.

Dear Shareholders,

2004 was another sterling year for the Group. We achieved an 18% growth in Earnings Per Share (EPS) to 60.3 cents, exceeding our growth target of 8-12%; whilst Profit After Tax & Minority Interests (PATMI) reached a record level of $468m. Return On Equity continued to climb, reaching 15.7%, from 14.1% in 2003. The Group also turned in a positive EVA with a strong improvement of $160m. Our businesses generated favourable free cash flow of $583m, of which $214m came from divestment of non-core assets. This reduced net gearing to 0.64x, from 0.77x at end 2003.

This performance has enabled the Board to recommend a final cash dividend of 11 cents per share and a special dividend of 20 cents per share, bringing the total payout for 2004 to 40 cents per share, which represents a payout ratio of 60%.

Last year, most of our businesses benefited from favourable trends and operating conditions. The strong results were also a clear endorsement of the Group's continued focus on its core competencies. We went beyond achieving record financial results.

Equally important, we continued to identify, develop and build growth platforms for our businesses, sharpen our strategic focus while streamlining our businesses where necessary, launch new products, strengthen our customer relationships and penetrate new markets. We will continue with such efforts in 2005 to build Keppel into an even stronger company that is not only responsive to market changes but also well positioned to produce sustainable longer-term growth.

In 2004, we achieved Total Shareholder Returns of 49%, more than twice the benchmark Straits Times Index's (STI) Total Shareholder Returns of 22%. Over a three-year period, Keppel Corp's CAGR Total Shareholder Returns of 53% was also

All figures quoted are before net exceptional loss of $0.3m.

significantly higher than the STI's 13%. We aim to continue to maximise shareholder value through consistent earnings growth delivery and disciplined capital management.

Positive Developments In Our Businesses

Let me now continue with a brief review of the past year, starting with the oil and gas industry. The Offshore & Marine Division achieved a 36% growth in PATMI, contributing 41% to Group PATMI. Exploration & Production (E & P) spending increased globally during the year as oil companies re-assessed their initial conservative oil price assumptions. As the year progressed, it became evident that oil prices could be sustainable at a level higher than previously envisaged. Against this backdrop of an increased level of interest in E & P activities, Keppel Offshore & Marine (Keppel O&M) secured a record $3.1b worth of contracts in 2004, a 40% increase over 2003.

In the downstream sector, refining margins were robust. Strong product demand, especially by China, coupled with a prolonged period of capacity restraint, led to a tightening of utilisation rates amongst regional refineries. Singapore Petroleum Company (SPC) achieved record PATMI of $253m. Its gross refining margin rose steadily from above US$4.00 per barrel in 1Q 2004 to more than US$7.00 per barrel in 4Q 2004.

It was also a busy year for our property arm, Keppel Land. PATMI from the Property Division grew by 8% to $118m. Keppel Land's overseas thrust continued to be its growth engine. Foreign markets mainly in the region accounted for 43% of Keppel Land's earnings last year. At the same time the domestic market continued to improve, especially in the office and retail sector, as Singapore's economic growth rebounded to 8.4% in 2004. We also took advantage of the improved domestic sentiment to launch a second batch of units at our waterfront residential project, *Caribbean at Keppel Bay*, resulting in all 135 units released being sold.

Performance by the Infrastructure Division was less encouraging. Infrastructure Division suffered a 61% fall in PATMI to $21m. This was mainly attributed to its environmental engineering unit, Seghers Keppel Technology Group. Certain unprofitable segments were shut down and costs associated with this restructuring impacted profits. We moved quickly to reassess our competitive positioning in the environmental business. This review has been completed. Initiatives have been put in place to strengthen our market positioning and we are cautiously confident of a better year ahead. We envisage the environmental engineering business to return to positive EVA in 2005.

A milestone achievement by Keppel Integrated Engineering (KIE) was the landmark contract to design, build, own and operate Singapore's largest NEWater plant (116,000 m^3/day of NEWater; 46,000 m^3/day of Industrial Water). Winning this project is a testimony to our ability to leverage resources across the Group to offer a competitive bid. We believe that this project will provide KIE with a strong platform for growth.

Executing Our Growth Initiatives

Keppel O&M's 'near market, near customer' strategy played a pivotal role in capturing a significant share of contracts last year.

It clinched a total of five jackups worth US$586m, underscoring its leadership in this segment. In Brazil, Petrobras awarded the US$639m *P-51* contract to Keppel O&M's consortium with Technip to build a semisubmersible production platform.

This followed shortly from another US$775m contract awarded by Petrobras to the same consortium to build *P-52* at the end of 2003. We increased our 60% share in our Brazilian shipyard, FELS Setal (now known as Keppel FELS Brasil), to become a wholly owned subsidiary when our partner offered to sell us his stake. We made notable headway into the Middle East and Mexican markets where Keppel O&M was awarded contracts to build Gulf Drilling International's first ever jackup and two accommodation platforms for Pemex, Mexico's national oil company.

Despite volatile commodity prices and currencies, our attention did not waver from our Group-wide objective of ensuring that contracts and projects were executed within budget and on schedule. As a result we achieved our targeted margins on contracts.

An opportunity also arose for SPC to raise its stake in Singapore Refining Company (SRC) from 33% to 50% during the year. SRC was also able to take advantage of the price gap between sweet and sour crudes to enhance profits.

The acquisition of BP's retail assets in Singapore further strengthened SPC's foothold in the domestic market. SPC's joint ventures in upstream activities also made oil finds in Vietnam and Indonesia in 2004, although the extent of these discoveries is still subject to technical appraisal.

In Property, Keppel Land's overseas thrust grew in shape and form. Latching onto its successful residential projects in Shanghai, Keppel Land moved swiftly to take advantage of opportunities in other growth cities. During the year, it launched its first projects in Chengdu and Beijing, which achieved healthy sales of 88% and 85% respectively. It also ventured into the landed home and villas market in Shanghai for the first time to tap this growing market segment.

Other than China, Keppel Land secured new projects in Bangalore (India), Ho Chi Minh City (Vietnam) and Jakarta and Surabaya (Indonesia).

In fee-based activities, Keppel Land's Alpha Core Plus Real Estate Fund achieved its first closing of $275m, which will bring total assets under management to more than $1b when the funds are fully invested.

We continue to broaden our footprint to increase our competitiveness. Another key strategic initiative was to strengthen our technology platforms to meet customers' more stringent operational requirements in their industries.

The Keppel Technology Advisory Panel (KTAP) was formed to augment ongoing technology efforts by our business units. Consisting of eminent technology experts, professionals and businessmen, KTAP will serve to identify technology gaps, facilitate Group synergies and guide the Group to stay in the forefront of technology trends in our key businesses.

Encouraging Prospects

We are modestly confident about our prospects in the year ahead.

We expect Offshore & Marine's earnings to be underpinned by a strong orderbook of $3.4b as at end 2004. Year-to-date, Keppel O&M has announced new contracts amounting to another US$453m.

ENSCO has also decisively exercised its option to acquire the other 75% stake in *ENSCO 106*, a jackup which we jointly built with them and which has just been completed. As such, we would be booking profits from this jackup which was previously not included in our orderbook. This is the fifth jackup which Keppel O&M has built for ENSCO since 1998, with a sixth currently under construction.

The underlying fundamentals in the E & P industry remain positive to support our pursuit of new contracts. After several years of under-investment which has led to depleting oil reserves, E & P spending is expected to strengthen, particularly with more attractive oil prices expected to be sustained.

Another important factor is that the replacement cycle of the world's ageing rig fleet is in its early phase. Our global facilities of 16 yards will be well positioned to take full advantage of the market condition. At the same time, with capacity utilisation remaining tight in the downstream sector, we expect refining margins to remain reasonably good this year, although we should not expect the exceptionally high refining margins in late 2004 to be sustainable.

We are optimistic about housing demand in China, India, Vietnam and Indonesia, where economic growth and rising affluence, coupled with their large population, will provide us with good opportunities to develop more residential units.

Keppel Land would be launching some 10,000 housing units in the next two to three years in Chengdu, Shanghai, Beijing, Bangalore, Ho Chi Minh City, Jakarta and Bangkok.

We will continue to scour for new projects to supplement our strong pipeline. These efforts are expected to support earnings over the next two to three years. Overall, we see good prospects for Keppel Land to further increase its Asian presence in a prudent and sustainable manner while capitalising on the improved outlook of the Singapore domestic property market.

Taken together, including KIE's renewed efforts to grow its earnings, we are confident that our targeted EPS CAGR of 8-12% through 2005 will be achievable. We also expect to maintain our ROE above the 15% level.

Building Beyond 2006

Our strategic priority this year is to continue with our efforts to generate sustainable earnings beyond 2006. This will entail deepening and broadening our business models, such as within the Group's oil & gas value chain. We will leverage our brand equity and networks as well as pursue strategic acquisitions and alliances to build stronger growth platforms for our businesses.

Asia continues to present a promising growth market for us. Whilst China remains a key market, we foresee opportunities in emerging Asian economies to grow our Infrastructure and Property businesses. Faced with competitive pressure from China, Asian economies have in turn been spurred to restructure; governments are more committed to economic reforms and fiscal policies are more favourably geared towards competing for foreign investments. Infrastructure development, which was stalled post-Asian crisis, is playing catch-up. It has been several years since the fallout from the Asian crisis and domestic consumption in Asia is gradually on the mend. Positive political changes have also been encouraging for the economic development of this region.

We will continue to explore opportunities to participate in infrastructure projects in the area of power generation and environmental engineering. These projects will have to be EVA positive.

In Singapore, the financial closure of our cogen plant is expected during the year. Whilst Singapore's power market is relatively mature with high reserve margins, we are confident that as one of the most cost competitive plants, the project will meet our hurdle rate and provide sustainable earnings when the plant comes onstream in 2007. We are also actively working to re-deploy our power barges profitably.

We believe there is secular growth potential in the water business. Against this backdrop, despite a rough start, we will dedicate time and resources to grow this relatively new part of our business – environmental engineering. It is our aspiration to develop this into another pillar of the Group's profitability in the long term.

In Offshore & Marine, as in Infrastructure services, we will continue with our effort to invest in R & D to further strengthen and broaden our product capabilities. Guided by the KTAP, the Group will make investments and acquisitions as and when necessary to further enhance our operational competitiveness. We will also further grow our global footprint with slight emphasis in Asian markets.

With a healthy cash flow, SPC is in a strong position to expand its upstream activities as it had done last year. It shall apply its resources prudently and systematically to grow its investment portfolio and operational capabilities to place the Group in a strong position to capitalise on the increasing opportunities in the oil and gas industry.

In Property, our strategy to expand into township development will serve to build up long-term income streams. This will be supplemented by our increased efforts to grow our fee-based earnings from property trust operations, building upon Keppel Land's initial success in 2004.

By and large, we have accomplished the restructuring process which began in 2001. We have divested most of our non-core assets, for which we will continue to add value to achieve maximum value for our shareholders.

Meanwhile, the domestic office rental market is showing encouraging strength. With limited supply in the next few years, office rentals can be expected to firm. This should present a more conducive environment to divest our investment properties in due course.

In our pursuit to build our businesses across borders, we face various challenges and uncertainties. It is therefore imperative for us to strengthen our corporate governance practices and processes to further enhance sustainability of our businesses and performance.

In particular, processes developed under our Enterprise Risk Management (ERM) framework were put in place to ensure that key risks are addressed and uncertainties tracked effectively.

During the year, a Board Risk Committee was established and several ERM initiatives were rolled out to our Strategic Business Units (SBUs). Today, risk management practice is one of the performance measurements for senior management in our SBUs.

Managing key risks has become very much part and parcel of our business decision-making process as well as day-to-day operations. We launched the "Keppel Whistle-Blower Protection Policy" Group-wide to institutionalise the process for reporting possible improprieties which may cause loss or damage, financial or otherwise, to the Group. To increase transparency of the nominating process in identifying and evaluating nominees for directorships, a formal process for the nomination of new directors was also implemented.

Shaping Value-added Mindset

Notwithstanding our strong drive to grow globally and in profitable segments of our businesses' value chain, we shall remain ever mindful of our value-driven approach for all our businesses. Financial discipline will continue to be exercised in our investment decisions.

The introduction of an EVA-linked compensation scheme for our Keppel Corp staff in 2004 will further align management and employees' interest with that of our shareholders. Through the course of 2005, we would be cascading such reward schemes to the business units within the Group. Through this initiative, we reaffirm our commitment to deliver value to our shareholders as we strive to grow our earnings.

We recognise the multitudes of challenges which our people face as we compete in global markets and venture into unchartered territories. Hence, one of our priorities in human resource development is to develop our staff at all levels so that they can be empowered to deal with these challenges successfully.

We have systematically expanded our training programmes over the past few years to equip our staff with new skill sets to deal with situations in unfamiliar environments. The different facets of the Group's businesses provide ample and exciting opportunities for our staff to test their new skills and benefit from their experience as they develop their careers in Keppel. These efforts are an integral part of our plan to nurture and build the next generation of leaders for Keppel. As an organisation which deeply values the importance of human resource development, we aim to be an employer of choice for young professionals and staff.

Once again, I would like to take this opportunity to thank all Keppelites for their unwavering commitment and passion which has contributed to another record year for the Group.

In 2004, we bade farewell to two of our Board members who have greatly helped to shape and guide Keppel through the years. On behalf of Keppel, I wish to convey my deep appreciation to Mrs Lim Hwee Hua and Mr Andrew Ang for their contributions and extend our best wishes to them in their new appointments.

I would also like to take this opportunity to welcome Mrs Oon Kum Loon and Mr Tow Heng Tan to the Keppel Board. Mrs Oon's wealth of experience in risk management and Mr Tow's extensive financial management experience will be of immense benefit to the Board as the Group continues with its drive to expand overseas.

May I also express my deepest appreciation to our shareholders, customers and business partners for your confidence in Keppel. I look forward to your continued support as we seek to grow more value for our shareholders.



Lim Chee Onn
Executive Chairman

9 March 2005



Lim Hock San

Chief Executive Officer, United Industrial Corporation

Chief Executive Officer, Singapore Land

Lead Independent Director

Chairman, Audit Committee

Member, Executive Committee

Member, Board Risk Committee

Lim Chee Onn

Executive Chairman, Keppel Corporation

Chairman, Executive Committee

Sven Bang Ullring

Chairman, Board of The Fridtjof Nansen Institute, Oslo, Norway

Chairman, Nominating Committee

Chairman, Remuneration Committee

Independent Director



Tsao Yuan
Mrs Lee Soo Ann

Executive Director, SDC Consulting

Member, Nominating Committee

Member, Remuneration Committee

Independent Director

Tony Chew Leong-Chee

Executive Chairman, Asia Resource Corporation

Member, Audit Committee

Member, Executive Committee

Independent Director



Leung Chun Ying

Chairman of North Asia,
DTZ Debenham Tie Leung

Member, Remuneration Committee

Independent Director

Choo Chiau Beng

Senior Executive Director,
Keppel Corporation

Chairman and Chief Executive Officer,
Keppel Offshore & Marine

Member, Executive Committee

Oon Kum Loon (Mrs)

Chairperson, Board Risk Committee

Member, Audit Committee

Member, Executive Committee

Member, Nominating Committee

Independent Director





Teo Soon Hoe

Senior Executive Director and
Group Finance Director, Keppel Corporation

Member, Executive Committee

Tow Heng Tan

Managing Director, Strategic Development
(ASEAN Investments), Temasek Holdings

Member, Executive Committee

Member, Remuneration Committee

Member, Board Risk Committee

Non-executive Director

Directors

Lim Chee Onn, 60

Bachelor of Science (First Class Honours) in Naval Architecture, Glasgow University; Masters in Public Administration, Kennedy School of Government, Harvard University; Member of the Wharton Society of Fellows, University of Pennsylvania; Honorary Doctorate in Engineering, Glasgow University.

Executive Chairman of Keppel Corporation Limited since January 2000 (Director since 1983; date of last re-election: 22 May 2003) and Chairman of the Executive Committee. He is also Chairman of Keppel Land Ltd, MobileOne Ltd, and Singapore-Suzhou Township Development Pte Ltd and a Board Member of the Monetary Authority of Singapore and k1 Ventures Ltd. Mr Lim is also the Honorary Chairman of the National Heritage Board.

Mr Lim started his career in the Civil Service. He was Deputy Secretary, Ministry of Communications until elected as Member of Parliament for Bukit Merah in July 1977. He served as Political Secretary, Ministry of Science and Technology from August 1978 to September 1980. Mr Lim was Secretary-General, National Trades Union Congress from May 1979 to June 1983 and concurrently Minister without Portfolio, Prime Minister's Office from September 1980 to July 1983, and remained as Member of Parliament, Bukit Merah Constituency until August 1991. He was then elected Member of Parliament for Marine Parade GRC from September 1991 to December 1992.

In addition, Mr Lim is Co-Chairman of the Philippines-Singapore Business Council, Consultant for the People's Government of Yunnan Province, PRC, Deputy Council President, China Foreign Trade Council, and Deputy Chairman of the Seoul International Business Advisory Council. He is a Member of the Suzhou Industrial Park (SIP) Development Advisory Committee, the Singapore-US Business Council and Singapore representative, ASEAN Business Advisory Council. Mr Lim is also Counsellor of The Conference Board's Global Advisory Council on Economic Issues and member of the INSEAD Singapore International Council.

Lim Hock San, 58

Bachelor of Accountancy, University of Singapore; Master of Science, MIT Sloan School of Management; Advanced Management Program, Harvard Business School; Fellow, Chartered Institute of Management Accountants (UK).

Appointed to the Board in 1989 (date of last re-election: 28 April 2004), he is an independent and non-executive Director. Mr Lim is also the Company's Lead Independent Director, Chairman of the Company's Audit Committee and member of the Executive Committee and Board Risk Committee. Mr Lim is the CEO of United Industrial Corporation Ltd and Singapore Land Ltd. He is also the Chairman of Mount Alvernia Hospital Board, and the National Council Against Drug Abuse, and a board member of United Test and Assembly Center Ltd, Ascendas Pte Ltd and Interra Resources Limited. Mr Lim previously served as the Director-General of Civil Aviation (1980-1992) and was past President of the Institute of Certified Public Accountants of Singapore.

Sven Bang Ullring, 69

Master of Science, Swiss Federal Institute of Technology, Zurich.

Appointed to the Board in 2000 (date of last re-election: 22 May 2003). An independent and non-executive Director and Chairman of the Nominating Committee and the Remuneration Committee.

Mr Ullring is the Chairman of the Board of The Fridtjof Nansen Institute, Oslo, Norway. He was President and Chairman of the executive board of Det Norske Veritas, Oslo from 1985-2000 and President and CEO of NORCONSULT, Oslo from 1981-1985. He worked for SKANSKA, Malmo, Sweden from 1962-1981 in Africa, Asia, Europe and the Americas; from 1972-1981 he was Director of the International Department.

In addition, Mr Ullring is Chairman of the supervisory board of STOREBRAND ASA, Oslo, and a director of Sustainable Forest Management, London.

Tony Chew Leong-Chee, 59

Trained as an agronomist at Ko Plantations Berhad and Serdang Agricultural College in Malaysia from 1966 to 1970.

Appointed to the Board in 2002 (date of last re-election: 21 May 2002). An independent and non-executive Director and member of the Company's Audit Committee and Executive Committee.

He is Executive Chairman of Asia Resource Corporation and Chairman of Del Monte Pacific Ltd and KFC Vietnam. He also serves on the boards of Macondray Corporation, IES Holdings, RHB-Cathay Securities, amongst others.

From 1966, he worked at Sri Gading Estates in Malaysia, Guthrie Trading in Singapore, and the Sampoerna Group of Indonesia. In 1975 he ventured out, becoming an entrepreneur, and built a group of companies in the region which became Asia Resource Corporation.

He plays an active role in promoting regional business, having served on the Trade Development Board, Economic Review Sub-Committee for Entrepreneurship and Internationalisation, Regional Business Forum, and the GPC Resource Panel for Finance, Trade and Industry. He is presently council member of the Singapore Business Federation and the ASEAN Business Advisory Council, Chairman of Network Indonesia and Vietnam Business Club, and Member of Myanmar Business Group. He is a Public Service Award recipient.

Tsao Yuan Mrs Lee Soo Ann, 49

PhD in Economics, Harvard University; President Scholar with a First Class Honours degree in Economics and Statistics, University of Singapore.

Appointed to the Board in 2002 (date of last re-election: 28 April 2004). An independent and non-executive Director and member of the Nominating Committee and the Remuneration Committee.

Dr Lee Tsao Yuan is an Executive Director with SDC Consulting, a privately-owned Singapore-based human resources development training and consultancy company.

An economist by training, Dr Lee has extensive experience in public policy both in Singapore and internationally. She was with the Institute of Policy Studies (IPS), a public policy think-tank for 10 years, as Deputy Director (1990-1997), and Director (1997-November 2000). Prior to her joining IPS, she taught at the Department of Economics and Statistics, National University of Singapore (1982-1989).

She served as a Nominated Member of Parliament in Singapore for two terms (1994-1996 and 1997-1999).

Dr Lee sits on the Boards of various companies and organisations, including Oversea-Chinese Banking Corporation Ltd, and Pacific Internet Limited.

Leung Chun Ying, 50

Fellow of the Hong Kong Institute of Surveyors, Honorary Doctorates in Business Administration from the University of West of England and the Hong Kong Polytechnic University.

Appointed to the Board in 2003 (date of last re-election: 28 April 2004), Mr Leung is an independent and non-executive Director of the Company. He is also a member of the Remuneration Committee.

Mr Leung is the Chairman of North Asia of DTZ Debenham Tie Leung, a leading global property services company with 193 offices in 46 countries, employing an office staff of over 8,000. He is a member of the Executive Council of the Hong Kong Special Administrative Region (HKSAR), the National Standing Committee of the Chinese People's Political Consultative Conference, and the Commission for Strategic Development in the HKSAR.

He is also the Chairman of the Coalition of Professional Services and the One Country Two Systems Research Institute, both in the HKSAR.

Mr Leung also has extensive involvement in China's land reform and the development of real estate markets, through his various appointments as Honorary Advisor to the Leading Group of the Shanghai Government on Land Reform. He is also an Honorary Consultant to the Pudong Development, Leading Board of the Shanghai Government; Honorary Advisor to the Shenzhen Government on Land Reform; Honorary Advisor to the Tianjin Government on Land Reform, as well as an International Economic Advisor to the People's Government of Hebei Province.

He is director of the DTZ Group of Companies, DBS Bank (Hong Kong) Ltd, DBS Group Holdings Ltd, DBS Bank Ltd, China Homes Ltd, Global China Technology Group Ltd and Ascendas Pte Ltd.

He was the Chairman and Managing Director of CY Leung & Company Ltd between 1993-1999 and the Vice Chairman of Jones Lang Wootton in Asia between 1977-1993.

Oon Kum Loon, 54

Bachelor of Business Administration (Honours) from the University of Singapore.

Appointed to the Board in 2004. An independent and non-executive Director of the Company and member of the Company's Audit, Executive and Nominating Committees. Mrs Oon is also the Chairperson of the Company's Board Risk Committee established on 1 October 2004 to examine the effectiveness of the Group's risk management systems.

Mrs Oon is a veteran banker with about 30 years of extensive experience, having held a number of management and executive positions with the DBS Group. She was the Chief Financial Officer (CFO) of the bank until September 2003.

Prior to serving as CFO, she was the Managing Director & Head of Group Risk Management, responsible for the development and implementation of a group-wide integrated risk management framework.

During her career with the bank, Mrs Oon was also involved with treasury and markets, corporate finance and credit management activities.

Her other directorships include PSA International Pte Ltd; Gas Supply Pte Ltd; and CSMC Technologies Corporation.

Tow Heng Tan, 49

Fellow of the Association of Chartered Certified Accountants as well as the Chartered Institute of Management Accountants.

Mr Tow has an extensive 29-year business career spanning the management consultancy, investment banking and stockbroking industries. He is currently the Managing Director of Strategic Development (ASEAN Investments) of Temasek Holdings (Pte) Ltd (Temasek Holdings).

Appointed to the Board in 2004. A non-executive Director and member of the Company's Executive, Remuneration and Board Risk Committees.

At Temasek Holdings, he is involved with making direct investments in the ASEAN region.

Prior to joining Temasek Holdings in September 2002, he was Senior Director of Business Development at DBS Vickers Securities (Singapore) Pte Ltd. From 1993 to 2001, Mr Tow was Managing Director of Lum Chang Securities Pte Ltd.

Mr Tow also sits on the Boards of IE Singapore, Shangri-la Asia Limited and ComfortDelGro Corporation Limited, among others.

Choo Chiau Beng, 57

Bachelor of Science (First Class Honours), University of Newcastle upon Tyne (awarded the Colombo Plan Scholarship to study Naval Architecture); Master of Science in Naval Architecture, University of Newcastle upon Tyne; attended the Programme for Management Development in Harvard Business School in 1982 and is a Member of the Wharton Society of Fellows, University of Pennsylvania.

Appointed to the Board in 1983 (date of last re-election: 28 April 2004). A Senior Executive Director and member of the Company's Executive Committee.

Mr Choo is the Chairman and Chief Executive Officer of Keppel Offshore & Marine Ltd and is also the Chairman of Singapore Petroleum Company Limited, Singapore Refining Company Pte Ltd and SMRT Corporation Ltd. Mr Choo sits on the Board of Directors of Keppel Land Ltd, k1 Ventures Ltd, EDB Investment Pte Ltd and is a Board Member of Singapore Maritime Foundation and Maritime and Port Authority of Singapore. He is a member of the Nanyang MBA Advisory Committee.

Mr Choo started his career with Keppel Shipyard as a Ship Repair Management Trainee in 1971 and was appointed Executive Director of Singapore Slipway in 1973. In 1975, when Keppel set up its shipyard in the Philippines, he was posted there to assume the position of Executive Vice President and CEO of the company for a period of four years. He joined Keppel FELS (formerly known as Far East Levingston Shipbuilding Ltd) in 1980 as Assistant General Manager and was appointed as Director to the Board of the company. He was promoted to Deputy Managing Director in November 1981 and to Managing Director in March 1983. In 1994, he was appointed Deputy Chairman and in 1997, Chairman of the company.

He is also Chairman of Det Norske Veritas South East Asia Committee and Council Member of the American Bureau of Shipping and member of the American Bureau of Shipping's Southeast Asia Regional Committee and Special Committee on Mobile Offshore Drilling Units. He is Singapore's Non-Resident Ambassador to Brazil.

Mr Choo was conferred the Public Service Star Award (BBM) in August 2004.

Teo Soon Hoe, 55

Bachelor of Business Administration, University of Singapore; Member of the Wharton Society of Fellows, University of Pennsylvania.

Appointed to the Board in 1985 (date of last re-election: 22 May 2003). A Senior Executive Director and the Group Finance Director and member of the Company's Executive Committee.

Mr Teo is the Chairman of Keppel Telecommunications & Transportation Ltd, Keppel Philippines Holding Inc and Keppel Bank Philippines Inc. In addition, he is a director of several companies within the Keppel Group, including Keppel Land Limited, Keppel Offshore & Marine Ltd, k1 Ventures Limited and Singapore Petroleum Company Limited. He is also a director of MobileOne Ltd, and Centurion Bank Limited (India).

Mr Teo began his career with the Keppel Group in 1975 when he joined Keppel Shipyard. He rose through the ranks and was seconded to various subsidiaries of the Keppel Group before assuming the position of Group Finance Director in 1985.

Key Executives

In addition to the Executive Chairman (Mr Lim Chee Onn) and the two Senior Executive Directors (Mr Choo Chiau Beng and Mr Teo Soon Hoe), the following are the key executive officers ("Key Executives") of the Company, its principal subsidiaries and Singapore Petroleum Company Limited:

Tong Chong Heong, 58

49th Programme for Management Development, Harvard Business School; Stanford - NUS Executive Programme, National University of Singapore; Diploma in Management Studies, The University of Chicago Graduate School of Business.

Mr Tong has been the Managing Director/Chief Operating Officer of Keppel Offshore & Marine Ltd since May 2002. He is also the Managing Director of Keppel FELS and Keppel Shipyard. He was the Executive Director of Keppel Corporation from 1989-1996. He was appointed Commander of the Volunteer Special Constabulary (VSC) from 1995-2001 and was honoured with Singapore Public Service Medal at the 1999 National Day Award. He had served as Vice President/President of Association of Singapore Marine Industries (1993-1996), Member/Deputy Chairman of the Shipbuilding & Offshore Engineering Advisory Committee, Ngee Ann Polytechnic (1986-1995). He is a member of the Member of Society of Naval Architects and Marine Engineers (USA) since 1984, Fellow member of the Society of Project Managers since 1995, member of Singapore Institute of Directors since April 1999, member of American Bureau of Shipping since 2002 and member of Nippon Kaiji Kyokai (Class NK) Singapore Committee since February 2004.

His directorships include Keppel Offshore & Marine Ltd; Keppel FELS Limited; Keppel Shipyard Ltd and Keppel AmFELS, Inc.

Kevin Wong Kingcheung, 49

Bachelor degree in Civil Engineering with First Class Honours, Imperial College, University of London; Masters degree, Massachusetts Institute of Technology, USA.

Mr Wong was appointed Keppel Land Limited's Executive Director in November 1993. He became Managing Director of Keppel Land Limited with effect from 1 January 2000. He is Chairman of Keppel Philippines Properties Inc (Philippines), Keppel Thai Properties Public Co Ltd (Thailand), and Vice-Chairman and Director, Dragon Land Limited, director of HDB Corporation and Asia Real Estate Fund Management Ltd.

Mr Wong has diverse experience in the industry working with companies in UK, USA and Singapore.

Lam Kwok Chong, 50

Bachelor of Business Administration, National University of Singapore.

Mr Lam Kwok Chong was appointed the Chief Financial Officer of Keppel T&T in July 2003 and was appointed the Managing Director and a Director of Keppel T&T in April 2004. He holds directorships in several Keppel T&T subsidiaries and associated companies. He began his career with the Keppel Group in 1980. Since then, he has held various senior management appointments within the Keppel Group, including appointments such as the Chief Financial Officer of Keppel Insurance Pte Ltd, Managing Director of Keppel Securities Pte Ltd and General Manager (Special Projects) of Keppel Corporation Limited.

Ong Tiong Guan, 46

Bachelor of Engineering (First Class Honours), Monash University; and Doctor of Philosophy (Ph.D.) under Monash Graduate Scholarship, Monash University, Australia.

Dr Ong was appointed Keppel Energy Pte Ltd's Executive Director from November 1999. He became Managing Director of Keppel Energy Pte Ltd with effect from 1 May 2003. He is responsible for Keppel Corporation's power generation business, which develops, owns and operates power generation projects in Asia and in the Americas.

Dr Ong's career spans across the energy industry from engineering and contracting to investment and ownership of energy assets. He started with Jurong Engineering as a Design Engineer in 1987 and went on to hold senior management positions in Foster Wheeler Eastern, the Sembawang Group, and CMS Energy Asia. Dr Ong was Chairman of SEPEC (Singapore Electricity Pool Executive Committee) for the FY 2002/2003.

His directorships include Keppel Energy Pte Ltd, Keppel Electric Pte Ltd, Keppel Merlimau Cogen Pte Ltd, Keppel Gas Pte Ltd, and Corporacion Electrica Nicaraguense, S.A..

Koh Ban Heng, 56

Bachelor degree in Applied Chemistry and post-graduate diploma in Business Administration from the University of Singapore.

Mr Koh is the Chief Executive Officer (CEO) of Singapore Petroleum Company Limited (SPC). Mr Koh joined SPC in February 1974 and during his tenure with SPC, he held several senior key management positions. As Vice-President, International Sales, Mr Koh played a key role in the development of SPC's strategic plan for downstream marketing. He was responsible for several portfolios in sales and marketing including aviation and marine sales, commercial sales and new market development and establishment of SPC's lubricant business and its penetration into regional markets, as well as SPC's aviation sales enlargement and expansion into a number of key markets in Asia. When Mr Koh was Senior Vice-President, Strategic Planning, Refinery & Aviation, he led a corporate initiative to enhance corporate resilience to market volatility with the establishment of a corporate risk management structure. Additionally, he spearheaded several projects instrumental to the augmentation of SPC's operations and its growth. Among them was the implementation of the refinery unitisation plan and system that has resulted in significant efficiencies in crude purchases and refining optimisation. As Senior Vice-President, Refining, Supply & Trading, he was responsible for crude & feedstocks procurement & trading, products & derivatives trading, risk management, marine sales, aviation sales and terminalling.

Mr Koh brings a wealth of experience in management and leadership skills, as well as extensive petroleum industry management experience in oil refining, marketing and sales, planning, and supply and trading to his role as CEO of SPC. He sits on the Board of Singapore Refining Company Pte Ltd and holds directorships in several of SPC's subsidiaries and associate companies and is Chairman of ASEAN Council on Petroleum National Committee of Singapore.

Chua Chee Wui, 38

Bachelor of Engineering Science (2nd Upper Hons), Oxford University, on a Scholarship from the Singapore Government. Completed Chartered Financial Analysts (CFA) Programme in 1999, attended the Insead Executive Programme on "Building New Multi-Nationals" in 2000, on scholarship from Insead and General Electric's ASEAN Executive Program at GE University in Crotonville, USA in 2003.

Chua Chee Wui was appointed Deputy CEO of Keppel Integrated Engineering Ltd (KIE) in January 2004 and became Ag CEO of KIE with effect from 1 January 2005, and holds the concurrent appointment of General Manager (Strategic Development) in Keppel Corporation Limited, a position he held since joining Keppel Corporation Limited in Feb 2000. KIE is the Environmental Solutions and Engineering Division of Keppel Corporation Limited.

Prior to joining Keppel Corporation Limited, Mr Chua held various positions within the Fuels Marketing Division of ExxonMobil Singapore and within the Ministry of Defence of Singapore.

His directorships include KIE, Keppel Engineering Pte Ltd, Seghers Keppel Technology Group NV, Keppel Seghers Newater Development Co Pte Ltd, and Keppel FMO Pte Ltd.

Past Principal Directorships In The Last Five Years

Directors

Lim Chee Onn
Avondale Properties Ltd; Bintan Resort Management Pte Ltd; Bugis City Holdings Pte Ltd; Capital Square Pte Ltd; China-Singapore International Pte Ltd; China-Singapore Suzhou Industrial Park Development Co Ltd; DL Properties Ltd; Erskine Holdings Ltd; First Pacific Straits Land Phase One Ltd; First Pacific Straits Land Phase Two Ltd; First Pacific Straits Land Phase Three Ltd; First Pacific Straits Land Phase Four Ltd; First Pacific Straits Land Phase Five Ltd; General Securities Investments Ltd; Health Services Investment of Singapore Ltd; Health Services Management of Singapore Ltd; K Investment Holdings Ltd; Keppel Asia Ltd; Keppel Bank of Singapore Ltd; Keppel Capital Holdings Ltd; Keppel FELS Energy & Infrastructure Ltd; Keppel FELS Ltd; Keppel Integrated Engineering Ltd; Keppel Land (Saigon Centre) Ltd; Keppel Land (Tower D) Pte Ltd; Keppel Land Properties Pte Ltd; Keppel TatLee Bank Ltd; Myanmar Investment Fund (S) Pte Ltd; National Heritage Board; Ocean & Capital Properties Pte Ltd; Ocean Properties Pte Ltd; Prudential Assurance Co Singapore (Pte) Ltd; PT Nongsa Point Marina; PT Purimas Straits Resorts; Renown Property Holdings (M) Sdn Bhd; Sedona Hotels International Pte Ltd; Shanghai Sing Straits Land Co Ltd; Singapore Airlines Ltd; Singapore-Bintan Resort Holdings Pte Ltd; Sing-Mas Investments Pte Ltd; Tanah Sutera Development Sdn Bhd; Tat Lee Bank Ltd; Temasek Holdings (Pte) Ltd; Tropical Garden NV; Union Charm Development Ltd; Waterfront Properties Pte Ltd; Willow Bay Resort Pte Ltd.

Lim Hock San
Keppel TatLee Finance Ltd; Yong Nam Holdings Ltd; Advanced Materials Technology Pte Ltd; Pasir Ris Resort Pte Ltd; Silkroute E-Commerce Fund I Ltd.

Sven Bang Ullring
NORSK HYDRO ASA, Oslo; SCHLUMBERGER, New York; Det Norske Veritas, Oslo; NORCONSULT, Oslo; SKANSKA, Malmo, Sweden.

Tony Chew Leong-Chee
Singapore Trade Development Board; Keppel Capital Holdings Ltd; KTB Limited (formerly Keppel Tatlee Bank Ltd & Keppel Bank of S'pore Ltd); CapitalLand Commercial Ltd (formerly DBS Land Ltd); Highsonic Enterprises Pte Ltd; Macondray Packaging Corporation Pte Ltd; Pontirep Investments Pte Ltd; Operational Development Pte Ltd; CCL Myanmar Pte Ltd; Myanmarcorp Pte Ltd; Juno Pacific Pte Ltd; ARC Corporate Services Pte Ltd; RHB-Cathay Securities Pte Ltd; Dohler Asia Pte Ltd; Net Decisions Singapore Pte Ltd; Eurolife Limited; International Beverages Company; Viethai Plastic Company; Hangzhou Hua Feng Paper Mill Ltd; Myanmar Airways International Ltd; International Beverages Trading Co., Myanmar; Myanmar Development International Co. Ltd; Asia Net Media Ltd (BVI); Cycle & Carriage Golden Star Ltd; Del Monte Pacific Resources Ltd; Dewey Ltd; Macondray Holdings Corporation; Alliance Resource Corporation; Opdev Investments Ltd; Surfield Development Corporation; Yearsley, Inc.; Central American Resources Inc.

Tsao Yuan Mrs Lee Soo Ann
Chairman of the International Trade Institute of Singapore (ITIS); Deputy Chairman of the protem exco of the eLearning Chapter of the Singapore IT Federation; Director of Keppel Capital Holdings Ltd and Keppel FELS Energy & Infrastructure Limited; Executive Deputy Chairman of Inchone.com Pte Ltd; Governor of Singapore International Foundation and the United World College of South East Asia.

Leung Chun Ying
Dao Heng Bank Group Ltd; Dao Heng Finance Ltd; DBS Overseas Trust Bank Ltd.

Oon Kum Loon
Intraco Limited; General Securities Investments Limited; PT Bank DBS Indonesia.

Tow Heng Tan
DBS Vickers Securities (Singapore) Pte Ltd; Lum Chang Securities Pte Ltd.

Choo Chiau Beng
MobileOne (Asia) Pte Ltd; FELS Consultancy Pte Ltd; FELS SES International Pte Ltd; Steamers Containerships Holdings Pte Ltd; Pacven Walden Management Singapore Pte Ltd; Pacven Investment Ltd; Hydro Asia Pacific Pte Ltd; FELS China Investment Pte Ltd; Brightway Property Pte Ltd; Keppel Integrated Engineering Ltd; Keppel Capital Holdings Ltd; Keppel TatLee Bank Ltd; Norms Engineering Company Ltd; Keppel Insurance Pte Ltd; Grandland Properties (Pte) Ltd; Goodways Property Pte Ltd; Petro Tower Ltd; Fornost Limited; Weissville Pte Ltd; Keppel Australia Investment Pte Ltd; TatLee Bank Limited; Keppel Infrastructure Environmental Development; Petro Tower Ltd; AMFELS Inc; Caspian Shipyard Company Limited; FELS Baku Limited; Keppel FELS (China) Ltd.

Teo Soon Hoe
DataOne Corporation Pte Ltd; Echo Broadband (Singapore) Pte Ltd; Indotel Limited; KAC Holdings Limited; Keppel Capital Holdings Ltd; Keppel Factors Pte Ltd; Keppel Insurance Pte Ltd; Keppel Philippines Marine, Inc.; Keppel T&T Venture Capital Pte Ltd; Keppel-SPH Investment Pte Ltd; Keppel TatLee Bank Limited; Keppel TatLee Finance Limited; KF Limited; Southern Bank Bhd; Southern Finance Company Bhd; Steamers Fortune Shipping Pte Ltd; Steamers Kimanis Shipping Pte Ltd; Steamers Perak Shipping Pte Ltd.

Key Executives

Tong Chong Heong
FELS SES International Pte Ltd; Keppel Bason Shipyard & Engineering Ltd; Wandoo Alliance Pty Ltd.

Kevin Wong Kingcheung
TLB Land Limited; Keppel TatLee Finance Limited; subsidiaries and associates of Keppel Land Limited.

Lam Kwok Chong
Keppel Global Investors Pte Ltd; Keppel Insurance Pte Ltd; Keppel Investment Management Ltd; Keppel Bank Philippines, Inc.; Keppel Securities Pte Ltd; Keppel Securities Nominees Pte Ltd; Poverest Investments Limited; Tat Lee Securities Pte Ltd; Netrust Pte Ltd; Folec Holdings (M) Sdn Bhd.

Ong Tiong Guan
Nil

Koh Ban Heng
Changi Airport Fuel Hydrant Installation Pte Ltd; FST Aviation Services Ltd; Jiangmen City Sinjiang Gas Co Ltd; Petmal Oil Corporation Sdn Bhd; Singapore Carbon Dioxide Co Pte Ltd; Singapore Petroleum (China) Pte Ltd; Singapore Petroleum (Thailand) Co, Ltd; Singapore Petroleum Trading Co Ltd; SPC Shipping Co Ltd; Summit (Overseas) Pte Ltd.

Chua Chee Wui
Nil

KEPPEL TECHNOLOGY ADVISORY PANEL



Dr Cham Tao Soon (Chairman)
University Distinguished Professor of the Nanyang Technological University in Singapore

He was the founding President of Nanyang Technological University in 1981. He relinquished the post in 2002, and was appointed University Distinguished Professor to pursue areas like strategies of small and medium enterprises, entrepreneurship and management of technology.



Dr Brian Clark
Schlumberger Fellow
B.S. Ohio State University
PhD, Harvard University (1977)

He holds 32 patents related to the exploration and development of oil and gas, primarily in wireline logging and 'Logging While Drilling'. He was recognised as the "Outstanding Inventor of the Year for 2002" by the Houston Intellectual Property Law Association, and as the " Texas Inventor of the Year for 2002" by the Texas State Bar Association.



Professor James Leckie
Faculty of Environmental & Civil Engineering, Stanford University
C.L. Peck, Class of 1906, Professor of Environmental Engineering and Applied Earth Sciences Director, Environmental Engineering Laboratory Co-Director, Singapore Stanford Partnership

His areas of teaching and research are in environmental chemistry, and human exposure analysis. He has appointments in both Civil and Environmental Engineering and Geological and Environmental Sciences.



Professor Minoo Homi Patel
Fellow of the Royal Academy of Engineering, the Institution of Mechanical Engineers & the Royal Institution of Naval Architects
BSc (Eng) First Class Honours
PhD, University of London

He is Founder-Director, BPP Ocean Technology Ltd & BPP Technical Services Ltd; Head, School of Engineering at Cranfield University, and an Honorary Member of the Royal Corps of Naval Constructors. He sits on the Board of Keppel Offshore & Marine.



Dr Malcolm Sharples
Consulting Engineer, Offshore Technology & Risk.
B. E. Sc Engineering Science, University of Ontario, Canada.
PhD, Structural Engineering, University of Cambridge

He provides consultancy on offshore-related subjects including installation engineering, regulatory liaison, project technical risk, technology development and expert witness work.

He is a director of Keppel Offshore & Marine.



Dr Yeo Ning Hong
Advisor, Temasek Holdings Pte Ltd
BSc (Chemistry), First Class Honours
MSc, University of Singapore
Master of Arts and PhD, Cambridge University (1970)

Dr Yeo is Advisor to Temasek Holdings and Far East Organisation and Senior Advisor to Hyflux Ltd. He is also Chairman of SQL View Pte Ltd, The Singapore Totalisator Board and the Singapore Symphony Orchestra Trust Fund and serves as a Director of Singapore Press Holdings Ltd.

Dr Yeo was a Cabinet Minister in the Singapore Government from 1981 to 1994, holding appointments as Minister for Communications, Information, National Development and Defence.

SENIOR MANAGEMENT

Keppel Corporation

Lim Chee Onn
Executive Chairman

Choo Chiau Beng
Senior Executive Director

Teo Soon Hoe
Senior Executive Director
& Group Finance Director

Corporate Services

Johnny Lim Say Hoe
Group Controller

Wang Look Fung
General Manager
(Group Corporate Communications)

Lynn Koh
General Manager
(Group Treasury)

Magdeline Wong
General Manager
(Group Tax)

Tina Chin
General Manager
(Group Risk Management & Audit)

Caroline Chang
General Manager
(Group Legal)

Sim Chey Hoon
General Manager
(Corporate Development / Planning)

Sharon Lua
General Manager
(Group Human Resources)

Paul Tan
Deputy Group Controller
(Group Control & Accounts)

Shirin Hamid
Deputy General Manager
(Group Information Technology)

Offshore & Marine

Choo Chiau Beng
Chairman / Chief Executive Officer
Keppel Offshore & Marine

Tong Chong Heong
Managing Director / Chief Operating Officer
Keppel Offshore & Marine

Sit Peng Sang
Chief Financial Officer
Keppel Offshore & Marine

Charles Foo Chee Lee
Managing Director
(Special Projects)
Keppel Offshore & Marine

Michael Chia Hock Chye
Executive Director
Keppel FELS

Nelson Yeo Chien Sheng
Executive Director
Keppel Shipyard

Goh Boon Kiat
Executive Director
Keppel Singmarine

Chee Jin Kiong
Executive Director
(Human Resources)
Keppel Offshore & Marine

Property

Kevin Wong
Managing Director
Keppel Land

Choo Chin Teck
Director (Corporate Services)
& Group Company Secretary
Keppel Land

Tan Swee Yiow
Director (Singapore)
Keppel Land

Ang Wee Gee
Director (Regional Investments)
Keppel Land

Infrastructure

Lam Kwok Chong
Managing Director
Keppel Telecommunications & Transportation

Ong Tiong Guan
Managing Director
Keppel Energy

Chua Chee Wui
Ag Chief Executive Officer
Keppel Integrated Engineering

Investments

Koh Ban Heng
Chief Executive Officer
Singapore Petroleum Company

Steven Jay Green
Chairman and Chief Executive Officer
k1 Ventures

Neil Montefiore
Chief Executive Officer
MobileOne

Unions

Keppel FELS Employees Union
Yap Huat Hin
President

Shipbuilding & Marine Engineering Employees Union
Lim Chin Siew
Executive Secretary

Keppel Employees Union
Mahmad Mastan
President

Keppel Services Staff Union
Quah Kim Boon
President

Heaving the lead





We adopt risk management for operational excellence, evaluating, anticipating, responding positively to changes and turning the tides to our advantage



An effective Board comprises executive Directors with intimate knowledge of the Company's business and independent Directors who can exercise independent judgement

The Company has adopted initiatives to put in place processes to ensure that the non-executive Directors are well supported by accurate, complete and timely information, have unrestricted access to management, and have sufficient time and resources to discharge their oversight function effectively.

The Board and Management of Keppel Corporation Limited firmly believe that a genuine commitment to good corporate governance is essential to the sustainability of the Company's businesses and performance. The Company monitors developments in governance practices both in Singapore and abroad and reviews the Company's governance policies regularly with a view to further enhancing the governance processes. In this connection, the governance processes which the Company has put in place have gone beyond regulatory compliance and are driven by principles rather than form. The Council on Corporate Disclosure and Governance has recently released the "Proposed Revisions to the Code of Corporate Governance" ("Revised Code") for public feedback. We are pleased to inform that Keppel Corporation is already substantively compliant with the Revised Code.

The Board and Management fully appreciate that fundamental to good corporate governance is an effective and robust board whose members engage in open and constructive debate and challenge management on its assumptions and proposals, and that for this to happen, the Board, in particular the non-executive Directors, must be kept well informed of the Company's businesses and affairs and be knowledgeable about the industries in which the businesses operate. The Company has therefore adopted initiatives to put in place processes to ensure that the non-executive Directors are well supported by accurate, complete and timely information, have unrestricted access to management, and have sufficient time and resources to discharge their oversight function effectively. These initiatives include regular informal meetings for Management to brief the Directors on prospective deals and potential developments at an early stage before formal board approval is sought, the circulation of relevant information on business initiatives, industry developments and analyst and press commentaries on matters in relation to the Company or the industries in which it operates, and making available on the Company's premises an office for the non-executive Directors' use at any time to facilitate direct access to Management.

In 2004, a Directors' Portal was established as a secured web-based resource centre for the depositing and retrieval of Board materials, information on industry developments, and analysts' and other reports on matters relating to the Group, and to provide an alternative medium for the continuous exchange of information and views among board members via secured internet access. Further, in view of the growing importance of the Offshore & Marine Division's operations in Brazil, a one-week trip to Rio de Janeiro was organised in 2004 for the Board members to meet with the consortium partners and visit the BrasFels yard so as to better understand the different roles of the consortium partners and the operations involved in relation to the *P52* and *P51* semisubmersible platform projects.

In FY 2005, the Board intends to hold a strategy meeting in China to get a better grasp of the Group's businesses and the business environment there.

The Company also recognises the vital importance of implementing an integrated risk management programme to identify, assess and manage significant risks affecting the Group, and in this connection the Company has successfully rolled-out its Group-wide Enterprise Risk Management programme. To facilitate close guidance by the Board in ensuring that a robust risk management system is maintained, a Board Risk Committee was formed in October 2004. Details on the composition and responsibilities of this Committee can be found in page 41.

In 2004, the Company also formulated the "Keppel Whistle-Blower Protection Policy" to put in place a clearly-defined process[1] through which employees and any persons who have dealings with the Keppel Group may, in confidence, report possible improprieties which may cause financial or non-financial loss to Keppel or damage to its reputation.

As required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX"), the following describes the Company's corporate governance practices with specific reference to the principles set out in the Code of Corporate Governance ("the Code")[2].



The "Keppel Whistle Blower Protection Policy" was established to safeguard the Group's and its shareholders' interest against possible corporate improprieties

1 Recommended in the Revised Code.

2 The Code of Corporate Governance issued on 21 March 2001 by the Corporate Governance Committee set up by the Ministry of Finance (the "Code of Corporate Governance").

Board Matters

Principle 1:
Effective board to lead and control the company
The Board's responsibility is to oversee the business, assets, affairs and performance of the Company in the best interests of its shareholders. The Board focuses its activities on the key requirements of the Company, such as corporate strategy, major investments, divestments and funding proposals, financial performance reviews, and succession planning, risk management and other corporate governance practices. Management's responsibility on the other hand is to run the business in accordance with the policies and strategy set by the Board.

The Company has in place financial authorisation and approval limits for operating and capital expenditure, loans and lines of credit, and acquisition and disposal of investments. Under these guidelines, Board or Board Committee approval, as the case may be, is required for transactions that exceed certain financial thresholds.

The Board meets six times a year. However, adhoc non-scheduled Board Meetings are also convened to deliberate on urgent substantive matters. In 2004, the Board met seven times including a meeting in Rio de Janeiro as mentioned earlier in this report.

Telephonic attendance and conference via audio-visual communication at Board meetings are allowed under the Company's Articles of Association. The Directors' attendance at Board and Board Committee meetings held in FY 2004 is set out in the Appendix to this report.

A formal letter[3] is sent to newly-appointed Directors explaining his duties and obligations as director. All newly-appointed Directors also undergo a comprehensive orientation programme which includes management presentations on the Group's businesses and strategic plans and objectives, and site visits. Directors are provided with continuing education to update and refresh them on matters that affect their performance as Board or Board Committee members and other relevant matters.

Board Composition And Balance

Principle 2:
Strong and independent element on the Board
To carry out its oversight function well, the Board must be an effective board which can lead and control the business of the Group. The Directors believe that this, in view of the many complex businesses that the Company is involved in, is a Board made up of executive directors, who have intimate knowledge of the business, and independent directors, who can take a broader view of the Group's activities and bring independent judgement to bear on issues for the Board's consideration.

The Nominating Committee is of the view that, taking into account the nature and scope of the Company's operations, the Board should consist of 9 to 11 members. The Board currently has 10 members of whom 6 are deemed independent by the Nominating Committee.

The Nominating Committee determines on an annual basis whether or not a Director is independent, bearing in mind the Code's definition of an "independent director" and guidance as to relationships, the existence of which would deem a director not to be independent. The Nominating Committee has always deemed, in addition to the guidance provided under the Code, [4]a director who is directly associated with a substantial shareholder, as non-independent. In the past, the Nominating Committee had deemed Mrs Lim Hwee Hua, who was then the Managing Director (Strategic Relations) of Temasek Holdings, as non-independent. Mr Tow Heng Tan, who was appointed as Director in September 2004 and is Managing Director of Strategic Development (ASEAN Investments), Temasek Holdings, is similarly deemed non-independent. Further, the Nominating Committee has all along taken into account whether a Director has business relationships with the Company[5] or any of its related companies, and if so, whether

3, 4, 5 A proposed revision in the Revised Code.



Director Oon Kum Loon briefed on yard processes following her appointment to the Board in 2004

such relationships could interfere, or be reasonably perceived to interfere, with the exercise of the Director's independent business judgement with a view to the best interests of the Company. In this connection, the Nominating Committee noted that Mr Leung Chun Ying would be deemed non-independent by virtue of his position as substantial shareholder, director and chairman of DTZ Debenham Tie Leung ("DTZ"), which provides real estate services to Keppel Land. However, the Nominating Committee considers that the integrity and independence of Mr Leung Chun Ying are beyond doubt in view of his credentials and conduct on the Board.

The nature of the Directors' appointments on the Board and details of their membership on Board Committees are set out in the Appendix hereto.

The profile of each of the Directors is set out on pages 20 to 23. The Nominating Committee is of the view that the Board comprises persons who as a group provide capabilities, experience and skills required for the Board to be effective.

Chairman And Chief Executive Officer

Principle 3:
Chairman and Chief Executive Officer to be separate to ensure appropriate balance of power, increased accountability and greater capacity of the Board for independent decision making

Mr Lim Chee Onn is both the Chairman and Chief Executive Officer of the Company. The Board confirms that this has not concentrated power in the hands of one individual or compromised accountability and independent decision-making for the following reasons:

1. the independent Directors form the majority of the Board;

2. the independent Directors actively participate during board meetings and challenge the assumptions and proposals of the Management unreservedly, both during and outside of Board meetings via e-mail or the telephone, on pertinent issues affecting the affairs and business of the Group;

3. to enhance the independence of the Board, a Lead Independent Director[6] has been appointed to coordinate the activities of the independent Directors and act as the principal liaison between the independent Directors and the Chair on sensitive issues. The Lead Independent Director holds meetings with the independent Directors (without the presence of management) twice a year and on other occasions when required.

In the case of Keppel which is in three large core businesses, the Board is of the firm and unanimous view that it is in the best interests of the Company to continue to have an Executive Chairman so that the Board, and in particular the non-executive Directors, can have the benefit of a Chairman who is knowledgeable about the businesses of

6 Recommended in the Revised Code.

the Company and is thereby better able to guide discussions and ensure that the Board is properly briefed in a timely manner on pertinent issues and developments, and at the same time the benefit of objective and independent views from the independent Directors.

It is evident from the results of the assessment on the effectiveness of the Board, and the assessment on the performance of the Chairman, that the Executive Chairman has enhanced the effectiveness of the non-executive Directors and the Board as a whole by providing the Board with a thorough understanding of the businesses and ensuring open and robust dialogue between the Board and Management. It is the Board's belief that it is the person who fills the role that matters, rather than whether the roles are separate or combined per se. The Board retains the right to review the current status as facts and circumstances change.

The Executive Chairman, with the assistance of the Company Secretary, schedules meetings and prepares meeting agenda to enable the Board to perform its duties responsibly having regard to the flow of the Company's operations.

The Executive Chairman sets guidelines on and monitors the flow of information from Management to the Board to ensure that all material information are provided timeously to the Board for the Board to make good decisions. In this regard, the Executive Chairman has initiated informal meetings on a regular basis for Management to brief the Directors on prospective deals and potential developments at an early stage before formal board approval is sought. He also ensures that relevant information on business initiatives, industry developments and analyst and press commentaries on matters in relation to the Company or the industries in which it operates are continuously circulated to Board members so as to enable them to be updated and thereby enhance the effectiveness of the non-executive Directors and the Board as a whole. He has also made available on the Company's premises an office for the non-executive Directors' use at any time to facilitate direct access to Management.

The Executive Chairman takes a leading role in the Company's drive to achieve and maintain a high standard of corporate governance with the full support of the Directors, Company Secretary and Management.

Access To Information / Accountability

Principle 6:
Board members to have complete, adequate and timely information

Principle 10:
The Board is accountable to shareholders; management is accountable to the Board

As a general rule, board papers are required to be sent to Directors at least seven days before the board meeting so that the members may better understand the matters prior to the board meeting and discussions may be focused on questions that the Board has about the board papers. However, sensitive matters may be tabled at the meeting itself or discussed without any papers being distributed. Managers who can provide additional insight into the matters at hand would be present at the relevant time during the board meeting. The Directors are also provided with the names and contact details of the Company's senior management and the Company Secretary to facilitate direct access to senior management and the Company Secretary.

The Company fully recognises that the continual flow of relevant information on an accurate and timely basis is critical for the Board to be effective in the discharge of its duties. Management is therefore expected to provide the Board with accurate information in a timely manner concerning the Company's progress or shortcomings in meeting its strategic business objectives or financial targets and other information relevant to the strategic issues facing the Company.

The Management also provides the Board members with management accounts on a monthly basis. Such reports keep the Board informed of, on a balanced and understandable basis, the Group's performance, position and prospects and consist of the consolidated profit and loss accounts, analysis of sales, operating profit, pre-tax and attributable profit by major divisions compared against the budgets, together with explanations for significant variances for the month and year-to-date.

Subject to the approval of the Chairman, Directors, whether as a group or individually, may seek and obtain independent professional advice to assist them in their duties, at the expense of the Company.

The Board has embraced openness and transparency in the conduct of the Company's affairs, whilst preserving the commercial interests of the Company. Financial reports and other price sensitive information are disseminated to shareholders through announcements via SGXnet to the SGX, press releases, the Company's website, and in the case of financial results, through public webcast and media and analyst briefings. The Company's Summary Financial Report is sent to all shareholders and its Annual Report is available on request and accessible on the Company's website.

The Company Secretary administers, attends and prepares minutes of board proceedings. She assists the Chairman to ensure that board procedures are followed and regularly reviewed to ensure effective functioning of the Board, and that the Company's memorandum and articles of association and relevant rules and regulations, including requirements of the Companies Act, Securities & Futures Act and SGX Listing Manual, are complied with. She also assists the Chairman and the Board to implement and strengthen corporate governance practices and processes with a view to enhancing long-term shareholder value. She is also the primary channel of communication between the Company and the SGX.

Board Committees

To assist the Directors in the discharge of their oversight function, Board Committees, namely the Executive Committee, Nominating Committee, Board Risk Committee, Audit Committee and Remuneration Committee have been constituted with clear written terms of reference. All the Committees are actively engaged and play an important role in ensuring good corporate governance in the Company.

Executive Committee

The Executive Committee comprises seven members, of whom three are independent Directors and one is a non-executive Director who is independent of Management. The Committee assists the Board to deliberate and make recommendations on certain major transactions. Matters arising at meetings of the Executive Committee are decided by a simple majority of votes including the affirmative vote of at least one member who is an independent Director.

Nominating Committee

The Nominating Committee comprises entirely of independent Directors. The Committee assists in ensuring that the appointment and re-nomination of Directors are based on merit, reviews the Company's succession planning programme, ensures that the Board is of the appropriate size and has the required competencies to discharge its duties and responsibilities, determines the "independent" status of the directors, and proposes the process and performance criteria for the assessment of the Board as a whole, individual directors and the Chairman.

Principle 4:

Formal and transparent process for appointment of new Directors

The Directors submit themselves for re-nomination and re-election at regular intervals of at least once every three years. Pursuant to the Company's Articles of Association, one-third of the Directors retire from office at the Company's Annual General Meeting, and a newly appointed Director must submit himself for re-election at the Annual General Meeting immediately following his appointment. The year of initial appointment and last re-election of the Directors are set out in their respective profiles on pages 20 to 23.

As a matter of policy, a non-executive Director would serve a maximum of two three-year terms of appointment. However, the Board recognises the contribution of Directors who over time have developed deep insights into the Group's businesses and operations and who are therefore able to provide invaluable contribution to the Board as a whole. In such cases, the Board would exercise its discretion to extend the term and retain the services of the Director rather than lose the benefit of his contribution.



The Board visited Keppel BrasFels yard to better understand the Group's projects in Brazil

All new appointments, and all re-nominations, of Directors are subject to the recommendation of the Nominating Committee based on the following objective criteria:

(1) Integrity
(2) Independent mindedness
(3) Diversity – Possess core competencies that meet the current needs of the Company and complement the skills and competencies of the existing directors on the Board
(4) Able to commit time and effort to carry out duties and responsibilities effectively – proposed Director is on not more than six principal boards
(5) Track record of making good decisions
(6) Experience in high-performing companies
(7) Financially literate

In 2004, the Board approved and implemented a formal process for the selection of new directors[7] as set in the Appendix hereto, to increase the transparency of the nominating process in identifying and evaluating nominees for directors.

Board Performance

Principle 5:
Formal assessment of the effectiveness of the Board as a whole and the performance of individual Directors

In 2002, the Board implemented formal processes to evaluate the FY 2001 performance of the Board as a whole and that of the individual Directors. In 2003, the non-executive Directors carried out a formal assessment[8] of the performance of the Chairman of the Board based on the process and performance criteria approved by the Board. These assessments have since been conducted annually and the various processes and performance criteria have been enhanced over time to capture matters which are important for the Board's success. Following the assessment of the individual Director's performance for FY 2004, the Chairman of the Nominating Committee met with each of the Directors individually to provide the Director with the relevant feedback based on the results of the assessment exercise.

The primary objective of the appraisal exercises is to establish a platform to encourage an even greater exchange of feedback and interaction among the Board members. In the process, the Board hopes to further draw out the strengths of the individual Directors and elevate the collective strength of the entire Board to an even higher level, thereby enhancing shareholder value.

7, 8 A proposed revision in the Revised Code.



A diverse representation of independent Directors at the Board allows for a broader oversight of the Group's activities

To ensure that the evaluations are done promptly and fairly, the Board has appointed an independent third party (the "Independent Co-ordinator") to assist the Chairman of the Nominating Committee to collate and analyse the returns of the Board members. Mrs Fang Ai Lian, Chairman, Ernst & Young, was appointed for this role.

The evaluation processes and performance criteria are set out in the Appendix to this report.

In her consolidated report to the Board, the Independent Co-ordinator made the following comments in relation to the Company's assessment processes: "there continues to be an evolving improvement in KCL's Board processes and the Directors are becoming more and more comfortable with the assessment process itself. The scoring for this year also indicates that prior feedback has been taken on board and addressed by relevant parties."

The Board assessment exercise provided an opportunity to obtain constructive feedback from each Director on whether the Board's procedures and processes allowed him to discharge his duties effectively and the changes which should be made to enhance the effectiveness of the Board as a whole. The assessment exercise also helped the Directors to focus on their key responsibilities. The assessment of the non-executive Directors allowed for peer review with a view to raising the quality of Board members. It also assisted in determining the re-appointment of Directors.

Audit Committee

Principle 11:
Establishment of Audit Committee with written terms of reference

The Audit Committee comprises entirely of Independent Directors. Mr Lim Hock San and Mrs Oon Kum Loon have accounting and related financial management expertise and experience. The Board considers the other member, Mr Tony Chew, as having sufficient financial management knowledge and experience to discharge his responsibilities as a member of the Committee.

The Audit Committee's main role is to assist the Board to ensure integrity of financial reporting and that there is in place sound internal control systems.

The Audit Committee met five times during the year, one of which was conducted without the presence of the management. The Audit Committee has full access to and co-operation of the Management and full discretion to invite any Director or executive officer to attend its meetings. The Company has an internal audit team and together with the external auditors, report independently their findings and recommendations to the Audit Committee.

During the year, the Audit Committee performed independent reviews of the financial statements of the Company before the announcement of the Company's quarterly and full-year results. In the process, the Committee reviewed the key areas of management judgement applied for adequate provisioning and disclosure, critical accounting policies and any significant changes made that would have a great impact on the financials.

On a quarterly basis, Management reported to the Audit Committee the interested person transactions ("IPTs") in accordance with the Company's Shareholders' Mandate for IPTs. The IPTs were reviewed by the internal auditors. All findings were reported during Audit Committee meetings.

The Audit Committee reviewed and approved both the Group internal auditor's and external auditor's plans to ensure that the plans covered sufficiently in terms of audit scope the significant internal controls of the Company. Such significant controls comprise financial and operational and compliance controls. All audit findings and recommendations put up by the internal and the external auditors were forwarded to the Audit Committee. Significant issues were discussed at these meetings.

In addition, the Audit Committee undertook a review of the independence and objectivity of the external auditors through discussions with the external auditors as well as reviewing the non-audit fees awarded to them, and has confirmed that the non-audit services performed by the external auditors would not affect their independence.

The Committee also reviewed the adequacy of the internal audit function by assessing the number of internal auditors and their credentials to ensure that the team is suitably qualified and adequately resourced to discharge their duties effectively, and confirmed that the internal audit team is adequately resourced, and that the team and each member are suitably qualified to discharge their duties effectively.

Internal Audit

Principle 13:
Independent internal audit function

The role of the internal auditors is to assist the Audit Committee to ensure that the Company maintains a sound system of internal controls by regular monitoring of key controls and procedures and ensuring their effectiveness, undertaking investigations as directed by the Audit Committee, and conducting regular in-depth audits of high risk areas. The Company's internal audit functions are serviced in-house ("Group Audit").

Staffed by suitably qualified executives, Group Audit has unrestricted direct access to the Audit Committee. The Head of Group Audit's primary line of reporting is to the Chairman of the Audit Committee, although she reports administratively to the Executive Chairman of the Company.

As a corporate member of the Singapore branch of the Institute of Internal Auditors Incorporated, USA ("IIA"), Group Audit is guided by the Standards for the Professional Practice of Internal Auditing set by the IIA. These standards consist of attribute standards, performance standards and implementation standards.

During the year, Group Audit adopted a risk-based auditing approach which focuses on material internal controls, including financial, operational and compliance controls. Audits were carried out on all significant business units in the Company, inclusive of limited reviews of dormant and inactive companies. All Group Audit reports are submitted to the Audit Committee for deliberation with copies of these reports extended to the Executive Chairman and the relevant senior management. Furthermore, internal audit's summary of findings and recommendations are discussed at the Audit Committee meetings.

Internal Controls And Risk Management

Principle 12:
Sound system of internal controls

The Company's approach to risk management and internal controls is set out in the "Operating and Financial Review" section at pages 110 and 111 of this Annual Report.

The Company's internal and external auditors conduct an annual review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls, and risk management. Any material non-compliance or failures in internal controls and recommendations for improvements are reported to the Audit

Committee. The Audit Committee also reviews the effectiveness of the actions taken by the Management on the recommendations made by the internal and external auditors in this respect.

During the year, the Audit Committee reviewed the effectiveness of the Company's internal control and risk management procedures and was satisfied that the Company's risk management processes and internal controls are adequate to meet the needs of the Company in its current business environment.

The system of internal controls and risk management established by the Company is designed to manage, rather than eliminate, the risk of failure in achieving the Company's strategic objectives. It should be recognised that such systems are designed to provide reasonable assurance, but not an absolute guarantee, against material misstatement or loss.

Board Risk Committee

In October 2004, as part of the effort to further strengthen the Company's risk management processes, a Board Risk Committee was formed to assist the Board in examining the effectiveness of the Group's risk management system to ensure that a robust risk management system is maintained. The Committee reviews and guides management in the formulation of risk policies and processes to effectively identify, evaluate and manage significant risks, and discusses risk management strategies with Management. The Committee reports to the Board on material findings and recommendations in respect of significant risk matters.

The Board Risk Committee is made up of two independent directors (including the Chairman) and a non-executive Director who is independent of Management. Mrs Oon Kum Loon was appointed Chairman of the Committee because of her wealth of experience in the area of risk management. Prior to serving as Chief Financial Officer in the Development Bank of Singapore (DBS), she was the Managing Director & Head of Group Risk Management, responsible for the development and implementation of a Group-wide integrated risk management framework for the DBS Group. Mr Lim Hock San, who is the Lead Independent Director and the Chairman of the Audit Committee which reviewed risk management processes prior to the setting up of the Board Risk Committee, is the other member of the Board Risk Committee. The third member is Mr Tow Heng Tan, who has deep management experience from his extensive 29-year business career spanning the management consultancy, investment banking and stock-broking industries.

Remuneration Committee

The Remuneration Committee is made up of three independent Directors (including the Chairman) and a non-executive Director who is independent of Management. The Remuneration Committee assists the Board to ensure that remuneration policies and practices are sound in that they are able to attract, retain and motivate without being excessive. The Committee has access to expert advice in the field of executive compensation outside the Company where required.

Annual Remuneration Report

Principle 7:
Formal and transparent procedure for fixing remuneration packages of Directors

Principle 8:
Remuneration of Directors should be adequate but not excessive

Principle 9:
Disclosure on remuneration policy, level and mix of remuneration, and procedure for setting remuneration

The aim of the Remuneration Committee is to motivate and retain Directors and executives and ensure that the Company is able to attract the best talent in the market in order to maximise shareholder value.

Remuneration policy of non-executive Directors

The non-executive Directors are paid directors' fees, the amount of which is dependent on their level of responsibilities. Each non-executive Director is paid a basic fee. In addition, non-executive Directors who perform additional services through Board Committees are paid an additional fee for such services. The members of the Audit and Executive Committees are paid a higher fee than the members of the other Board Committees because of the heavier responsibilities and more frequent meetings required of them. The Chairman of each Board Committee is also paid a higher fee compared with members of that Committee in view of the greater responsibility carried by that office. Executive Directors are not paid directors' fees. The amount of directors' fees payable to non-executive Directors is subject to shareholders' approval at the Company's Annual General Meetings. The framework for determining Director's fees for non-executive Directors is as follows:

			Ratio to Retainer of $40,000
Non-executive Director		$40,000 per annum	1.00
Audit and Executive Committees	Chairman	$30,000 per annum	0.75
	Member	$15,000 per annum	0.38
Other Board Committees	Chairman	$15,000 per annum	0.38
	Member	$7,500 per annum	0.19

Remuneration policy of Executive Directors and other Key Executives

The Company advocates a performance-based remuneration system that is highly flexible and responsive to the market and the Company, business unit and individual employee's performance.

The total remuneration mix comprises three key components i.e. annual fixed cash, annual performance incentive and long-term incentive. The annual fixed cash component comprises the annual basic salary plus any other fixed allowances. The annual performance incentive is tied to the Company, business unit and individual employee's performance. In 2004, the Company refined its annual performance incentive scheme by tying a portion of annual incentives to EVA performance. The long-term incentive is in the form of share options which are granted based on the individual's performance and contribution.

The compensation structure is designed to be competitive and relevant. The Company benchmarks its annual fixed salary at the market median with the variable compensation being strictly performance-driven. More emphasis is placed on the 'pay-at-risk' compensation as an employee moves up the corporate ladder, with an increasing percentage on long-term incentive. This allows the Company to better align executive compensation towards shareholder value creation.

The executive Directors participate in a long-term incentive scheme in the form of the KCL Share Option Scheme, details of which are set out in pages 121 to 122.

Level and mix of remuneration of Directors and Key Executives (who are not also Directors) for the year ended 31 December 2004

The level and mix of each of the Directors' remuneration, and that of each of the Key Executives (who are not also Directors), in bands of $250,000 are set out below:

Remuneration Band & Name of Director	Base/ Fixed Salary	Variable or Performance-Related Income / Bonuses	Directors' Fees	Benefits-in-Kind	Share Options Granted
Abv $4,750,000					
Nil	-	-	-	-	-
Abv $4,500,000 to $4,750,000					
Lim Chee Onn	23%	67%	-	-	10%
Abv $2,750,000 to $4,500,000					
Nil	-	-	-	-	-
Abv $2,500,000 to $2,750,000					
Choo Chiau Beng	25%	61%	-	-	14%
Abv $2,250,000 to $2,500,000					
Nil	-	-	-	-	-
Abv $2,000,000 to $2,250,000					
Teo Soon Hoe	31%	53%	-	-	16%
$250,000 to $2,000,000					
Nil	-	-	-	-	-
Below $250,000					
Lim Hock San			100%		
Sven Bang Ullring			100%		
Tony Chew Leong-Chee			100%		
Tsao Yuan Mrs Lee Soo Ann			100%		
Andrew Ang			100%		
Lim Hwee Hua			100%		
Leung Chun Ying			100%		
Oon Kum Loon (Mrs)			100%		
Tow Heng Tan			100%		

Remuneration Band & Name of Key Executive	Base/ Fixed Salary	Variable or Performance-Related Income / Bonuses	Directors' Fees	Benefits-in-Kind	Share Options Granted
Abv $2,500,000					
Nil					
Abv $2,250,000 to $2,500,000					
Kevin Wong	35%	39%	-	17%[1]	9%[2]
Abv $1,500,000 to $2,250,000					
Nil					
Abv $1,250,000 to $1,500,000					
Tong Chong Heong	33%	46%	-	-	21%
Abv $1,000,000 to $1,250,000					
Nil					
Abv $750,000 to $1,000,000					
Koh Ban Heng	57%	30%	-	-	13%[3]
Abv $500,000 to $750,000					
Lam Kwok Chong	41%	32%	-	-	27%
Ong Tiong Guan	42%	23%	-	-	35%
Yick Ping Wong	45%	14%	-	-	41%
Abv $250,000 to $500,000					
Chua Chee Wui	49%	37%	-	-	14%
Up to S$250,000					
Nil					

Notes:

1. Refers to a one-time leave encashment exercise carried out by Keppel Land Limited. Amount was paid in April 2004.
2. Received Keppel Land Limited Share Options.
3. Received Singapore Petroleum Company Share Options.

Remuneration of employees who are immediate family members of a Director or the Executive Chairman
No employee of the Company and its subsidiaries was an immediate family member of a Director or the Executive Chairman and whose remuneration exceeded $150,000 during the financial year ended 31 December 2004. "Immediate family member" means the spouse, child, adopted child, step-child, brother, sister or parent.

Details of the KCL Share Option Scheme
The KCL Share Option Scheme ("Scheme"), which has been approved by shareholders of the Company, is administered by the Remuneration Committee. Please refer to pages 121 to 122 for details on the Scheme.

Management Committees

New Investment and Divestment Steering Committee ("NIADS")
NIADS, comprising the Chairman, executive Directors and some senior officers of the Company and its subsidiaries, has been set up to assist the Executive Committee and the Board to review and evaluate investments and divestments made by Group companies.

Group Finance Committee
The Group Finance Committee is chaired by the Group Finance Director. Its members consist of the Group Companies' senior finance officers. The Committee manages the Group's cashflow and leverages the Group's strength to obtain the best sources of funding for Group companies. The Committee shares market information and manages the Group's risk exposure in the money market, currencies, equities and bonds.

Management Development Committee
The Management Development Committee, comprising the executive Directors of the Company, is chaired by the Executive Chairman and assisted by the Group Human Resource Division. The Committee was set up to formulate a remuneration system which closely links reward with performance, develop high potential employees, manage under-performing employees, plan for succession and ensure competitive total remuneration to attract and retain talent.

Other Group Committees
The Company also has committees for corporate finance, investor relations, corporate communications and corporate security. These committees leverage expertise and experience in the Group for collective strength and are co-ordinated by a Director or a senior officer from the Company.

Minutes and reports of Management Committees are sent to the Board for information and discussion.

Communication With Shareholders

Principle 14:
Regular, effective and fair communication with shareholders

Principle 15:
Greater shareholder participation at Annual General Meetings
In addition to the matters mentioned above in relation to "Access to Information/Accountability", the Company's Group Corporate Communications Department (with assistance from the Group Finance and Group Legal Departments, when required) regularly communicates with shareholders and receives and attends to their queries and concerns.

Shareholders are informed of shareholders'meetings through notices published in the newspapers and reports or circulars sent to all shareholders. Shareholders are invited at such meetings to put forth any questions they may have on the motions to be debated and decided upon. If any shareholder is unable to attend, he is allowed to appoint up to two proxies to vote on his behalf at the meeting through proxy forms sent in advance.



Shareholder communication with senior management helps to deepen their understanding of our business



Keppel Corp's shareholders engage management on the Group's direction and strategy

At shareholders' meetings, each distinct issue is proposed as a separate resolution.

The Chairman of each Board Committee is required to be present to address questions at the Annual General Meeting. External auditors are also present at such Meeting to assist the Directors to address shareholders' queries, if necessary.

The Company is not implementing absentia voting methods such as voting via mail, e-mail or fax until security, integrity and other pertinent issues are satisfactorily resolved.

Securities Transactions
The Company has a formal policy on dealings in the securities of the Company and its listed subsidiaries, which sets out the implications of insider trading and guidance on such dealings. The policy has been distributed to all Directors and officers. It has also adopted the Best Practices Guide on Dealings in Securities issued by the SGX. In line with Best Practice Guide on Dealing in Securities issued by the SGX, the Company issues circulars to its Directors and officers informing that the Company and its officers must not deal in listed securities of the Company one month before the release of the full-year results and two weeks before the release of quarterly results, and if they are in possession of unpublished price-sensitive information.

External Recognition In 2004
Please refer to pages 52 to 53 for details.



29th Annual Report Award
Best Corporate Governance Report Awa
Winner
Keppel Corporation Ltd
30th Annual Report Award
Main Board
Merit Award
Keppel Corporation Limited
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ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS

	Board Meetings	Board Committee Meetings					Non-executive Directors' meetings
		Audit	Executive	Nominating	Remuneration	Risk	
Lim Chee Onn	7	-	1	-	-	-	-
Lim Hock San[1]	7	5	1	-	-	2	2
Sven Bang Ullring	7	-	-	4	5	-	2
Tony Chew Leong-Chee	7	4 of 5	1	-	-	-	1 of 2
Tsao Yuan Mrs Lee Soo Ann[2]	6 of 7	3 of 3	-	4	3 of 3	-	2
Andrew Ang[3]	2 of 2	-	1	1 of 2	-	-	-
Lim Hwee Hua[4]	2 of 3	-	1	-	4 of 4	-	-
Leung Chun Ying	6 of 7	-	-	-	4 of 5	-	2
Oon Kum Loon[5] (Mrs)	5 of 5	2 of 2	-	2 of 2	-	2	2
Tow Heng Tan[6]	3 of 3	-	-	-	1 of 1	1 of 2	1 of 1
Choo Chiau Beng	7	-	0 of 1	-	-	-	-
Teo Soon Hoe	7	-	1	-	-	-	-
No. of Meetings Held	7	5	1	4	5	2	2

NATURE OF CURRENT DIRECTORS' APPOINTMENTS AND MEMBERSHIP ON BOARD COMMITTEES

Director	Board Membership	Committee Membership				
		Audit	Executive	Nominating	Remuneration	Risk
Lim Chee Onn	Executive Chairman	-	Chairman	-	-	-
Lim Hock San	Lead Independent Director	Chairman	Member	-	-	Member
Sven Bang Ullring	Independent	-	-	Chairman	Chairman	-
Tony Chew Leong-Chee	Independent	Member	Member	-	-	-
Tsao Yuan Mrs Lee Soo Ann	Independent	-	-	Member	Member	-
Leong Chun Ying	Independent	-	-	-	Member	-
Oon Kum Loon (Mrs)	Independent	Member	Member	Member	-	Chairman
Tow Heng Tan	Non-Independent & Non-Executive	-	Member	-	Member	Member
Choo Chiau Beng	Senior Executive Director	-	Member	-	-	-
Teo Soon Hoe	Senior Executive Director & Group Finance Director	-	Member	-	-	-

1 Appointed as Member of Board Risk Committee on 1 October 2004.

2 Appointed as Member of Remuneration Committee on 14 May 2004. Resigned as Member of Audit Committee on 15 May 2004.

3 Resigned as Director, Member of Executive Committee and Nominating Committee on 15 May 2004.

4 Resigned as Director, Member of Executive Committee and Remuneration Committee on 11 August 2004.

5 Appointed as Director, Member of Audit Committee, Executive Committee and Nominating Committee on 15 May 2004. Appointed as Chairman of Board Risk Committee on 1 October 2004.

6 Appointed as Director, Member of Executive Committee and Remuneration Committee on 15 September 2004. Appointed as Member of Board Risk Committee on 1 October 2004.

Process For Selecting New Directors

The Nominating Committee (NC) leads the process and makes recommendations to the Board as follows:

(a) NC evaluates the balance of skills, knowledge and experience on the Board and, in the light of such evaluation and in consultation with Management, prepares a description of the role and the essential and desirable competencies for a particular appointment.

(b) External help (for example, Singapore Institute of Directors, search consultants, open advertisements) to be used to source for potential candidates if need be. Directors and Management may also make suggestions.

(c) NC conducts formal interview of short-listed candidates to assess suitability and to ensure that the candidate(s) are aware of the expectations and the level of commitment required.

(d) NC makes recommendations to the Board for approval.

Evaluation Processes

Board

Each Board member is required to complete a Board Evaluation Questionnaire and send the Questionnaire directly to the Independent Co-ordinator within five working days. An "Explanatory Note" is attached to the Questionnaire to clarify the background, rationale and objectives of the various performance criteria used in the Board Evaluation Questionnaire with the aim of achieving consistency in the understanding and interpretation of the questions. Based on the returns from each of the Directors, the Independent Co-ordinator prepares a consolidated report and presents the report to the members of the Nominating Committee for discussion. Thereafter, the Independent Co-ordinator presents the final consolidated report to the Board together with the recommendations of the Nominating Committee, for discussion on the changes which should be made to help the Board discharge its duties more effectively.

Individual Directors

The Board differentiates the assessment of an executive Director from that of a non-executive Director.

In the case of the assessment of the individual executive Director, each non-executive Director is required to complete the executive Director's assessment form and send the form directly to the Independent Co-ordinator within five working days. It is emphasised that the purpose of the assessment is to assess each of the executive Directors on their respective performance on the Board (as opposed to their respective executive performance). The executive Directors are not required to perform a self, nor a peer, assessment. Based on the returns from each of the non-executive Directors, the Independent Co-ordinator prepares a consolidated report and presents the report at a meeting of the non-executive Directors, chaired by the Lead Independent Director. Thereafter, the Remuneration Committee, taking into account (a) the results of the assessment of the respective executive Directors' board performance, and (b) the assessment of the executive Directors in their executive capacity (against the key performance indicators set for them earlier in the year), decides on each of the executive Directors' specific remuneration packages.

As for the assessment of the performance of the non-executive Directors, each Director (both non-executive and executive) is required to complete the non-executive Directors' assessment form and send the form directly to the Independent Co-ordinator within five working days. Each non-executive Director is required to perform a self-assessment in addition to a peer assessment. Based on the returns, the Independent Co-ordinator prepares a consolidated report and presents the report to the members of the Nominating Committee for discussion. Thereafter, the Independent Co-ordinator discusses the final consolidated report with the Chairman of the Nominating Committee and the Chairman of the Board so that they may provide the non-executive Directors with the necessary feedback with a view to improving their board performance and shareholder value.

Chairman

The Chairman Evaluation Form is completed by each non-executive Director and sent directly to the Independent Co-ordinator within five working days. Based on the returns, the Independent Co-ordinator prepares a consolidated report for discussion at a meeting of the non-executive Directors, chaired by the Lead Independent Director. Thereafter, based on the discussion of the non-executive Directors, the Independent Co-ordinator presents the final consolidated report to the Lead Independent Director who then meets with the Chairman to provide feedback and discuss appropriate steps.

Performance Criteria

The performance criteria for the Board evaluation are in respect of Board size and composition, Board independence, Board processes, Board information and accountability, management in adversity, Board performance in relation to discharging its principal functions, Board Committee performance in relation to discharging their responsibilities set out in their respective terms of reference, and financial targets such as return on equity, debt/equity ratio, dividend pay-out ratio and earnings per share.

The individual directors' performance criteria are in relation to their industry knowledge and/or functional expertise, contribution, sense of independence and others. For the executive Directors, the added criteria of "responsiveness to comments/questions" and "open and forthright" were applied.

The assessment of the Chairman of the Board is based on his ability to lead, whether proper procedures were established to ensure effective functioning of the Board, whether time devoted to Board meetings were appropriate in terms of number of meetings and duration of meetings, whether information provided to the Board was adequate in terms of adequacy and timeliness, among others.


FELS
Keppel

Overseas fund managers visited Keppel FELS to obtain insights into the operations of the global leader in offshore rigs

"We have found Keppel's investor relations and top management to be proactive and effective in their communication with investors, hence making Keppel among the best firms as regards transparency. Minority investors are treated well at this company."
- Dr Mark Mobius, Managing Director of Templeton Asset Management

With a shareholder base of over 400 global institutions from 26 countries, Keppel Corp has continued to earn investor confidence and loyalty in 2004. Our top ten institutional investors, which account for about two-thirds of our entire institutional shareholder base, have continued to take a medium to long-term investment holding period for shares they own in us.

Keppel Corp's share price performed well in 2004. It increased 41% during the 12-month period to close at $8.60 as at 31 December 2004. This is significantly higher than the 17% improvement of the benchmark Straits Times Index during the same period. We achieved a Total Shareholder Return of 49% last year.

Mr Lim Jit Soon, Head of Country Research (Singapore) for Citigroup Smith Barney observed, "Keppel has delivered on its restructuring initiatives outlined since 2002. Keppel's strong share price performance reflects the market's confidence in its ability to execute and deliver."

Communications with investors

Keppel Corp takes a proactive approach in communicating with our investors. We hold investor meetings, press and analysts conferences and conference calls regularly with existing and potential shareholders to explain our businesses, financial health and discipline and growth strategies.

Keppel Corp Outperformed the Straits Times Index


No. of times
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003
2004
9 Mar 2005
Keppel Corp
STI

We also engage the heads and chief financial officers of our strategic business units at some of these dialogue sessions with investors so as to further strengthen investors' understanding of the various facets of our businesses.

As a multinational company with a global shareholder base, Keppel Corp understands the importance of communicating with and providing accessibility to our overseas investors.

In 2004, Keppel Corp's senior management went on non-deal roadshows to the US and Europe for one-on-one meetings with fund managers and buy-side analysts. Through these dialogues, our investors overseas were able to interact directly with our senior management and gain first hand insight of our businesses and growth strategies.

Keppel Corp also continued to 'live' webcast our quarterly financial results as part of our communications outreach. Our audiences in Singapore and overseas were able to interact directly with our senior management through the question and answer sessions.

By keeping our communications channels open and initiating dialogues with our shareholders, we have maintained our strong rapport with the investing community. Such efforts have also sustained Keppel Corp's attractiveness as an investment among current and prospective investors.

Recognition

Keppel Corp was rated best in investor relations among listed Asian conglomerates as named by the buy-side analysts and fund managers in the 2004 ranking exercise by the *Institutional Investor Research Group*.

We were also ranked among the best of Singapore-listed companies for investor relations in the 2004 Best Companies Poll by *FinanceAsia*, which surveyed fund managers, equity investors and research analysts.

In the 12th annual 'Best-Managed Company' poll results published by *Asiamoney* in January 2004, Keppel Corp came in among the top three for 'Best Investor Relations' and 'Most Improved in Investor Relations'. For the 13th annual poll's results released in January 2005, Keppel Corp came in second place among Singapore firms for most improved investor relations.




30th Annual Report

1 2

January
Keppel Corp came in second place for the 12th annual 'Best-Managed Company' poll by *Asiamoney*. We came in tops for 'Best Focus on Shareholder Value', and ranked among the top three for 'Best Corporate Strategy', ' Best Financial Management', 'Best Investor Relations', 'Most Improved in Investor Relations' and 'Most Improved in Corporate Governance'.

February
Keppel Land was ranked third 'Most Transparent Property Company in Asia Pacific' in a study by the National University of Singapore's (NUS) Department of Real Estate.

March
Keppel Corp clinched the Merit award and Keppel Land the First Runner-up award at the 30th Annual Report Award 2003.

Keppel Shipyard received a cash bonus of $1.5 million for excellent execution of the FPSO *Marlim Sul* for Single Buoy Moorings.

Keppel Land's Shanghai Merryfield Land was named the 'Most Distinguished Foreign Enterprise' in Jingan District.

Keppel FELS Brasil was commended for achieving five million manhours worked without loss time incidents (LTI) on the conversion of FPSO *P-48*.

April
Keppel Corp improved on its rankings for *Finance Asia*'s poll for 'Best Managed Company' (from eight to sixth place) and 'Best Corporate Governance' (from sixth to fifth place). We were also ranked for the 'Investor Relations' and 'Commitment to Strong Dividend Policy' categories.

May
Keppel Land was ranked sixth among Singapore companies in a corporate governance study by *BusinessWeek* and *Institutional Shareholder Services*.

Keppel Land's *Prudential Tower* won the Office/Industrial category in 2004's FIABCI Prix d'Excellence awards.

Keppel FELS was awarded the Gold Plaque of Commendation on May Day for its commitment to staff welfare and to training and development.

July
In a study on corporate governance disclosure by S&P's Governance Services and the Corporate Governance & Financial Reporting Centre at the National University of Singapore, both Keppel Corp and Keppel Land ranked among the top five among of 45 Straits Times Index companies.

Keppel FELS' proprietary A Class design project, *ENSCO 102*, was named 'Jackup Rig of the Year' by a major oil company.

Keppel O&M clinched 45 awards for exemplary safety practices and safety management systems at the Annual Safety Performance Awards. Keppel Logistics clinched a Silver award.

August
Keppel Corp was named Best in Investor Relations' among Asian conglomerates by the buy-side in *Institutional Investor Research Group's* 2004 survey.

Keppel Land's property in Chengdu, *The Waterfront*, was awarded 'Most Influential Property Brand, 2004' and 'Most Value-for-Money Property, 2004' by the Chengdu Housing Bureau and *Chengdu Shang Bao* and *Property Weekly*. It was also named 'Most Eagerly Anticipated Property in Chengdu, 2004' by *Chengdu Shang Bao*.

Keppel FELS clinched one Star award, six Gold awards and one Silver award at the National Innovation & Quality Circles (iQC) Convention.

September
Keppel Corp won the 'Most Transparent Company' (Multi Industry/ Conglomerates) award for the second year running and the 'S$1 Billion Dollar Cap' award at


JPMorgan
KEPPEL SHIPYARD LIMITED
S$ 1,500,000
1.5 Million Bonus for the
Early Completion of FPSO Marlim Sul
3 4

the Securities Investors Association's 5th Investors' Choice Awards 2004. Keppel Land clinched a runner-up award under the 'Most Transparent Company (Properties)' category for the fifth consecutive year.

Keppel Corp was also named first runner-up in the 'Singapore Corporate Governance Award' category for the second year running. Keppel Land and Singapore Petroleum Company both received merit awards for corporate governance.

Keppel Corp was honoured with 'Friends of the Arts' award for the third consecutive year for supporting local arts. MobileOne was awarded the 'Distinguished Patron of the Arts' Award.

Keppel FELS Brasil's BrasFels yard was given the *HSE/Engineering Award for Hired Company of the Year 2003* by Petrobras, in recognition of its superior Health, Safety and Environmental (HSE) and engineering standard.

October

Keppel FELS was awarded a US$100,000 bonus by customer GlobalSantaFe for the yard's successful fast-track upgrades of jackup rigs *Key Gibraltar* and *Adriatic XI*.

Keppel FELS achieved one million manhours without LTI on *Al Hail*, a newbuild jackup rig for Abu Dhabi's National Drilling Company.

Keppel Land's Beijing residential project *The Seasons* won the 'Best Landscaping Award' from local newspaper *Xin Jing Bao*. It was also named among the 'Top 10 Real Estate Corporations in Beijing' by *Beijing's Lifestyle Guide* magazine.

Keppel FELS, Keppel Logistics and Keppel Shipyard (Tuas) won the Silver Singapore H.E.A.L.T.H. (Helping Employees Achieve Life-Time Health) awards for their commitment to the Workplace Health Promotion programme. Keppel Land and Keppel Shipyard (Gul and Benoi) received Bronze awards.

November

Keppel Logistics received the Community Chest Award for the 17th consecutive year. Keppel Singmarine won the SHARE Platinum Award in recognition of its high participation rate in the Community Chest's SHARE programme.

December

Keppel Shipyard received the ISO 14001:1996 certification from Det Norske Veritas for commitment to protect and care for the environment.

Keppel FELS achieved five million workhours without any LTI for the hull construction of the BP Shah Deniz *TPG-500*.

Keppel FELS was awarded a safety bonus of $10,000 by Smedvig Asia for one million workhours without LTI for the *West Setia* semisubmersible drilling tender and another $10,000 bonus from Odfjell Drilling for 600,000 workhours without LTI for the *Deepsea Ambassador* jackup rig newbuilding.

1. Keppel O&M clinched 45 awards for exemplary safety practices and safety management systems at the Annual Safety Performance Awards
2. Keppel Corp won a Merit Award at the 30th Annual Report Award 2003
3. Keppel Shipyard was awarded $1.5 million for the early delivery of FPSO *Marlim Sul*
4. *The Waterfront* project was named 'Most Eagerly Anticipated Property in Chengdu, 2004' by *Chengdu Shangbao*



Trimming the sails



We seize the winds as we ride the waves, tapping opportunities, optimising capital, and maximising synergies among our businesses for earnings growth



We embarked on a restructuring of the Group in 2001. This involved a re-assessment of the Group's core competencies, which led to our focus on Offshore & Marine, Property and Infrastructure. The restructuring was also a key platform for inculcating our employees with the importance of creating shareholder value. We set out to re-shape and re-define the way we conduct our businesses. Capital discipline was also reinforced. We set out to divest non-core assets and establish an ROE target of 12-15% to be achieved by end 2003.

In the last four years, we divested $3.7b of non-core assets. We distributed part of these proceeds to shareholders, while the remaining was used to reduce borrowings and grow our businesses. A total of $1.2b was distributed to shareholders in the form of dividends and capital distributions over the last four years. As a result, we cut our capital employed by 39% while PATMI has increased 97% since end 2000, translating to a significant improvement in our ROE from 8.6% in 2000 to 15.7% in 2004.

Achieved Positive EVA


($ million)
100
0
-100
-200
-300
-400
-500
-600
-700
(665)
+ S$370m
(295)
+ S$170m
(125)
+ S$160m
35
2001
2002
2003
2004

Through a two-prong approach of growing profits and managing our capital deployed to achieve these earnings, we have achieved a dramatic improvement in EVA amounting to $700m from 2002 to 2004. As a Group, we have now turned the corner with a positive EVA in 2004.

Total Shareholder Returns


80
60
40
20
0
-20
37.9%
7.6%
30.3%
STI (14.5%)
75.3%
10.4%
64.9%
STI
38.2%
48.8%
7.8%
41.0%
STI
21.6%
2002
2003
2004
Share Price Appreciation
Dividend Return
STI TSR

Source: *Bloomberg*

It is immensely satisfying to see shareholders according us a CAGR Total Shareholder Returns of 53% from 2002 to 2004. This is higher than the benchmark Straits Times Index which saw a CAGR Total Shareholder Returns of 13% over the same period. Dividend return made up an average of 8% p.a. of total shareholder returns over this period, during which our share price had appreciated by an average of 45% p.a..

Through our delivery of consistent earnings growth, we aim to continue to produce shareholder value through a combination of capital appreciation and dividend yields. As we build value in our businesses, it is our intent to ensure that our EVA continues to improve. We recognise that without concerted efforts by both management and staff, our drive for continued EVA improvement for our shareholders would be just a flash in the pan.

Embracing a value-added mindset has now become part and parcel of our work philosophy at Keppel. EVA, as a value management tool, would further serve to crystallise this philosophy in a more rigorous manner, empowering us to pursue strategies and capital allocation decisions in an optimum manner for our shareholders. At Keppel, there are three key elements to our EVA programmes: measurement, management and incentives.

From a measurement point of view, we have been reporting our EVA performance over the last four years and tracking it for much longer. In the last few years, we have also started cascading the measure of EVA down to our subsidiaries within the Group.

Measurement of EVA by itself will not automatically produce improvements. With the EVA goal in mind, we are committed to developing, evaluating and implementing strategies to increase value. We manage the successful implementation of these strategies via integration with our Performance Scorecard process first introduced in 2003, where corporate and business unit strategies are cascaded into goals and objectives for senior management and staff.

In 2004, we focused on implementing the third and final element of our EVA programme by linking our EVA measurement and management system to the remuneration of senior management and key executives. An EVA-linked compensation scheme for Keppel Corp staff was introduced in 2004 to further align management and employees' interest with that of our shareholders. Having an EVA-linked incentive plan essentially gives every employee a personal stake in the value he or she creates for the Company. This message was reinforced in November last year when a series of communication sessions were conducted giving all employees in Keppel Corp the opportunity to understand the rationale of EVA and the mechanics of the plan.

We will be focusing our efforts to deploy EVA broader and deeper within our Group. 2005 will see us start incorporating EVA-based incentives into the compensation schemes of senior management of all our subsidiaries to create a unified framework for value creation. In the long run, we are committed to creating an abiding commitment of our Keppel culture to a system where all our employees understand the role that they each can play in enhancing EVA and ultimately, shareholder value.



The skills and dedication of our employees are key determinants of our business performance in the long term, especially as we remain committed to develop intellectual properties for sustained competitive advantage.

As a global company with a presence in 27 countries, we are focused on developing, engaging and deploying a talented workforce to support our Group's operations in Singapore and overseas.

From a human capital management perspective, there are three key factors that enable us to effectively deploy our talents.

Firstly, we engage our employees in our businesses through communication of the roles they play and their contributions towards business performance and value creation.

Secondly, we provide our employees with the proper skills and opportunities so that they can add value to the workplace.

Thirdly, we recognise that a better work-life balance of our employees creates a more flexible, loyal and motivated workforce. This benefits Keppel as an employer.




1,305
2,746
2,088
Manpower
by Segments
16,047
Offshore & Marine
Infrastructure
Property
Investments


1,333
5,623
Manpower
by Countries
602
10,009
4,007
612
Singapore
Rest of Asia
Brazil
China / HK
USA
Others


3,732
18,454
Executives/
Non-Executives
Executives
Non-Executives

Engaging our workforce

Promoting employee performance

Continued refinement of our performance management process resulted in the widespread use of performance scorecards across the organisation to track, assess and manage performance.

This enabled senior level employees to identify and prioritise their corporate goals and objectives that are aligned with enhancing shareholder returns.

2004 also marked the first year where the performance-based compensation of our top executives was tied to economic value added.

This helped us further reinforce the culture of shareholder value creation among our management staff.

It is our intent to further cascade the successful use of value creation principles and activities as the main criterion in determining incentive compensation for all management and executives Group-wide.

Enhancing business literacy

As we inculcate performance management principles in all our employees, we recognise that our employees need to understand and relate these principles to their daily activities. In line with this, various training activities were carried out at our business entities.

For instance, business literacy programmes and activities were conducted to strengthen our non-finance orientated employees' understanding of corporate financial performance. These sessions ranged from training in treasury instruments, derivatives and money market operations to learning sessions on EVA and the principles of value creation.

Developing human capital

We recognise the need to build a ready pool of quality human capital to support our businesses. This need is translated into a two-pronged approach of developing existing talents and looking externally beyond our Group in expanding the talent pool.

Grooming future leaders

We finetuned our leadership identification and development programme in 2004. The aim was to build a centralised one-stop Keppel Management Development Centre where future Keppel leaders are groomed.

In the interim, we continue to build a culture of continuous learning in our management by putting them through programmes which include online MBAs and executive development courses at renowned institutions such as Chicago School of Business and Harvard Business School.

Recruiting talents

We were also active in recruiting and nurturing young talents through our extensive range of scholarship and job placement programmes.

Following the launch of the Keppel International Scholarships Scheme in 2003, Vietnamese Nguyen Duc Minh became the first recipient of this scholarship. The Scheme allows bright working graduates from overseas to further their studies at local universities in Singapore. Scholar Duc Minh is currently pursuing his Masters in Business Administration (MBA) at the National University of Singapore. The award presentation in Vietnam was witnessed by Vietnam Deputy Prime Minister, HE Nguyen Tan Dung.



Keppel's first International Scholar, Nguyen Duc Minh, receiving his award from Executive Chariman Lim Chee Onn and witnessing the event was Vietnam Deputy Prime Minister, HE Nguyen Tan Dung

We also collaborated with external industry groups. Keppel Land partnered the Ministry of Trade to launch the Asian Business Fellowship programme. Keppel O&M tied up with the Association of Singapore Marine Industries to develop the ASMI Scholarship scheme. Keppel Corp collaborated with Temasek Holdings in the Regional Fellowship Programme.

Promoting wellness and health

We continued to promote the social and mental well-being of our employees through a myriad of healthy-lifestyle activities in 2004. These activities included lunch-talks by external experts on topics such as healthy eating, natural health therapy, stress management and first aid awareness.



More than 2,000 Keppel O&M employees led by senior management enjoyed a good workout during the annual A.C.T.I.V.E. Day in December



In 2004, Keppel Volunteers rode on Keppel's corporate activities to interact with students of APSN, the Group's adopted charity

Keppel remained active in corporate volunteerism work in 2004 as part of our community service and outreach efforts. Over and above the benefits to society, these volunteerism activities also provided our employees from the various strategic business units opportunities to interact with one another.

Into the fourth year since inception, the Keppel Volunteers programmes continued to see strong participation by staff across all the subsidiaries. Today, the corporate volunteerism culture has spread extensively across the Group, thanks to the multitude of volunteer activities that have taken place.

Keppel Volunteers started the year with fund-raising for the Association for Persons with Special Needs (APSN) through the Keppel Offshore and Marine Family Day at Sentosa. Funds raised were earmarked for further skills training and development to help the children under APSN to increase their employability and integration into society. This was followed by educational tours and field trips to the NEWater Centre, ASEAN Heritage Experience at Suntec City, the Road Safety Park, a 'Duck Tour', a 'Hippo Bus' ride and cross-country runs, among others.

Through these activities, we aimed to familiarise the children with knowledge and development of the modern world, assisting them to increasingly become confident citizens of Singapore.

Beyond APSN, we also recognised the need to extend our helping hand to other needy societies and children. Keppel Volunteers treated some 50 children from SINDA Children's Aid Society to 'Sesame Street Live', bringing cheer to the children.

Keppel Volunteers remain strongly focused on working with APSN in 2005 to find ways to improve on the skill training and development aspects of the Association's curriculum.

Mrs Tan Chee Koon, Executive Director of the National Volunteer & Philanthropy Centre commended the Keppel Volunteers for their dedication and enthusiasm.

"I am heartened by the work of your committee, the growing number of Keppel Volunteers, and most of all, by the chirpy, zestful spirit of the volunteers that I have seen in action. Keep up the good work!" she said.

Keppel Volunteers will also seek more opportunities to promote and involve more Keppelites in corporate volunteerism, including the exploration of other areas of volunteering so that the volunteers can continue to make a difference.

Keppel Scholars Alumni Association (KSAA) continued to promote networking among Keppelites with the organisation of various programmes for employees.

KSAA organised the Inter-SBU games for the second year running to promote employee wellness. The games generated a high level of participation among staff from the various business units. KSAA also partnered a reputable golf school to provide beginner and intermediate golf programmes to Keppelites as well as their families and friends.

KSAA extended its activities into the arts scene through the *Kepture!* events. The inaugural *Kepture!* event was held in October 2004 at the Victoria Theatre, with Ivan Heng's production, 'The Visit of the Tai Tai'.

On the management development front, KSAA and Keppel's Group Human Resources jointly organised the Professional Development Programme 2005 with a camp at Indonesia's Bintan Island in January 2005. The participants were put through various programmes and activities that required them to apply their adaptability, teambuilding and innovation skills.



In 2004, Keppel welcomed seven more budding talents into the Keppel Scholarship programme



Forging teamwork and building synergy across the Group through the Professional Development Programme



The 'Investing In Vietnam' conference, co-organised by Keppel Corp, drew overwhelming participation by more than 600 business delegates and *government officials* (*Picture courtesy of The Straits Times*)

Keppel Group continued to contribute to society through various sponsorship programmes that supported regional business relationships, charity, the arts, education and community.

Regional business relationships

Keppel Corp played a key role in providing strong impetus for the strengthening of the bilateral relationship between Singapore and Vietnam and the launching of initiatives to attract foreign investments to Vietnam through the 'Investing in Vietnam' Conference held on 17 and 18 August 2004 in Hanoi.

The event was organised together with Temasek Holdings, the Vietnamese Ministry of Planning and Investment and the Vietnam Chamber of Commerce and Industry. It was also co-organised by IE Singapore and supported by Singapore Business Federation and the Association of Small and Medium Enterprises.

The conference brought together more than 600 participants hailing from the region and the United States of America. During the week of the two-day investment conference, three investment licences were awarded, four logistics deals were sealed, three new education centres were launched and at least US$200 million worth of investments were pledged.

Keppel also demonstrated its commitment to assist the region in its growth and to be an active partner in its development through its Gold sponsorship of US$30,000 for the ASEAN Business and Investment Summit 2004. Held in Vientiane, Laos, the Summit brought more than 200 top business leaders to discuss and form strategic partnerships so as to facilitate trade activities.

Charity

Keppel Group rallied support in both cash and kind to relief efforts to help countries recover from the tsunami disaster which took place in December last year. Keppel Corp donated $200,000 via Network Indonesia, in aid of Indonesia's humanitarian relief efforts. Keppel Integrated Engineering worked with the Public Utilities Board in various efforts to design and build portable water treatment plants for the Maldives and other affected areas to alleviate the fresh water supply crisis there.

In addition, Keppel employees also donated more than $74,000 to the 'Tidal Waves Asia' fund coordinated by the Singapore Red Cross to help victims of the tsunami disaster in the region.

The Arts

As part of our continued support for musical talents from the region under the Keppel Music Scholarship programme inaugurated in 2003, we presented two scholarships worth $60,000 each to Vietnamese



1



2

1. Brazil's Minister of Culture, Gilberto Gil, thrilled the audience at the Keppel O&M sponsored 'Best of Gil' concert
2. Keppel Corp received the 'Friends of the Arts' award for the third consecutive year

students, Ms Tran Que Lan and Ms Phan Gia An Thu. Ms Lan and Ms Thu are pursuing their studies at the Yong Siew Toh Conservatory of Music at the National University of Singapore.

One of our scholars from the pioneer batch, Ms Tran Thi Tam Ngoc, did the Conservatory and Keppel proud for her outstanding performance at the 1st ASEAN International Chopin Piano Competition held in Kuala Lumpur, Malaysia last year.

As part of our contributions to the local arts scene, we continued to support home-grown talents at the Singapore Arts Festival in 2004 with a $100,000 sponsorship for the production of *Opiume*, a modern, chamber opera. Keppel received the Friend of the Arts Award for the third consecutive year from the National Arts Council at the Patron of the Arts Awards ceremony, in recognition of our Group's support of the arts.

For local music talents, Keppel Corp sponsored $20,000 to the Singapore Chinese Orchestra during its fund-raising exercise last year.

Keppel O&M supported the Singapore debut concert by Brazil's Minister of Culture, Gilberto Gil, at the Esplanade Concert Hall.

Keppel O&M also sponsored the printing of 3,000 copies of the memoirs of Kazakhstan's Foreign Minister, Dr Kassymzhomart Tokaev.

As part of our support for environmental awareness, we donated $10,000 to the Living Art Carnival organised by the Singapore Environment Council to educate Singaporeans on environmental sustainability through the medium of art and culture.

Education

Keppel Corp sponsored $100,000 towards National Archives of Singapore's upcoming publication, *The Encyclopaedia of Singapore*. This 500-page work of reference by the division of National Heritage Board is expected to be the most comprehensive compendium to be produced. The book will contain the past and present culture of Singaporeans and their contributions to the nation.

We also donated $10,000 to the NTUC Thrift and Loan Co-op to part-finance its 'Basic Financial Planning' course to educate workers with the basics of financial planning so that they could better manage their finances.

Keppel Corp continued to support the Securities Investors Association of Singapore's Investor Education Programme with $75,000 in 2004. The programme educates retail investors through various seminars and workshops so that they are able to make better-informed investment decisions to grow and protect their wealth.

Community

Keppel sponsored $50,000 for the 2004 National Day Parade themed 'A Progressive Society'. As in previous years, Keppel Volunteers took the opportunity to bring students from the Association for Persons with Special Needs (APSN) to enjoy the festivities. Last year, 75 Keppelites participated in a marching contingent during the Parade.

The Group supported National Heritage Board in its inaugural *Singapore HeritageFest 2004*. The 10-day long event celebrated Singapore's heritage and cultural links with ASEAN countries at two main festival hubs at Suntec City and Parco Bugis Junction. In conjunction with the event, Keppel Volunteers also brought the students of APSN to Suntec City to introduce local and regional cultures to them.


Setting the marks


We plan and execute our projects well, setting
benchmarks of quality in our pursuit of excellence to
take the lead in booking our berths with our customers.



Keppel Shipyard completed the conversion of the 270,000 dwt FPSO *Marlim Sul* within budget in 11 months

Pacific Silver helped sealed Keppel Singmarine's position as a leading specialised shipbuilder

Offshore & Marine

January
Keppel FELS sold its entire 75% interest in ENSCO Enterprises Limited, which owned jackup rig *ENSCO 102*, to ENSCO Offshore International Company (ENSCO) for US$95 million.

February
Keppel FELS entered into an agreement with ENSCO to build *ENSCO 107*, a KFELS B Class jackup, for a consideration of three rigs and US$55 million. Keppel FELS subsequently sold the three rigs to a drilling services company for US$55 million.

Keppel FELS signed a contract with the Norwegian Skeie Group AS to build a KFELS B Class enhanced jackup rig for US$126 million.

Keppel O&M secured a total of $172 million in contracts through Keppel Singmarine to build four anchor handling tugs/ supply (AHTS) vessels and four harbour tugs and Keppel AmFELS (previously AMFELS) to upgrade a jackup rig.

March
Keppel AmFELS delivered *Tonala*, a KFELS B Class jackup rig, to its Mexican owner, Perforadora Central.

Keppel FELS secured a US$114 million order from Norwegian drilling services company, Odfjell Drilling, to build a KFELS B Class jackup rig.

Keppel AmFELS and BrasFELS clinched upgrading contracts for two Diamond Offshore semisubmersibles, *Ocean Winner* and *Ocean America*.

Keppel Shipyard delivered FPSO *Marlim Sul* for Single Buoy Moorings.

Keppel Singmarine clinched two customised AHTS vessel newbuilding jobs from SMIT Transport & Heavy Lift BV.

April
Keppel FELS entered into a co-operation agreement with Smedvig to build a semisubmersible drilling tender (SSDT) for US$94 million, and both entities will own and operate the unit on a 72/28 basis respectively.

Keppel FELS secured the fast-track upgrading job of jackup rig *Constellation II* from GlobalSantaFe.

May
The Keppel FELS Brasil (previously FELS Setal) and Technip consortium received the Notice of Award to build Petrobras' *P-51* semisubmersible production platform for US$639 million.

Keppel Shipyard further strengthened its track record as the leading LNG repair yard in Asia, outside of Japan, with the repair of two LNGS, *Doha* and *Bishu Maru*.

June
Keppel Shipyard was awarded the *Nordic Brasilia* and *Nordic Rio* conversion jobs by Teekay Navion Shuttle Tankers.



Five KFELS B Class jackup newbuild orders in 2004 affirmed Keppel FELS as the world's leader in design and construction of premium jackup units

July
Keppel Singmarine delivered two highly sophisticated AHTS vessels, *Pacific Silver*, which was the largest AHTS to be commissioned by a Singapore-based operator, and *Pacific 28*, to Pacific Richfield Marine.

Keppel O&M clinched US$66 million in contracts for the *ENSCO 66* repair job as well as an offshore support vessel newbuilding job from SMIT.

Keppel FELS delivered the main hull sections of the BP Shah Deniz *TPG 500* platform on schedule and Caspian Shipyard Company received a US$20 million contract from BP Exploration (Shah Deniz) to integrate these hull sections.

Skeie Group exercised its option to build a second KFELS B Class jackup with Keppel FELS for US$126 million.

August
Keppel AmFELS delivered an ultra premium deepwater platform drilling rig, which formed part of the BP *Holstein* project in the Gulf of Mexico, to Pride International.

November
Keppel AmFELS clinched $80 million contracts for the repair of *ENSCO 86*, *ENSCO 89* and *ENSCO 99* jackup rigs and Diamond Offshore's *Ocean Warwick*.

AMFELS was renamed Keppel AmFELS to leverage the Keppel and FELS brand names in its vision to further strengthen its presence in the Gulf of Mexico.

Keppel Verolme secured a EUR 20 million contract from Allseas Group's Solitaire Marine Contractors SA for the conversion of the pipelay vessel *Solitaire*.

Keppel Shipyard secured the conversion and upgrade works of FPSO *Berge Helene* from Bergesen Offshore.

December
The Keppel SLP consortium, in which Keppel O&M has a 60% stake, was awarded by PEMEX Exploración y Producción Company a US$164 million contract to build two accommodation platforms.

Keppel FELS Brasil became an 82.75%-owned subsidiary of Keppel O&M. The company was renamed from the previous FELS Setal following the divestment of PEM Setal Group's entire interest in the company on 6 January 2005.

Keppel FELS clinched a US$110 million KFELS B Class jackup rig newbuilding job from Qatar's first national drilling company, Gulf Drilling International Limited.

Keppel Verolme and Keppel AmFELS secured contracts totalling $60 million to build a Mobile Offshore Application Barge for Perenco UK Limited and a sludge vessel for New York City Department of Environmental Protection respectively.



The second release of the *Caribbean at Keppel Bay* resulted in all 135 units being sold

Property

February
Keppel Land completed its purchase of the 7,056 square-metre freehold site at Keng Lee Road, off Newton Road, for $88.08m.

June
Keppel Land and Chip Eng Seng Corporation Limited formed a 60/40 joint venture company to develop a 7,400 square-metre residential development in Devonshire Road.

July
Asia No.1 Property Fund, which is jointly managed by Alpha Investment Partners and Henderson Global Investors, purchased an office building in Seoul, Korea for US$38 million, marking the fund's first property acquisition in the country.

Keppel Investment entered into a Collaboration Agreement with Bangalore's residential developer Puravankara Projects Limited to form a 51/ 49 joint venture to purchase and develop a 9.68-ha site into a high-rise condominium project.

August
Keppel Land received investment licences from Vietnam's Ministry of Planning and Investment to develop the 113-unit villa residential project, *Villa Riviera*, in Ho Chi Minh City and the 74-ha fully integrated residential, commercial and recreational hub, *Saigon Sports City*.

Keppel's exquisite waterfront development, *Caribbean at Keppel Bay*, was made available for sale through a second release.

September
The Waterfront, Keppel Land's first residential project in Chengdu, saw an overwhelming response to its launch as more than 90% of the 169 units were sold within a month.

The *Asia No.1 Property Fund* bought 15 apartment units at *Goodwood Gardens* along Balmoral Crescent for about $23 million.

October
ABN AMRO took up 160,000 sq ft or about 12.5% of the office space at *One Raffles Quay*, making it the largest office leasing transaction since 1998.

December
Keppel Land entered into a joint venture with Indonesian property developer PT Modernland Realty Tbk to purchase a 270-ha land for township development in Cakung, Jakarta.

Keppel Land acquired Shanghai Minghong Property Co Ltd, which owns a 153,726 sm residential site in Xujing Town, Qingpu District in Shanghai, to develop the site into 186 villas and landed homes.


H005059
H008933

KIE's NEWater plant at Ulu Pandan will provide 50% of Singapore's NEWater needs

SKG's proprietary technologies form the bedrock of our Environmental Engineering Division

Infrastructure

January
Keppel Integrated Engineering (KIE) secured a $34 million contract from the National Environment Agency (NEA) to construct a flue gas treatment plant that incorporates Seghers Keppel Technology Group's (SKG) proprietary technologies.

February
Keppel FMO clinched contracts totalling $7.5 million to provide maintenance services to Immigration & Checkpoints Authority and facilities management services to Temasek Polytechnic and Republic Polytechnic.

May
KIE signed a joint venture agreement with China Cheng Tong Resources Recycling Development Corporation to provide wastewater treatment services in China.

SKG successfully commissioned and delivered the Shijiazhuang Wastewater Treatment Plant in China's Hebei province.

July
Seghers Keppel Technology Asia Limited entered into an alliance with China Everbright International to provide waste-to-energy incineration and wastewater treatment services in China and overseas.

SKG installed and started up its proprietary Unibrane Membrane Bio Reactor (MBR) system with Re-use through a Reverse Osmosis (RO) system at the Fuji Film BV plant in Tilburg, the Netherlands.

September
SKG clinched three contracts in China totalling $51 million to provide waste-to-energy incineration services and technologies in Suzhou and Changshu.

December
Keppel Engineering secured a 20-year contract from the Public Utilities Board for Singapore's fourth and largest NEWater plant at Ulu Pandan under a Design-Build-Own-Operate (DBOO) scheme.

KIE and Guangzhou Baiyun International Airport Ground Handling Service Company Limited set up a 25/75 joint venture to provide airport maintenance and operational services for 15 years.

Investments

April
Singapore Petroleum Company (SPC) completed farm-in for a 10% participating interest in Blocks 102 and 106 Production Sharing Contract, located in the Gulf of Tonkin, offshore Vietnam, for US$3.5 million.

July
SPC completed the acquisition of a 50% share in BP Singapore's refining interest, which includes BPS' one-third equity interest in Singapore Refining Company.

SPC bought Coastal Indonesia Sampang Ltd, which has a 40% working interest in the Sampang Production Sharing Contract which contains the Oyong oil and gas field located offshore East Java, from El Paso Corporation for US$23.2 million.

October
SPC acquired BP's 28 service stations, expanding its retail network to 39 stations. It also bought a 50% stake in BP-Wearnes Gas, which operates our LPG business.

SPC and its partners discovered oil and gas in its Yentu-1X exploration well in Block 106, located in the offshore Song Hong Basin in the Gulf of Tonkin, Vietnam.

November
k1 Ventures realised a net gain of about $21.7 million with the sale of K2 Inc.



SPC increased its downstream production output by acquiring 50% of BP's one-third stake in the Singapore Refining Company

Divestments

March
Keppel T&T and Keppel Corp divested a total of 10 feeder vessels for US$90.9 million.

December
Keppel T&T received $16.3 million through MobileOne's capital reduction exercise.

OPERATING & FINANCIAL REVIEW







Keppel Group's strategic priority is to continue to leverage our growth platforms in Offshore & Marine, Property and Infrastructure to generate sustainable earnings growth and create shareholder value. We aim to accomplish this by:

- **Strengthening core competencies** – The Group will continue its efforts to invest in research and development to further strengthen and broaden its product and technology capabilities. Guided by the Keppel Technology Advisory Panel formed in May 2004, the Group is committed to further enhance its operational competitiveness in its businesses by making strategic investments and acquisitions as and when necessary and forging strategic alliances with business partners. In addition, the Group will continue its efforts to build up a talent pool to support the Group's growth thrust.

- **Expanding market penetration** – We will continue to leverage the Group network and Keppel brand equity to enhance our presence in existing markets and penetrate new markets and grow our customer base. We see market growth opportunities in all our businesses of Offshore & Marine, Property and Infrastructure.

- **Leveraging our growth platforms** – We will continue to intensify our efforts to develop new growth platforms within the scope of our existing businesses. We will pursue power and environmental engineering projects to grow our Infrastructure business. In the Investments business, Singapore Petroleum Company (SPC), with its healthy cash flows, will be in a position to apply its resources prudently and systematically to grow its investment portfolio as well as its operational capabilities to capitalise on the increasing opportunities in the oil and gas industry.

- **Building earnings robustness into our business models** – The Group will continue to identify and adopt suitable approaches in its key businesses to develop long-term earnings streams. In Property, Keppel Land is expanding into township developments and growing fee-based earnings. The Group's cogen project will provide sustainable earnings when the plant comes onstream in 2007. In addition, the Group will continue to explore opportunities to participate in infrastructure projects in Asia, particularly in the area of power generation and environmental related projects.

We expect to achieve our targeted EPS CAGR of 8-12% through 2005 and a return on equity of above 15%. In addition, the Group will strive for continuous EVA improvement through expansion of our earnings base and maintaining an efficient capital structure. It is our aim to build and grow beyond 2006 and further enhance our return on shareholder equity.

REVENUE BY MARKET





Europe $506m
North America $790m
Japan/Korea/Taiwan $50m
Middle East $158m
Central America $57m
China/HK $263m
India $16m
Africa $2m
ASEAN $1,280m
South America $772m
Australia/NZ $69m

Total FY04 Revenue: $3,963m

GROUP STRUCTURE



Keppel Corporation Limited
Offshore & Marine
- Offshore rig design, construction, repair and upgrading
- Ship conversions and repair
- Specialised shipbuilding
100% Keppel Offshore & Marine Ltd
100% Keppel FELS Limited
100% Keppel Shipyard Limited
100% Keppel Singmarine Pte Ltd
100% Offshore Technology Development Pte Ltd
100% Keppel AmFELS Inc USA
100% Keppel Verolme BV The Netherlands
100% Keppel FELS Brasil SA Brazil
53% Caspian Shipyard Company Ltd Azerbaijan
59% Keppel Philippines Marine Inc Philippines
33% Arab Heavy Industries PJSC UAE
50% Offshore & Marine A/S Norway
50% Keppel Kazakhstan LLP Kazakhstan
Property
- Property development
- Property fund management
70% Keppel Bay Pte Ltd
30%
53% Keppel Land Limited
100% Keppel Land International Limited
100% Alpha Investment Partners Ltd
53% Keppel Thai Properties Public Co Ltd Thailand
25% Dragon Land Ltd Singapore/China
50% Keppel Philippines Properties Inc Philippines
24%
Infrastructure
- Power generation
- Environmental engineering
- Network engineering
Power Generation
100% Keppel Energy Pte Ltd
100% Keppel Electric Pte Ltd
100% Corporacion Electrica Nicaraguense SA Nicaragua
Environmental Engineering
100% Keppel Integrated Engineering Ltd
100% Keppel Engineering Pte Ltd
98% Seghers Keppel Technology Group NV Belgium
100% Keppel FMO Pte Ltd
Network Engineering
81% Keppel Telecommunications & Transportation Ltd
55% Trisilco Folec (M) Sdn Bhd Malaysia
100% ECHO Broadband (Singapore) Pte Ltd Singapore
Investments
48% Singapore Petroleum Company Ltd
37% k1 Ventures Ltd
14%* MobileOne Ltd
* Owned by Keppel Telecommunications & Transportation Ltd, an 81%-owned subsidiary of the Company
Group Corporate Services
Control & Accounts
Corporate Communications
Corporate & Strategic Devt/Planning
Human Resources
Information Technology
Legal
Risk Management & Audit
Tax
Treasury

The complete list of subsidiaries and significant associated companies is available on Keppel Corporation's website *www.kepcorp.com*

Group Operations

1. Group Overview

	2004 S'million	2003 $'million	% Increase/ (Decrease)
Revenue	**3,963**	5,947	(33)
Profit after tax and minority interests before exceptional items (PATMI)	**468**	395	19
Exceptional items	-	3	n.m.
Attributable profit	**468**	398	18
Operating cashflow	**530**	497	7
Free cashflow	**583**	563	4
Economic Value Added (EVA)	**35**	(125)	n.m.
Earnings per share before exceptional items (EPS)	**60.3 cts**	51.1 cts	18
Return on equity before exceptional items (ROE)	**15.7%**	14.1%	11
Total distribution to shareholders (per share)	**40 cts**	37 cts	8

The Group achieved another record profit for 2004, as PATMI rose 18.5% to a new high of $468 million. The Group's strong earnings growth was underpinned by the vastly improved performances of Offshore & Marine from a strong order book and SPC from increased refining margins and demand for its products. Property also achieved commendable earnings improvement in 2004 mainly from its residential development projects in China. Infrastructure's performance was affected by the lower than expected revenue from its investment in environmental engineering unit, Seghers Keppel Technology Group (SKG), and by costs associated with the restructuring of SKG to focus on growth segments.

EPS before exceptional items improved to 60.3 cents, 18% above the previous year's EPS of 51.1 cents. The Group's return on equity improved further to 15.7% and was above our target of between 12% and 15%. This is an improvement of 11% over the previous year's ROE of 14.1%. EVA turned positive during the year, following an improvement of $160 million over the previous year.

The Group's businesses generated strong operating cashflow of $530 million in 2004. Investments and capital expenditure amounted to $219 million, whilst divestments, comprising the sale of vessels and a capital reduction by M1, and investment income amounted to $272 million. The resultant free cashflow of $583 million for the year was $20 million or 4% above the previous year's.

Total payout to shareholders for 2004 inclusive of the proposed capital distribution is 40 cents per share. This is 8% higher than the previous year's total distribution of 37 cents per share.

2. Segment Operations

The Group's total revenue of $3.96 billion was 33% or $1.98 billion lower than the previous years' due mainly to the deconsolidation of Singapore Petroleum Company (SPC). If the revenue of SPC were to be excluded from the previous year, Group's revenue would have increased by 20%. Group pre-tax earnings of $647 million was 16.1% above those of 2003. The Group's strong earnings growth was underpinned by the vastly improved performances of Offshore & Marine from a strong order book and SPC from increased refining margins and demand for its products.


2004 Revenue
($ million)
58
763
712
2,430
Total Revenue
$3,963 million


2003 Revenue
($ million)
2,764
1,460
866
857
Total Revenue
$5,947 million

Offshore & Marine | Property | Infrastructure | Investments


2004 PATMI
($ million)
135
194
21
118
Total PATMI
$468 million


2003 PATMI
($ million)
89
143
54
109
Total PATMI
$395 million

Offshore & Marine | Property | Infrastructure | Investments

2.1 Offshore & Marine

Earnings review



Our Offshore & Marine Division achieved a record $3.1 billion of orders in 2004

Offshore & Marine's revenue of $2.43 billion grew by a hefty $970 million or 66%, largely due to the record levels of new contracts secured in 2003 and 2004. In 2004, Offshore & Marine was the largest contributor, accounting for 61% of Group revenue.

Offshore & Marine contributed substantially to our PATMI growth. PATMI from Offshore & Marine of $194 million was 36% higher than in the previous year. This Division accounted for 41% of Group PATMI, making it the largest contributor to the Group.

Offshore & Marine

	2004 $'million	2003 $'million	% Increase/ (Decrease)
Revenue	**2,430**	1,460	66
EBITDA	**308**	257	20
Operating Profit	**249**	188	32
Profit Before Tax	**250**	189	32
Profit Before Exceptional Items	**194**	143	36
Manpower (Number)	**16,047**	13,750	17
Manpower Cost	**465**	451	3


($ million)
300
250
200
150
100
50
0
249
250
194
188
189
143
Operating Profit
Profit Before Tax
Profit Before Exceptional Items
2003
2004









Our KFELS B Class jackup rigs with their enhanced drilling capabilities are well-received in the industry




THIALF

Keppel AmFELS built the ultra-premium deepwater platform drilling rig that forms part of the BP Holstein project for Pride International

Global exploration & production (E&P) spending is estimated to have grown by about 10% in 2004 as oil and gas companies continued to spend to meet growing global energy demand and replenish depleting hydrocarbons reserves.

E&P activities increased as oil companies raised the oil price benchmarks for their projects to the low US$20s per barrel from the previous average range of US$16 to US$18 per barrel amid the high oil prices. This translated into higher demand for rigs.

Investments in rigs were also driven by technology obsolescence, as the older rigs could no longer fulfill modern-day drilling requirements such as high temperature, high pressure drilling. The encouraging levels of rig utilisation rates and charter rates also justified the building of new rigs.

Conversion of floating, production, storage and offloading vessels (FPSOs) remained strong due to the number of fields which needed to be developed to replenish depleting global reserves.

The continued increase in oil exploration and production also prompted offshore support vessel owners to expedite their fleet renewal and expansion plans.

The buoyant demand for offshore support vessels was also supported by the high vessel utilisation rates in the regions of West Africa, South East Asia, Brazil, the Middle East and Mexico.

Meanwhile, the demand for tugboats also remained strong with the increase in port activities. The ageing profile of the global fleet also prompted vessel replacements.

In general, the fundamentals of the shiprepair market remained positive, especially with increased trade patterns in the region and sustained healthy freight rates. Vessel owners who required shiprepair and maintenance work turned to reliable yards in the region for quick turnaround repairs.



"The Flying Squad", Keppel FELS' offshore repair specialists, is the mobile and versatile one-stop solution for rig-owners worldwide

Offshore

2004 was a busy year for Keppel FELS, which undertook the construction of seven jackup rigs. The rigs were *ENSCO 106, Al Hail* for National Drilling Company, two jackups for a subsidiary of Sinvest ASA, *ENSCO 107* and a jackup each for Odfjell and Gulf Drilling. All these jackups are based on the widely accepted KFELS B Class design.

Apart from these projects, the Singapore yard also constructed the hull and living quarters structures for the *TPG 500* production platform for BP's Shah Deniz project and fabrication of the lower hull for Petrobras' *P-52* platform and column nodes for the *P-51* platform. During the year, the yard was also involved in two partnership projects, namely a semisubmersible drilling tender with Smedvig and a multi-service accommodation vessel with JCE Group.

Projects completed during 2004 included the *CPP3* platform for Petrovietnam and several repair and conversion contracts such as GlobalSantaFe's *Constellation 2, Key Gibraltar* and *Adriatic XI* and Transocean's *Searex IV.*

Keppel FELS' team of offshore repair specialists, "The Flying Squad", also attended well to several urgent on-location repairs, including *Ensco 51* and Smedvig's *West Pelaut* in Brunei and GlobalSantaFe's *Adriatic 5* in West Africa and *Rig 136* in Indonesia.

The yard in the United States was renamed from AMFELS to Keppel AmFELS to leverage the Keppel and FELS brand names in its vision to strengthen its presence in the Gulf of Mexico. It gained a toehold in the Mexican rig market by securing a contract to build two accommodation platforms, in consortium with Keppel Offshore & Marine USA Inc, SLP Engineering Ltd and Gulf Island LLC. In December 2004, Keppel AmFELS also secured a contract to build a sludge vessel for the New York City Department of Environmental Protection.

The yard was involved with the SBX platform modification for Boeing and delivered a number of major jobs including the KFELS B class jackup rig for Mexico's Perforadora Central, and the upgrade of *Ocean*


Kepp

Keppel FELS, in partnership with Swedish JCE Group, built a multi-service accommodation vessel, *Safe Concordia*

Titan and repair of *Ocean America* for Diamond Offshore. It also completed the construction of a platform drilling rig for Pride International.

Keppel FELS Brasil became a wholly-owned subsidiary on 6 January 2005.

In 2004, four Manifold Modules for *P-43* and *P-48* and two compressor modules for *P-50* were completed in the Niteroi Yard. The marine conversion and integration of *P-48* was completed and the FPSO was delivered to Halliburton in December. The yard also delivered three AHTS vessels to Delba Maritima in 2004.

BrasFels' 'strike steel' for the deckbox of *P-52* took place in June and the Niteroi Yard's 'strike steel' for the *P-52* modules took place in December. The keel for the first Maersk Platform Supply Vessel *Hull 104* was laid by BrasFels in March 2004.

In Baku, Caspian Shipyard Company undertook the mating / jackhouse assembly of the hull strips for BP Shah Deniz's *TPG 500* platform. The first of four hull strips arrived in Baku from Singapore's Keppel FELS yard on 16 October 2004.

During the year, the yard completed several major projects including the refurbishment of the Floating Dry Dock for BP Shah Deniz and the repair of *Trident 20* for Transocean.

Keppel Kazakhstan has started its yard development work in Aktau, Kazakhstan. The company is expected to secure a major steel fabrication contract for the massive Kashagan Field in the Caspian Sea. This is further testament to the success of Keppel O&M's 'near market, near customer' strategy.

At Keppel Verolme, the yard completed some significant conversions, repairs and upgrades for international clients last year. The yard secured a contract for conversion works on the deepwater pipelay vessel, *Solitaire*.

Over in the United Arab Emirates, Arab Heavy Industries undertook three major offshore-related refurbishment work on two jackup rigs and one jackup barge.


BERGE HELENE

Keppel Shipyard secured a conversion and upgrading contract for *FPSO Berge Helene* from Bergesen Offshore

Marine

Keppel Shipyard had a busy year, with a steady stream of repair awards from repeat customers such as Frontline, Ocean Tankers, AP Moller, Niederelbe Schiffahrtsgesellschaft Gmbh & Co, MOL, NYK, K-Line, Gesco, Worldwide, World Tankers, Pacific Richfield and Seabulk.

The yard further strengthened its track record as the leading Liquefied Natural Gas (LNG) vessel repair yard in Asia outside of Japan with the repair of five LNG vessels in 2004. They were NYK Line's *Doha* and K-Line's *Bishu Maru and Al Rayyan*, Golar LNG's *Golar Frost* and MOL's *Al Bidda*.

Amid the buoyancy of the global offshore industry, Keppel Shipyard completed the conversion of one FPSO, two floating, storage and offloading vessels (FSOs), two shuttle tankers and the upgrade of an oil storage barge.

The yard was awarded the FPSO *Berge Helene* conversion and upgrading contract in October 2004. The redelivery of the vessel is expected to be in August 2005. Upon redelivery, the vessel will be deployed at the Woodside's Chinguetti Field off Mauritania, West Africa.

In the Philippines, the three shipyards under Keppel Philippines Marine, Inc. turned in better results in 2004, in line with the increase in shipping activities.

Specialised shipbuilding

Keppel Singmarine's order book in 2004 grew substantially compared to 2003, as it secured newbuilding contracts for 10 AHTS vessels and eight tugboats. Its continued emphasis on developing proprietary ship designs introduced in 2003 resulted in eight more tugboats and three more AHTS being contracted to be built on Keppel's designs.

A total of 15 vessels was delivered in 2004 for Pacific Richfield Marine, CH Offshore, HADI Establishment, PSA Marine, Keppel Smit Towage and Maju Maritime.

There are a total of 18 vessels slated for delivery in 2005 and 2006.



Keppel Shipyard remains a leader in the FPSO/FSO conversion market, having converted 51 vessels since 1981

Keppel O&M will continue to focus on those industry segments where it has a competitive edge. These are mobile offshore drilling rigs, FPSO/FSO conversions, floating production units, shiprepair, especially of tankers and LNG carriers, and the building of tugs and offshore support vessels.

Its KFELS B Class jackup rigs are well-received in the industry, capturing 45% or 9 of the world's total jackup newbuild-in-progress as at February 2005. With their enhanced capability to drill under high temperature and high pressure environments, KFELS jackup rigs continue to occupy a dominant position in the market for new capabilities jackup rigs. In addition, the number of rigs under construction to replace the ageing fleet is way below that of the early eighties. With the current high rig utilisation and charter rates expected to improve, this further underscores the potential of new rig orders in the years ahead.

In joint venture with J R McDermott, Keppel O&M has acquired several patents for floating production systems, including the Extended Tension-Leg Platform and the Single Column Floater designs. These technologies will further enhance its capabilities and expand its range of deepwater solutions in line with market demand.

With more FPSO and FSO conversion projects expected in 2005, Keppel Shipyard will take the positive challenge of balancing this potential demand with the growing demand in the marine repair sector.

In marine repair, tanker repairs will continue to be the major source of revenue for Keppel Shipyard. The company is also expected to benefit from higher repair demand for containerships amid high imports of finished goods by the US and Europe from Asia. The expertise which the yard has accumulated for repair and maintenance of LNG carriers will enhance its capabilities to support the growth of LNG shipping as operators build up infrastructure to bring gas into the market.



Prospects for specialised offshore supply vessels are healthy, driven by buoyant offshore activities and an ageing fleet that is creating a strong replacement market

The overall demand for offshore support vessels and tugboats will remain strong for 2005 but competition in shipbuilding is expected to intensify. Keppel Singmarine has stepped up on its key strategies to capitalise and focus on its strengths for delivering good design, quality, and on time projects.

By continuing to pursue its 'near market, near customer' strategy and leveraging its worldwide network of 16 shipyards in nine countries, Keppel O&M will continue to harness global talents, form strategic alliances and develop technological leadership to foster an environment that promotes innovative products, forward-thinking solutions and outstanding customer service.

Sustainable Offshore Cycle


No. of rigs built
Average utilisation (%)
120
100
80
60
40
20
0
100
90
80
70
60
50
1979
1989
1999
Semis
Jackups
Avg utilisation

2.2 Property

Earnings review

Revenue from Property of $712 million was $154 million lower than in the previous year. The decline was principally due to timing difference of revenue recognition and launches of its residential projects. Property contributed 18% to Group revenue.

PATMI from Property of $118 million was an improvement of 8% over the previous year's. This was mainly from the strong take-up of residential development projects in China.

Property

	2004 $'million	2003 $'million	% Increase/ (Decrease)
Revenue	**712**	866	(18)
EBITDA	**195**	207	(6)
Operating Profit	**179**	191	(6)
Profit Before Tax	**194**	183	6
Profit Before Exceptional Items	**118**	109	8
Manpower (Number)	**2,088**	1,941	8
Manpower Cost	**37**	33	12


($ million)
250
200
150
100
50
0
191
179
194
183
109
118
Operating Profit
Profit Before Tax
Profit Before Exceptional Items
2003
2004

Market review

Singapore saw an improvement in both the residential and office sectors in 2004.

Take-up of new private housing units rose 12.2% to 5,785 units in 2004 from 5,156 units in 2003. Demand for secondary units increased by 14.5% to 5,488 units. Private home prices rose 0.9%, the first annual increase since 2000.

Rental rates of prime office space improved by 10% from end 2003 to $4.40 psf as at end 2004, the first annual increase since 2000. With three consecutive quarters of positive demand, the islandwide occupancy rate rose to 84% as at end 2004 after bottoming out at 82.1% in 2003.

Demand for housing in Asian countries such as China, Thailand and Vietnam where Keppel Land has trading residential projects, remained supported by good economic prospects, favourable demographics and urbanisation trends.

Operating review

Riding on improved market sentiments in 2004, Keppel Land launched two residential projects, *Caribbean at Keppel Bay* and *Urbana*. *Caribbean at Keppel Bay* saw a 100% take-up rate for the project's second release of 135 units in August 2004. *Urbana*, a high-rise condominium project at River Valley, also saw encouraging sales with 79% of the 96 launched units sold.

Keppel Land also sold four prime good-class bungalow plots at Cluny Hill during the year. Three more plots are available for sale.

With the bottoming out of the residential market, Keppel Land took the opportunity to jointly acquire *Quelin Gardens*, a residential site adjoining its Parc Devon site at Devonshire Road. The 79,650 sf amalgamated site will reap greater efficiency and economies of scale and yield a total of 163 condominium units.

In the office market, Keppel Land secured two major tenants at *One Raffles Quay*, a landmark 1.3 million sf office complex under joint development with Cheung Kong (Holdings) and Hongkong Land. This brought the total pre-committed office space to about 25% of total office space.

Demand for Keppel Land's residential projects in China remained strong. More than 85% of 541 units and 88% of 582 units launched at *The Seasons* in Beijing and *The Waterfront* in Chengdu respectively were sold as at end February 2005. All 230 units of *8 Park Avenue* in Shanghai launched in 2004 were snapped up.

In December 2004, Keppel Land acquired a 153,726 sm residential site in Qingpu District in Shanghai. Located in Xujing town, the group plans to build 186 villas and landed homes. They are targeted at the local upper-class and expatriate communities for sale in the first half of 2006.

In Bangkok, Keppel Land's first phase of the 367-unit landed development *Villa Arcadia* at Srinakarin, about 17 km southeast of Central Bangkok, was launched. Some 31 out of the 50 launched units of this 367-unit development were sold as at end February 2005.

In Vietnam, Keppel Land's *Villa Riviera* and *Saigon Sports City* received their investment licences from Vietnam's Ministry of Planning and Investment in August 2004. Some 14 out of 25 villas of the 113-unit *Villa Riviera* development launched were sold.

Keppel Land was one of the first Singapore real estate companies to enter India's residential market, with a joint venture to develop a 9.68-ha site in Bangalore into a high-rise condominium development. To be developed in phases over four to five years, the site is expected to yield about 2,000 housing units.

In Indonesia, Keppel Land tied up with PT Modernland Realty Tbk to purchase a 270-ha land for township development in Cakung, Jakarta in December 2004. Targeted at middle to upper-middle income Indonesian families, the entire township will be developed in phases over 10 to 15 years. It will yield about 7,000 landed housing units with substantial space allocated to retail and entertainment malls, offices, shop house units, as well as international schools and other public facilities.

Keppel Land's fund management vehicle, Alpha Investment Partners (Alpha), achieved a new milestone in 2004 with the first closing of its second fund, *Alpha Core Plus Real Estate Fund*, raising some $275 million. This fund will invest in institutional grade, income-producing properties in the developed markets of Asia.

Asia No.1 Property Fund, a pan-Asian direct real estate fund jointly managed by Henderson Global Investors and Alpha, has invested some 60% of the $170 million raised. The fund has acquired several properties for investment in South Korea, Singapore, Hong Kong and Japan, which offer relatively attractive yields and potential capital appreciation.





Caribbean at Keppel Bay, Singapore's premier waterfront residential property, saw a 100% take-up at its second release in August 2004






Business outlook

Keppel Land plans to launch three prime and sizeable projects, namely the 486-unit *Park Infinia at Wee Nam* in Newton, the 167-unit *The Belvedere* at Meyer Road and the 163-unit development at Devonshire Road, to ride the upturn in buying interest as the Singapore residential market continues to improve in 2005.

With the positive business outlook in Singapore, demand for office space is expected to continue to improve. This, coupled with the limited supply of new prime office space averaging less than 1 million sf a year for the next few years, will underpin rentals and capital values.

To further drive overseas earnings, Keppel Land will continue to make headway into new countries, new cities and new market segments in the region.

The group will launch in 2005 the first phases of two residential townships in Chengdu, China and Ho Chi Minh City, Vietnam. The group's recently purchased site in Cakung, Jakarta, will be developed in phases over 10 to 15 years into a township.



Keppel Land's residential projects in China enjoyed strong take-up rates

With favourable economic conditions and sustained demand, these townships will provide the group with a stable income stream for the longer term. The group is on track towards achieving at least 50% of earnings from overseas by 2005.

Overseas pipeline in next two to three years


3000
2500
2000
1500
1000
500
0
1,600
1,500
2,600
600
900
2,000
1,200
Shanghai
Beijing
Chengdu
Bangkok
HCMC
Bangalore
Jakarta
Units to be launched



KIE and its Chinese partner will provide maintenance and operations services to the Guangzhou Baiyun International Airport for 15 years

2.3 Infrastructure

Earnings review

Infrastructure recorded a revenue of $763 million, a decline of 11% from 2003 due to the divestment of a power plant in China in late 2003 and the lower than expected revenue from the environmental engineering business. The Division accounted for 19% of total Group revenue.

Infrastructure businesses contributed $21 million to Group PATMI, 61% lower than the previous year's $54 million. The poor performance was mainly attributed to its investment in environmental engineering unit, SKG. Following a total review of its business outlook, several unprofitable segments were shut down and all costs associated with these restructurings were recognised.

The Network Engineering business under Keppel Telecommunications & Transportation (Keppel T&T) recorded a significant improvement from a loss before exceptional items of $5.8 million in 2003 to a profit before exceptional items of $4.1 million in 2004.

Keppel Energy had another good year with an improvement in net income and cash position in 2004. Its power businesses in Brazil, Nicaragua and Singapore contributed meaningfully to its bottomline.

Infrastructure

	2004 $'million	2003 $'million	% Increase/ (Decrease)
Revenue	**763**	857	(11)
EBITDA	**73**	120	(39)
Operating Profit	**4**	40	(90)
Profit Before Tax	**27**	56	(52)
Profit Before Exceptional Items	**21**	54	(61)
Manpower (Number)	**2,746**	3,283	(16)
Manpower Cost	**139**	152	(9)


($ million)
60
50
40
30
20
10
0
40
4
56
27
54
21
Operating Profit
Profit Before Tax
Profit Before Exceptional Items
2003
2004

2.3.1 Power Generation

Market review

With most Asian economies registering modest to strong GDP growth in 2004, strong increase in power consumption was experienced during the year. In Singapore, average electricity demand grew about 4.8% in 2004 over 2003.

Brazil remained dependent on hydroelectric power and kept the fuel oil power plants in the country's emergency programme to balance its power requirements. In Nicaragua, electricity demand grew 4.4% in 2004 over 2003, underpinned by the growth of the national economy.

Operating review

In Brazil, Keppel Energy's power barges operated through its wholly owned subsidiary Nordeste Generation Energia Ltd, performed well and contributed another full year of earnings and cashflow in 2004. The power barges were dispatched during the dry season of January 2004 and achieved 100% plant availability on the northeast grid system during the remaining part of the year leading to full capacity payments.

In Nicaragua, CENSA continued to be supported by its well-established position in the contracts market. The power generation output for CENSA was 11.9% higher than in the previous year, reflecting demand growth in 2004 over 2003.

Despite the difficult business environment amid the high energy prices, electricity retail unit, Keppel Electric Pte Ltd, recorded another profitable year and gained in market stature as a customer-focused organisation which provides innovative and tailored solutions to industrial and commercial electricity users.

Business outlook

With the new electricity market in place, the Singapore authorities are now expected to focus on the liberalisation of the local gas market and review the feasibility of developing a LNG market in the country. The imminent liberalisation of the gas market


1


2

1. Keppel Energy will continue to capitalise on its experience in power generation business to participate in growth opportunities
2. The Network Engineering Division will focus on providing more value-added services

and the potential LNG development may offer new opportunities in the Singapore gas and electricity markets.

Following the successful implementation of the new electricity market in 2003, about 70% of the Singapore market is now contestable. The remaining 30% of the market, made up of about 1.1 million consumers, is expected to be contestable over the next three to four years, providing growth opportunities for electricity retailers in Singapore.

In Nicaragua, the development of the local electricity wholesale market is expected to present new opportunities through sales in the spot market, direct sales to large consumers and export sales to neighbouring countries.

Keppel Energy is actively pursuing redeployment opportunities for its power barges. Given the power barges' current location and configuration and shortages faced by the Latin American power markets due to a heavy reliance on hydropower and recurring droughts, this region continues to offer redeployment opportunities.

Keppel Merlimau Cogen Pte Ltd, which is developing a 500 MW combined cycle power plant on Jurong Island, continued to make good development progress.

2.3.2 Network Engineering

Market review

The global telecommunications industry stabilised in 2004. Telcos continued to be cautious about incurring major network infrastructure expenditure, preferring to focus on network quality and capacity enhancement and network optimisation programmes. In the fixed-line and cable industry, the European market has presented opportunities for Keppel T&T. On the other hand, the wireless market in Malaysia was more competitive as it entered a mature phase.

Operating review

The Network Engineering Division restructured successfully at the operating level. Operations across Europe and Southeast Asia were right-sized, overheads were significantly reduced and development efforts were focused on several key profitable markets and segments.

While the European markets continued to consolidate in 2004, the Division concentrated on marketing its core skills of project management, engineering services and geographical information system services for the wireline network market.

In Southeast Asia, while the Division's network deployment work in Malaysia slowed, its operations in Indonesia and the Philippines continued to grow as operators expanded their network coverage and improved the quality of their network performance.

Business outlook

The gradual recovery of the telecommunications industry should continue, though keen competition will continue to put pressure on margins. In the wireless business, the Network Engineering Division's mainstay of network deployment work in Malaysia slowed down significantly. Apart from pursuing in-building system design and implementation work, it has increased its focus on network planning and optimisation in Southeast Asia. There are more opportunities in these areas as operators expand their network coverage and improve the quality of network performance. The cable network markets in Europe and the United States are also showing signs of improving, and Network Engineering will be focusing its efforts on these key profitable markets.


Integrated Engineering

KIE is well poised with its proprietary water treatment technologies to ride the growing demand for wastewater treatment solutions in the markets which it operates in

Market review
2004 was a challenging year for the environmental engineering division of Keppel Integrated Engineering (KIE) despite the good performance in the other divisions. The water industry witnessed the entry of large multinationals and a number of financially distressed competitors in the thermal waste treatment arena were rescued by new investors. In parallel, demand for environmental treatment solutions from emerging markets such as China, Eastern Europe and South Asia grew rapidly in tandem with rapid infrastructure development.

Operating review
GE Keppel Energy Services, the precision engineering repairs, services and agencies associated company of KIE, continued to grow its revenue and profitabilty. It remains a significant contributor to KIE's earnings and cash flow.

KIE has taken steps to strengthen its position in the face of changing competitive and market conditions in the environmental business. The entry of multinationals has raised the bar for competitors in terms of cost competitiveness and technology innovation. KIE had to take a disciplined approach to wind down certain businesses which had become uncompetitive in the new reality. This resulted in substantial write-downs due to restructuring but created a stronger core from which the KIE group could grow.

KIE created a single environmental division by restructuring its Belgian subsidiary SKG and integrating it with the rest of KIE's environmental companies. The environmental business will focus on two business lines - thermal waste treatment solutions and water solutions. This division will be able to operate seamlessly across the globe, by combining technology leadership of its R&D centres with cost leadership in Asia.

Local KIE offices now respond faster and more cost effectively to customers.

Centralised procurement processes will wring further cost savings. The process of integration will continue into 2005 but the company is already seeing fruits of its labour.

The company secured a total of $191m of contracts in 2004. Key contracts secured were:

- a 20-year Design-Build-Own-Operate (DBOO) NEWater project from the Public Utilities Board (PUB) for Singapore's fourth and largest NEWater plant at Ulu Pandan. The plant will produce 116,000m³/day of NEWater and 46,000m³/day of Industrial Water, covering 50% of Singapore's NEWater needs;
- a $34m contract to treat flue gas for the Tuas Incineration plant in Singapore;
- furnace and flue gas control packages for Changshu and Suzhou waste-to-energy plants in China totalling more than $50m in contract value;
- 100m³/day Potabloc desalination plant for the usage by the police force on Singapore's Pulau Ubin;
- municipal membrane bioreactor (MBR) plant for ZHEW Heenvliet, a Dutch municipal authority;
- orders worth over $80m for marine accommodation, fire proofing materials, building products and leasing of equipment, wind tower fabrication and facilities maintenance and management.

These contracts reflect our customers' confidence in KIE's leading technologies as well as the company's cost effective and proven designs for water and wastewater treatment and its reuse for potable and non-potable use.

KIE's engineering businesses also continued to garner new and repeat orders for their high quality, cost competitive products and strong after sales service.

Technology is at the heart of KIE's competitive edge for its thermal and water solutions. The company continues to be active in the development and commercialisation of various new technologies in its pipeline.

While the Ulu Pandan DBOO NEWater project may have firmly established KIE's position as a key player in membrane water treatment applications, it is not the first membrane water treatment project that KIE has undertaken. Some notable examples include the variable salinity (VS) pilot plant (240m³/day) built for PUB in March 2004, which utilises an innovative design to treat both storm water and seawater. This plant was subsequently donated by the Government of Singapore to Maldives as part of the tsunami-relief efforts. KIE was entrusted to deploy, install and commission the plant in Maldives. Despite the tight timeframe and challenging operating conditions, KIE managed to ready the plant for production of drinking water within 18 days. The plant handover was officiated by ministers of both governments on 22 February 2005.

KIE also commissioned its first industrial MBR plant to reuse wastewater and recover silver salts for Fuji Film in Tilburg, the Netherlands in July 2004. KIE is currently operating a number of such MBR pilot plants in Brazil, the USA and Singapore to fine-tune applications for its customers' specific wastewater treatment and water recovery needs.

Business outlook

The rising need for clean water for production while keeping production costs low will drive demand for KIE's proprietary Unibrane MBR wastewater treatment and reuse system. This system helps companies treat and reuse their wastewaters and recover other useful compounds, helping clients realise direct cost savings in their production processes.

Demand will be driven by customers' requirements for systems that are able to treat wastewater to more stringent discharge standards. Yet another demand driver is customers' need to increase capacity at existing wastewater plants to cope with population expansion. On the supply side, costs of producing such systems should decline as membrane costs decline.



Keppel FMO has an impressive track record of managing mission critical facilities such as local hospitals

The increased focus and investment in environmental protection through various regulations to ensure sustainable development is expected to drive demand for environmental solutions. For example, the ratification of the Kyoto Protocol will set carbon emission limits for countries and drive demand for renewable energy. This will make the adoption of waste-to-energy incineration even more attractive, as it produces renewal green energy from cost competitive incineration of solid waste. New legislation in China is already reflecting this move. In several countries, wind energy is getting a boost from renewable energy policies. Keppel Prince Engineering (KPE) has secured strong forward orders for production of wind towers for wind farm projects around Southeast Victoria and Southwest of South Australia. The company is expanding its facility there to be able to take on more orders.

Besides green energy benefits, the waste-to-energy incineration market is rapidly growing in emerging markets of China and other land-scarce cities, for space and cost efficient incineration of waste and production of electricity and steam for district heating use as by products. As oil and gas prices continue to remain high, alternative fuel sources such as municipal solid waste, biomass and sludge will become more attractive.

Keppel FMO has already expanded beyond Singapore through the provision of high-quality airport maintenance services for the newly opened Guangzhou Baiyun International Airport. Keppel FMO is also the market leader for maintenance services to hospitals in Singapore, having secured multi-year contracts from almost all corporatised government hospitals that have outsourced their maintenance needs.

In Australia, strong prices for aluminium means KPE's long-term client, Portland Aluminium, is expected to maintain their planned budget on maintenance and upgrade of its facilities.

With the continued expansion of trade between China and the rest of Asia, and the region with the West, many ports in Asia are investing to expand capacity and upgrade their facilities to deal with the higher throughput. FELS Cranes is well positioned to supply Asian port operators with reliable high quality rubber tired gantry cranes (RTG) to cope with increased container handling operations.

KIE is cautiously optimistic of better performance in 2005. The reorganised environmental division will be well positioned to ride the growing demand for thermal and wastewater solutions in the markets which it operates in. Besides expansion of sales in existing and selected new markets, the company will continue to drive cost efficiency throughout the organisation to sustain growth with improved margins.

2.4 Investments

Earnings review

Revenue from Investments declined 98% to $58 million because of the deconsolidation of SPC and the termination of the shipping business.

Contribution from Investments was $135 million, a 52% increase over the previous year's. The strong earnings came from SPC, which enjoyed high refining margins and demand for its products.

k1 Ventures also performed well, having achieved earnings of $23 million for the year ended June 2004 and $30 million for the six months ended December 2004. Its improved interim results were largely contributed by the sale of its investments in K2, a US sporting products company, and its oil and gas operations.

M1 performed well, and continued to be Keppel T&T's largest single contributor in terms of earnings and cashflow.

Investments

	2004 $'million	2003 $'million	% Increase/ (Decrease)
Revenue	**58**	2,764	(98)
EBITDA	**19**	144	(87)
Operating Profit	**(18)**	86	n.m.
Profit Before Tax	**176**	129	36
Profit Before Exceptional Items	**135**	89	52
Manpower (Number)	**1,305**	1,531	(15)
Manpower Cost	**49**	72	(32)



($ million)
200
160
120
80
40
0
-40
86
-18
129
176
89
135
Operating Profit
Profit Before Tax
Profit Before Exceptional Items
2003
2004



SPC recorded an average gross refining margin of more than US$5 per barrel for 2004

2.4.1 Singapore Petroleum Company (SPC)

Market review

Global oil demand continued to grow strongly in 2004. This followed the positive sentiments in the oil markets in the second half of 2003. As global demand expanded, supply constraints became more apparent. Geopolitical tensions and the threat of supply disruptions were further contributory factors that pushed oil prices to historic highs in 2004. The WTI price reached an all time high of US$55.67 per barrel in October. However, this level was not sustainable and by year end, WTI was trading at a lower US$43.45 per barrel. In tandem with rising crude prices, product prices continued to strengthen from 2003's level, resulting in positive refining margins throughout the year.

Operating review

SPC was well positioned to take full advantage of the upturn in the market and refining business to maximise profits and returns for shareholders.

It launched a US$184.4 million 1.75% coupon convertible bond issue in April 2004 to fund acquisitions and investments both in the Upstream and Downstream sectors. The issue was well timed to coincide with the growing optimism in both the commodity and equity markets.

SPC undertook its biggest acquisition to date in 2004 when it acquired 50% of BP's share of the refining capacity in the SRC. This landmark US$70 million acquisition was effected at only a fraction of the asset replacement cost. The purchase effectively increased SPC's rated refining capacity by 50% from 95 MBCD (thousand barrels per day) to 142.5 MBCD. This increased capacity reflects the group's confidence in the prospects for the refining industry.

SPC also bought 28 retail stations in the BP network and BP's 70% stake in the liquefied petroleum gas (LPG) business for US$70 million. SPC is now the third largest retailer of refined petroleum products in Singapore with a network of 39 stations and has more than 40% of the local retail LPG market.

In Upstream, SPC completed a US$3.5 million farm-in for a 10% participating interest in Blocks 102 and 106 Production Sharing Contract (PSC), in the Gulf of Tonkin, offshore Vietnam. It also paid US$23.2 million for El Paso's 40 per cent working interest in the Sampang Production Sharing Contract, located offshore East Java, Indonesia. This PSC contains the discovered Oyong oil and gas field and the Jeruk acreage.


SPC

The acquisition of BP's petrol stations has expanded SPC retail network to better serve its customers islandwide

Business outlook
The volatile trend in oil prices and refining margins that marked 2004 is likely to continue in 2005. Demand for refined petroleum products is likely to remain strong. China's lack of sizeable energy resources led it to a worldwide search to broaden its available choices of such resources. India is also emerging as a competitor for global energy resources to fuel its growth.

In the Asia Pacific region, the prognosis is for continued growth albeit at a lower level than the growth seen in 2004. In Singapore, the petroleum sector's output grew some 31% in 2004 to $27.8 billion and the pace of growth in the petroleum and petrochemical sector is expected to be maintained in 2005. The acquisitions and investments in 2004 will position SPC well to benefit from the growth in the oil and gas industry in the region.

2.4.2 k1 Ventures

Operating review
Several key investments were made by k1 Ventures last year. In September 2004, its subsidiary, Mid Pac Petroleum, acquired ConocoPhillips Company's retail gasoline operations in Hawaii for about $69 million. k1 Ventures also injected its education-related investments in KULC and Unext in exchange for shares in Knowledge Universe Holdings (KUH) in October 2004. KUH acquired the assets of Kindercare Learning Centers, the largest early childhood education and childcare company in the United States.

k1 Ventures will continue to look for investment opportunities and build on its existing portfolio investments.





1. k1 Ventures' gas distribution business, the Gas Company of Hawaii, was a major contributor to the company's bottom line
2. M1 was Keppel T&T's key contributor in terms of earnings and cashflow

2.4.3 MobileOne (M1)

Operating review
M1 continued to be Keppel T&T's largest single contributor in terms of earnings and cashflow. M1 recorded a profit growth of 9.2% to $154.6 million and Keppel T&T received a cash dividend of $15.5 million and $16.3 million cash from M1's capital reduction exercise.

M1 is expected to remain a key contributor to Keppel T&T, amid the positive prospects of 3G and volume growth in data traffic. Looking ahead, while market conditions in the general telecommunications market is expected to stabilise further, the competition in the traditional network deployment market niches should remain keen.

3. ROE & Dividend per Share


25
20
15
10
5
0
Capital distribution 50cts/share
Capital distribution 12cts/share
Capital distribution 18cts/share
Capital distribution 20cts/share
Plus
Plus
Plus
Plus
13cts
16cts
18cts
19cts
20cts
8.6%
10.1%
13.4%
14.1%
15.7%
2000
2001
2002
2003
2004
ROE
Dividend

The Group's ROE for the year increased to 15.7% from 14.1% in 2003. In the last five years, the Group's ROE increased from 8.6% in 2000 to 15.7% in 2004. This has been achieved with consistent earnings growth in each of the last five years, which registered a compounded annual growth rate of 18.5%.

For the year, the Company will be paying a higher dividend of 20 cents per share and also a larger capital distribution of 20 cents per share against 19 cents and 18 cents in 2003 respectively. The higher payout is on account of the new record level of earnings and continuing strong cashflow achieved in the year. Total distribution for 2004 will amount to approximately $280 million, which represents 60% of PATMI. This is equivalent to a gross yield of 5% on the Company's share price at end 2004.

4. Economic Value Added (EVA)

	2004 $'million	2003 $'million	Increase (Decrease) $'million
Profit after tax and exceptional items	**556**	480	76
Adjustment for :			
Interest expense	**57**	102	(45)
Interest expense on non-capitalised leases	**17**	11	6
Deferred tax	**(31)**	(33)	2
Tax effect on interest expense adjustments (Note 1)	**(13)**	(17)	4
Provisions, amortisation of goodwill and other adjustments	**7**	15	(8)
Net Operating Profit After Tax (NOPAT)	**593**	558	35
Average EVA Capital Employed (Note 2)	**8,427**	9,117	(690)
Weighted Average Cost of Capital (Note 3)	**6.63%**	7.49%	(0.86%)
Capital Charge	**(558)**	(683)	125
Economic Value Added	**35**	(125)	160
Comprising:-			
EVA excluding exceptional items	***36***	*(112)*	*148*
EVA of exceptional items	***(1)***	*(13)*	*12*
	35	*(125)*	*160*

Note:

1. The reported current tax is adjusted for statutory tax impact on interest expenses.
2. Average EVA Capital Employed is derived from the quarterly averages of net assets plus interest-bearing liabilities, provisions, amortised goodwill and present value of operating leases.
3. Weighted Average Cost of Capital is calculated in accordance with Keppel Group EVA Policy as follows:
   (a) Cost of Equity using Capital Asset Pricing Model with market risk premium set at 6% (2003: 6%);
   (b) Risk-free rate of 3.738% (2003: 2.891%) based on yield-to-maturity of Singapore Government 10-year Bonds;
   (c) Unlevered beta at 0.63 (2003: 0.98); and
   (d) Pre-tax Cost of Debt at 3.72% (2003: 3.25%) using 5-year Singapore Dollar Swap Offer Rate plus 75 basis points.

In the past few years, the Group has achieved substantial improvement in EVA.

In 2004, our EVA turned positive to $35 million, an improvement of $160 million over that of 2003. This is attributable to the $35 million increase in NOPAT and $125 million reduction in Capital Charge.

The NOPAT improvement was largely due to an increase in after-tax profit of $76 million, partially offset by a reduction in interest expense.

The reduction in Capital Charge was due to a lower Weighted Average Cost of Capital (WACC) and EVA Capital.

WACC was reduced from 7.49% to 6.63% as a result of lower unlevered beta. Average EVA Capital was reduced by $690 million from $9.12 billion to $8.43 billion as a result of deconsolidation of SPC at the end of 2003 and the sale of vessels in the first half of 2004.

5. Cashflow

	2004 $'million	2003 $'million	Increase (Decrease) $'million
Operating profit	**414**	505	(91)
Depreciation, amortisation and other non-cash items	**184**	228	(44)
Cashflow provided by operations before changes in working capital	**598**	733	(135)
Working capital changes	**(28)**	(102)	74
Interest receipt and payment and tax paid	**(40)**	(134)	94
Net cash from operating activities	**530**	497	33
Divestments	**214**	258	(44)
Investments and capital expenditure	**(219)**	(254)	35
Dividend income	**58**	62	(4)
Net cash from investing activities	**53**	66	(13)
Free Cashflow	**583**	563	20
Dividend paid to shareholders of the Company & subsidiaries	***(286)***	*(229)*	*(57)*

Operating Activities

The Group continues to generate healthy cashflow from operations despite the deconsolidation of SPC. Cashflow provided by operations before changes in working capital of $598 million in 2004 was lower than in 2003 because of lower operating profit and non-cash items. Interest expense and tax payments were also reduced. However, increases in working capital were kept low despite the higher level of activities in Offshore & Marine and Property. Cashflow from operating activities of $530 million was $33 million higher than in 2003.

Investing Activities

The Group spent $219 million on investments and capital expenditure in 2004 mainly for the acquisition of the remaining interest of Keppel FELS Brasil and Keppel Land's sponsorship of Asia No.1 Property Fund. Proceeds from divestment amounted to $214 million, mainly from the sale of the Group's fleet of vessels and a capital reduction by M1. Investment income for the year amounted to $58 million. Net cash from investing activities of $53 million was marginally lower than in 2003.

Free Cashflow

Free cashflow for the current year of $583 million was $20 million higher than the previous year's $563 million.

Dividends

In 2004, the Group distributed a total of $286 million, of which the Company's shareholders received $264 million compared to $201 million in 2003. This included the final dividend of 11 cents per share and the capital distribution of 18 cents per share in respect of the financial year ended 2003 and an interim dividend of 9 cents per share for 2004.

6. Financial Position

Total Assets Owned



($ million)
12000
10000
8000
6000
4000
2000
0
11,475
10,230
10,499
2,578
1,705
1,402
1,909
2,098
2,083
1,599
1,676
1,830
2,593
2,713
2,602
1,981
1,290
1,609
815
748
973
2002
2003
2004
Fixed assets
Properties
Stocks & work-in-progress
Investments
Debtors & others
Bank balance, deposits & cash

Total Liabilities Owed and Capital Invested



($ million)
12000
10000
8000
6000
4000
2000
0
10,499
10,230
11,475
3,084
2,890
2,718
1,165
1,069
1,154
2,402
2,001
2,340
3,699
3,788
4,705
149
482
558
2004
2003
2002
Shareholders' funds
Minority interests
Creditors
Term loans & bank overdrafts
Other liabilities

Total assets of the Group of $10.5 billion were $269 million or 2.6% higher than in 2003. The increase was principally due to higher working capital requirements because of the increased activities in Offshore & Marine and Property. Investments also increased because of equity accounting for share of profits of associated companies including SPC and M1.

This increase was partially offset by a decline in fixed assets following the disposal of the Group's fleet of vessels. Total assets in 2004 were however lower than that of 2002 because of the divestments of Keppel Insurance, Zunhua power station and the deconsolidation of SPC in 2003.

Group shareholders' funds increased from $2.72 billion in 2002 to $3.08 billion in 2004 despite the payment of higher dividends and capital distributions. The increase in shareholders' funds resulted mainly from the retained profits made over the period. In 2004, the Group made a profit of $468 million and distributed $264 million to its shareholders.

Minority interests of the Group of $1.17 billion in 2004 were slightly higher than in 2003 because of the retained profits of non-wholly owned subsidiaries. However, this was at the same level as 2002 because of the deconsolidation of SPC in 2003 after the partial disposal of this investment, which is now accounted for as an associated company.

Creditors and other payables were higher because of the increased activities of Offshore & Marine and Property. Group borrowings at $3.70 billion were $89 million lower than in 2003 due to the divestment of vessels and the strong operating cashflow. Over the past two years, Group borrowings declined from $4.71 billion in 2002 to the present $3.70 billion.

Borrowings

The Group borrows from local and foreign banks in the form of short-term and long-term loans, project loans and bonds. At the end of 2004, 54% of Group borrowings was repayable within one year with the balance mainly payable between two and five years. The increase in proportion of short-term borrowings from 32% in 2003 to 54% in 2004 was due to the maturity of $880 million of bonds and FRNs in 2005 which have been reclassified as short term. The Group will be refinancing some of these loans in 2005.

Unsecured borrowings constituted 73% (2003: 81%) of total borrowings and secured borrowings made up the balance. Secured borrowings are mainly for financing investment properties and project financing loans for property development projects. The net book value of assets pledged/mortgaged to financial institutions amounted to $1.16 billion (2003: $1.11 billion)

Fixed rate borrowings constituted 15% (2003: 26%) of Group borrowings with the balance at floating rates. The Group has interest rate swap agreements with notional amounts totalling $350 million whereby it receives variable rates equal to SIBOR and pays fixed rates of between 2.89% and 3.37% on the notional amount. The Group also has interest rate cap agreements to hedge the interest rate exposure arising from its US$ and S$ variable rate term loans. As at the end of 2004, the Group had $1,160 million and US$250 million in outstanding interest rate cap agreements. Details are set out in the notes to the financial statements.

Singapore dollar borrowings represented 72% (2003: 68%) and US dollar borrowings represented 25% (2003: 30%) of total Group borrowings. The rest were in Australian, European and other Asian currencies. Foreign currencies borrowings were drawn to hedge against the Group's overseas investments and receivables, which were denominated in foreign currencies.

7. Capital Structure & Financial Resources

The Group maintains a strong balance sheet and an efficient capital structure to maximise return for shareholders. The strong operational cashflow of the Group and divestment proceeds from low yielding and non-core assets will provide resources to grow the Group's businesses.

Every new investment will have to satisfy strict criteria for return on investment, cashflow generation, EVA creation and risk management. New investments will be structured with an appropriate mix of equity and debt after careful evaluation and management of risks.

Capital Structure

Capital employed at the end of 2004 was $4.25 billion, an increase of $290 million over 2003 and $377 million over 2002. Net borrowings have reduced from $3.89 billion in 2002 to $2.73 billion in 2004. The gearing of the Group was reduced from 1.00 time in 2002 to 0.64 times in 2004.

Interest coverage improved from 3.75 times in 2002 to 7.01 times in 2004. Interest expense has reduced because of lower interest rates and borrowings.

Cashflow coverage increased from 5.68 times in 2002 to 6.41 times in 2004. The higher cashflow coverage in 2004 was because of the Group's strong operating cashflow and reduction in interest expense.

At the AGM in 2004, shareholders gave their approval for mandates to issue and buy back shares. The Company did not exercise these mandates.

Financial Resources

The Group maintains sufficient cash and cash equivalents, short-term marketable securities and an adequate amount of standby credit facilities. Funding of our working capital requirements and capital expenditure/investments is made through a mix of short-term money market borrowings and medium/long term loans.

Due to the dynamic nature of the Group's businesses, we maintain flexibility in funding by ensuring that ample working capital lines are available at any one time. At the end of 2004, credit facilities in the form of short term loans, bank overdrafts, letters of credit, and other banking facilities provided by major banks to the Group amounted to $4.3 billion, of which $1.3 billion was utilised.

Gearing


($ million)
5000
4000
3000
2000
1000
0
2.5
2.0
1.5
1.0
0.5
0.0
3,890
3,872
3,040
3,959
2,726
4,249
1.00
0.77
0.64
2002
2003
2004
Net Debt
Capital Employed
Gearing

Interest Coverage


($ million)
800
600
400
200
0
8
6
4
2
0
577
624
687
3.75
4.55
7.01
154
137
98
2002
2003
2004
EBIT
Total Interest Cost
Interest Cover

Cashflow Coverage


($ million)
1000
800
600
400
200
0
10
8
6
4
2
0
875
634
628
5.68
4.63
6.41
154
137
98
2002
2003
2004
Operating Cashflow and Interest
Total Interest Cost
Cashflow Coverage

8. Financial Risk Management

The Group operates globally and is exposed to a variety of financial risks, including the effect of changes in equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out in accordance with established policies and guidelines are set out by the Group Central Finance Committee and are updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

The Group's financial risk management is discussed in more detail in the notes to the financial statements on pages 138 to 139. In summary:

- the Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group's exposures to specific currency risks relating to investments, receivables, payables and other commitments;

- the Group maintains a mix of fixed and variable rate debt/loan instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge interest rate risks. This may include interest rate swaps and interest rate caps;

- the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time; and

- the Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk.

9. Critical Accounting Policies

The summary of significant accounting policies of the Group is discussed in more detail in the Notes to the Financial Statements. In order to prepare the financial statements in conformity to Singapore Financial Reporting Standards and the Interpretation of Financial Reporting Standards, management has to make estimates and assumptions.

The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the financial statements.

Revenue Recognition

Revenue and profit from rigbuilding, shipbuilding, shiprepair, ship conversion, property development and long term engineering contracts are recognised based on the percentage of completion method. Percentage of completion is measured by reference to the proportion of contract work completed. Provision is made where applicable for anticipated losses on contracts in progress.

Impairment of Assets

The carrying value of tangible and intangible assets is reviewed periodically to determine whether there is any impairment based on the estimated recoverable amount. The recoverable amount is estimated using appropriate financial models and assumptions or professional valuations.

Provisions and Claims

Upon completion of a contract, a provision is set up to cover the estimated liability during the warranty period. Provision for claims is also made for the estimated cost of all claims notified but not settled. These provisions are based on service history and historical claims experience, modified for variations in expected future settlements.



We anticipate the current to stay ahead in our businesses, developing innovative technologies and offering cutting edge solutions for our partners and customers







1 & 2. Keppel Group establishes relationships with business leaders and dignitaries from overseas

As the Group stays the course to deliver sustainable growth, we are committed to adopt and implement best practices for our business operations.

This section discusses actions taken in key areas including how we manage our business risks, our efforts to provide a safe and healthy work environment for our staff, and our role as a responsible corporate citizen to the environment. Technology drive also remains a critical pillar of our competitive positioning strategy. We will continue to allocate resources to further enhance customer satisfaction and ensure business continuity.

These aspects, together with our core values and culture of good corporate governance, add up to strengthen the equity of the Keppel brand, which helps us sustain our leadership positions and open doors into new markets to further grow our businesses.

Enterprise risk management

The Group's Enterprise Risk Management (ERM) framework is a holistic, systematic and on-going process of identifying, evaluating and managing significant risks, to provide reasonable although not absolute assurance of achieving business objectives. It is designed to guide the management in addressing risks from the strategic, operational and project perspectives to achieve our growth targets.

Identification of significant risks is carried out at least annually and the risk assessment process is used to aid decision-making in all phases of the business and project cycles. Some of the key risks identified are mainly pertaining to the business environment, execution of our business undertakings, safety and environmental issues and human resource planning and training.

During the year, the Group also introduced the concept of Key Risk Indicators (KRIs) to enhance project progress reporting for local and overseas operations.

A risk-centric culture is critical as the Group's businesses are spread over 27 countries and are subject to rapid and significant changes in the operating environment. In addition, the Group has been strengthening its businesses through expansions, acquisitions, strategic alliances, joint ventures and mergers in recent years.

These activities are inherently risky because of unknown factors, such as difficulties of integrating people, new operating environments, rapid technological changes and limitations in the supplies of materials and human resources.

As part of the efforts to educate and inculcate an organisation-wide risk-centric culture, the Group conducted a series of workshops in different business units to convey senior management's commitment in developing a systematic ERM process. One of the ERM activities organised during the year was the engagement of a renowned US-based ERM consultant


EXCELLENCE AWARD
TO KEPPEL FELS
5,000,000 MAN-
WITHOUT LOST
SHAH
The BP Shah Deniz *TPG-500* project team achieved five million manhours without loss time incidents, reflecting Keppel FELS' commitment towards safety

to speak at the Group's ERM forum for senior management. Following that forum, all our ERM Champions and selected senior management attended a four-day ERM Master Class conducted by the same consultant.

Business continuity management
The business units have been managing conventional risks such as competition, technology advancement, human and capital resources, and environmental and safety regulations, but the emergence of unpredictable events like the Bird Flu outbreak, Asian Tsunami and terrorist activities has created greater uncertainties for the business environment.

In order to ensure that our businesses are more prepared to face these uncertainties, Business Continuity Management (BCM) has been incorporated as part of our ERM processes. BCM Committees have been established in the business units to look into areas such as traditional systems recovery, security, business interruptions and supply chain issues. We also continue to provide workshops and training to increase employees' awareness of terrorism and crisis handling procedures.

With the implementation of a structured ERM and BCM programme to strengthen risk management process across all significant business units, the Group is in a better position to respond to possible adverse events which might take place. These ERM and BCM processes will continue to evolve to meet changes both within the Group as well as in the external environment.

Environmental responsibility

Health, Safety & Environment
In the offshore oil and gas industry, commitment to Health, Safety and Environment (HSE) is the key success factor of all major industry players and the Group's Offshore & Marine Division is no exception.

The Division embraces HSE Excellence as a core value towards achieving business excellence and this core value provides the governing principle for the development of HSE Excellence plans, programmes and activities across all of its shipyards. The objective is to create a good and safe working environment for all our staff, subcontractors and customers.

The HSE Excellence plan involves a Risk Assessment, where results are used to develop new HSE programmes or initiatives. One such process is the Job Safety Analysis for all major activities including basic hazard identification techniques that can easily be adopted by the general workforce.

These programmes are personally reviewed by Keppel O&M's Chief Operating Officer on a periodical basis to ensure all risks identified are adequately mitigated with the appropriate resources and actions in place, such as partnerships with sub-contractors on our HSE programmes.

With the group HSE directive in mind, associated risks are also identified and managed through a series of design reviews to ensure compliance with all applicable rules and legislation and related safety, environmental, operability and maintainability requirements. In addition, Operational HSE Management Plans are developed jointly with the respective clients at project levels, for compliance with the clients' HSE requirements.

Creating awareness is also an important part of the total approach towards HSE Excellence. In-house HSE promotional campaigns and safety tours to the Ministry of Manpower (MOM)'s safety exhibition centre are organised to further the workforce's knowledge and safety awareness.

These programmes and practices have reaped rewards for the Division as numerous projects have achieved outstanding safety records without Loss Time Incidents, including the BP-Shah Deniz Project, Smedvig's *West Setia* Project and Petrobras *P-52* Project.

The Division also received numerous awards from MOM's Annual Safety Performance Award Campaign for its outstanding safety records.

The strong commitment to HSE Excellence is further demonstrated by the attainment of ISO 14000 standard on its Environmental Management System (EMS) by Keppel Shipyard and Keppel FELS' targeted achievement of OHSAS 18001 certification in 2005.

Quality living & the environment

Keppel Land, the Group's property arm, has a firm commitment towards care for the environment and subscribes to the philosophy of creating quality living and working spaces while integrating environmentally viable management for both its local and overseas properties.

It believes in striking a balance between economic objectives and environmental viability. This commitment is demonstrated through thoughtfully planned-out green initiatives in each development.

Through the generous use of landscaping, lush open spaces and unique water features, Keppel buildings in the Central Business District feature green lungs, providing welcome relief amidst the hustle and bustle of the city.

Comprehensive water and energy conservation programmes have also been introduced at these buildings. This includes the participation by *Ocean Building* and *Ocean Tower* in the national water conservation programme, where an estimated 5% reduction in monthly water consumption was achieved due to the reduced flow rate and flushing volume from the inclusion of thimbles from the Public Utilities Board.

At *One Raffles Quay*, energy-efficient features incorporated include double-glaze glass that helps conserve energy by reducing sunlight entering the building, energy-saving light bulbs and an intelligent passenger lift system that pools passengers by similar floor destinations, reduces the number of stops and saves lift waiting and travelling time.

In the region, Keppel Land's holistic approach creates quality living environments and introduces new

Be it in Singapore or overseas, Keppel Land strives to create quality living and working spaces with a firm commitment to conserve the environment



lifestyles. The Group's projects are thoughtfully designed to showcase both verdant landscaping and best practices for the environment.

Spring City Golf and *Lake Resort*, Keppel Land's integrated resort development in Kunming, China, was singled out by the Far Eastern Economic Review as a positive example for environmental preservation. *Spring City's* eco-friendly efforts include the use of biodegradable fertilisers, wastewater treatment and recycling, as well as re-greening of the surroundings.

These measures have contributed to maintaining adjacent farmlands as well as reducing excessive chemical pollution to Lake Yang ZhongHai, the main reservoir of potable water for neighbouring regions. *Spring City* has also contributed to the economy of nearby provinces by generating employment and promoting tourism.

Following the footsteps of *One Park Avenue*, Keppel Land's successful residential development in Shanghai, *8 Park Avenue* contains numerous features for energy and water conservation such as solar-power landscape lamps, a rain-water recycling system and heat recovery pump for the swimming pool.

Apart from eco-friendly attributes, this masterpiece residential development brings together the expertise of world-renowned architects, the Palmer and Turner Group and landscaping experts, Belt Collins International. It showcases luxuriant grounds adorned with flora, meandering streams, gushing fountains and waterfalls.

In Indonesia, *Meliá Purosani Hotel* is the first hotel outside of Bali that has been awarded the prestigious GREEN GLOBE 21 certificate, which recognises commitment to operating at the world's highest environmental standards. The hotel spends considerable time benchmarking its energy and water consumption, waste production and disposal as well as implementing an integrated environmental and social sustainability policy.

Similar careful planning for the environment was applied at another integrated resort development, *Ria Bintan Golf Club* in Bintan, Indonesia. Apart from expanding the turf nursery size and increasing the number of shrubs, flowering plants and trees, some lakes have been utilised to capture excess run-off water and to maintain the water level of other lakes for water conservation.

Thoughtful recycling efforts are also adopted by *Sedona Hotels* in Yangon and Mandalay, where old guest room towels are recycled as cleaning cloth for housekeeping and kitchen use, while old table cloths are given a new lease of life as placemats in restaurants and functions. Environmental friendly cleaning products are used in *Sedona Hotels*. The general purpose cleaner used by *Sedona Suites Hanoi*, for example, also effectively purifies the drainage system and sewer treatment plant.

Everywhere in the region, Keppel Land's attention to the environment and eco-friendly practices contribute to the highly reputed quality in all its property developments.

8 Park Avenue combines modern architecture, wide-ranging facilities, fine furnishes and fittings to create the epitome of quality living spaces





We will continue to stay ahead of competition by offering innovative and quality solutions to our customers

Building the future and the environment
Increasing industrial activity and urbanisation around the globe have resulted in rapidly growing need for waste and water treatment solutions. Keppel's Environmental Engineering Division through its Belgium based subsidiary, SKG, helps local governments in their pollution control and sustainable development efforts.

For instance, Keppel's Unitank®, technology was deployed in the Qianfeng wastewater treatment plant project, an integral part of PRC's Guangdong Province's Clear Water Project to clean up the Pearl River, which was heavily polluted by industrial and municipal wastes. Once completed, this plant will increase the wastewater treatment ratio of Panyu to 80%, thereby playing a significant role in preventing further pollution of the Pearl River. Apart from this project, Unitank® technology is also deployed in other wastewater treatment plants in Wuhan, Shenzhen, Shijiazhuang, Guangzhou and Foshan in PRC.

SKG's solutions also enable industrial clients to generate savings from recovery and reuse of resources such as water. The Unibrane™ Membrane Bio-Reactor (MBR) system uses advanced membrane systems to treat wastewater for safe discharge according to stringent standards. With the addition of a Reverse Osmosis option, the treated water could be recycled for industrial and potable use. In addition, other useful resources such as metals in the wastewater can be recovered and reused.

In addition, SKG's proprietary waste-to-energy solutions convert treated waste into a source of energy for energy efficiency and conservation.

The Division also participated in the Asian Tsunami Relief efforts by working with the Singapore Public Utilities Board (PUB) to provide a state-of-the-art desalination plant to the Maldives. Efforts are also underway to supply portable water treatment plants to other affected areas to address the medium term needs for fresh water supply.

Technologies & quality solutions

Intellectual property and quality solutions hold the key to sustain our competitive advantage and we will continue to allocate resources for the development and commercialisation of our proprietary technologies and engineering capabilities.

The Keppel Technology Advisory Panel (KTAP) comprising eminent members of the international business and academic community was established.

The Chairman of the Panel, Professor Cham Tao Soon, highlighted that the panel would be focusing on providing guidance on technology trends, advice on the relevant R&D to pursue, suggestions on acquisition of technologies and mentoring Keppelites in R&D.

Several technology gaps have been identified and broad action plans drawn up to expedite the enhancement of Keppel's competitive edge.

Offshore & Marine

In its pursuit of technological excellence, the Offshore & Marine Division is guided by a philosophy which involves commercial viability, customer needs, knowledge building and process improvement.

Working in partnership with customers and business associates, its in-house R&D units and engineering departments continue to create value for the Group with the introduction of new products and services into the market. For instance, the KFELS B Class premium jackup rig, *ENSCO 106*, was designed in collaboration with rig owner ENSCO, and together with the Rack Phase Differential Monitoring System, it has added flexibility and system to aid safe deployment at drilling locations with unpredictable soil conditions.

The R&D units also subscribe to the Technology Foresight Concept which includes providing qualitative technology analysis of relevant medium to long term industry and market trends to build up the knowledge base of the Division. Findings would be shared with engineering divisions to further technological capabilities. In addition, acquisition of relevant technologies is also an option to close capability gaps and the Division is on a lookout for attractive acquisition opportunities.

In joint venture with J R McDermott, the Division has acquired several patents for floating production systems, including the Extended Tension-Leg Platform (ETLP) and the Single Column Floater (SCF) designs from ABB. These technologies will further enhance its capabilities and expand its range of deepwater solutions in line with market demand.

The Division is driven in its quest for quality solutions through its innovation quality circle comprising various departmental representatives. The Division benefits from contributions in areas for development and improvement in different aspects including production efficiency for work process improvement, achievement of safety standards and cost savings in design innovation.

The accumulation of knowledge and talent is important, but its retention and effective use is even more critical in this knowledge-based era. Knowledge Management and Talent Management are initiatives undertaken by the Division to facilitate the effective retention, harnessing and growth of knowledge and capabilities within the organisation. These initiatives serve to ensure the sustainability of the Division's technological advantage.

To date, the division has intensified its Talent Management Strategy to identify, select, develop and retain talents willing to work in the rugged environment of the offshore and marine sectors.

Property

Keppel Land is committed to creating a holistic, quality and creatively stimulating living environment in every community where it stamps the Keppel hallmark. The company distinguishes its developments through quality and innovative design as well as fine features and finishings.

Through its proven track record, Keppel Land has built a strong reputation as a premier developer of quality homes, investment-grade office properties and integrated developments, both in Singapore and across Asia. Numerous accolades and awards have been bestowed on the company's commercial and residential development projects.

One of Singapore's most prestigious residential developments, *Caribbean at Keppel Bay*, is the showcase for true waterfront living. Waterfront homes at the *Caribbean* are smart homes too, offering residents a quality lifestyle second to none. All condominium units are wired to a high-speed communication network with a broadband connection to the Internet and e-home features such as home network, AV intercom system, WAP-enabled condominium portal and home automation systems.

Keppel Land's quality investment-grade office properties such as *One Raffles Quay* continue to set standards in Singapore. This 1.3 million sq ft office development is poised to be *the* landmark in Singapore's New Downtown. It joins the league of Keppel buildings which integrate form and function for an optimal work environment, with generous use of landscaping and lush open spaces, contributing to a refreshing change in the urban skyline.

Keppel Land's hallmark of developing quality homes in the region is steadily gaining strength. Multi-award winning *One Park Avenue* in Shanghai has garnered much recognition and positive response for Keppel Land. Shanghai Merryfield Land Co, a wholly-owned subsidiary of Keppel Land, was named one of nine most distinguished foreign enterprises in Jingan District by the Jingan government.

Hot on the heels of the sell-out success of *One Park Avenue*, *8 Park Avenue* has become the next most sought after residential address in Jingan, Shanghai. The property combines modern architecture, wide-ranging facilities, fine finishes and fittings to create the definitive quality living space.

Located around the estate are architectural gems like its iconic glass dome, which highlights the clubhouse. In the day, it allows sunlight to filter through to the basement swimming pool while at night, the dome transforms into a glass lantern hovering over a reflective pond.

In Beijing, *The Seasons* was presented the 'Best Landscaping Award' by local newspaper *Xin Jing Bao.* In addition, for attention to detail, fine finishes and innovative landscape features in *The Seasons,* Keppel Land was named among the 'Top 10 Real Estate Corporations in Beijing' by Beijing's Lifestyle Guide magazine.

Behind the landscaping in this Beijing property is the distinctive spirit of each season. The children's pool in the central garden is transformed into a rock garden in winter while the outdoor roller-blading rink changes into an ice-skating rink in winter.

For redefining quality homes in Chengdu, *The Waterfront* has been bestowed with five prominent awards this year. Keppel Land also garnered awards for *The Botanica,* its joint residential township with HDB Corporation Pte Ltd (HDBCorp) in Chengdu.

Apart from fast becoming a household name in the property scene in China, Keppel Land is also becoming the developer of choice in other regional markets.

In Vietnam, Keppel Land is introducing refreshing new lifestyle concepts and redefining quality living. *Saigon Sports City* is the first of its kind in Vietnam, introducing a healthy lifestyle development concept. Located in Ho Chi Minh City, it will be a fully integrated residential, commercial and recreational/sporting hub, offering comprehensive and exciting facilities and activities.



The Waterfront development in Chengdu features international architectural design and lush landscaping

The awards 'Best Course in Indonesia' and 'Best Course in China' for 2004 were bestowed by *Asian Golf Monthly* for Keppel Land's resorts, *Ria Bintan Golf Club* in Bintan, Indonesia and *Spring City Golf & Lake Resort* in Kunming, China. These awards attest to Keppel Land's quality in the resort segment.

Quality design features and attention to detail clearly distinguish Keppel Land from other developers in its overseas expansion strategy. Keppel Land will continue to invest in its superior brand equity and develop quality products and solutions to further enhance its competitive edge.

Infrastructure

In Infrastructure, our focus on R&D activities lies with the development of advanced environmental technologies in waste-to-energy and water and wastewater treatment and recycling. This is led by SKG, the environmental technology arm of KIE.

SKG has built up a strong track record and reputation for its quality technological solutions over the years. Recently, SKG received an award for the Best Paper among sixty other contenders at the 12th North American Waste-to-Energy Conference (NAWTEC 12). Entitled 'Seghers Boiler Prism: a Proven Primary Measure against High Temperature Boiler Corrosion', the paper was presented by Dr Bart Adams, Technology Manager of Seghers Air+Solids division. The NAWTEC Conference is generally regarded as the most important event in the field of municipal waste incineration in North America.

KIE was also awarded the 20-year Design-Build-Own-Operate (DBOO) contract by the Singapore Public Utilities Board for the largest water reuse plant in Asia. This landmark contract firmly positions KIE as a leading water technology company, able to meet the world's increasing demand for clean water.

In addition, KIE has become one of the few water technology solution providers in the world to gain firm market acceptance for the cutting edge wastewater treatment technology, the Unibrane™ membrane bioreactor (MBR). On the back of a successful commercial pilot in the Netherlands completed in 2004 for industrial wastewater treatment and recycling, two contracts were secured to apply the Unibrane™ technology for municipal wastewater treatment.

KIE will continue to collaborate with relevant universities, business partners and customers to develop and upgrade its research programmes to improve its existing technologies, processes and products and develop new technologies for commercial use.



Directors' Report

For the financial year ended 31 December 2004

The Directors present their report to the members together with the audited financial statements of the Group for the financial year ended 31 December 2004 and the balance sheet and statement of changes in equity of the Company at 31 December 2004.

1. DIRECTORS

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Oon Kum Loon (Mrs) (appointed on 15 May 2004)
Tow Heng Tan (appointed on 15 September 2004)
Choo Chiau Beng
Teo Soon Hoe

2. AUDIT COMMITTEE

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

The Audit Committee carried out its function in accordance with the Companies Act, including the following:

- Review audit plans and reports of the Company's external auditors and internal auditors and consider effectiveness of actions/policies taken by management on the recommendations and observations;
- Review the assistance given by the Company's officers to the auditors;
- Independent review of quarterly financial reports and year-end financial statements;
- Examine effectiveness of financial, operating and compliance controls;
- Review the independence and objectivity of the external auditors annually;
- Review the nature and extent of non-audit services performed by auditors;
- Meet with external auditors and internal auditors, without the presence of management, at least annually;
- Ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, at least once annually;
- Review interested person transactions; and
- Investigate any matters within the Audit Committee's term of reference, whenever it deems necessary.

The Committee recommended to the Board of Directors the re-appointment of PricewaterhouseCoopers as auditors of the Company at the forthcoming annual general meeting.

3. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than the KCL Share Option Scheme.

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, none of the Directors holding office at the end of the financial year had any interest in the shares and debentures of the Company and related corporations, except as follows:

		Holdings at	
	01.01.04 or later date of appointment	31.12.04	21.01.05
Keppel Corporation Limited			
(Ordinary shares of $0.50 each)			
Lim Chee Onn	600,083	817,083	817,083
Sven Bang Ullring	16,000	23,000	23,000
Oon Kum Loon (Mrs)	20,000	20,000	20,000
Oon Kum Loon (Mrs) (deemed interest)	20,000	20,000	20,000
Tow Heng Tan	313	313	313
Tow Heng Tan (deemed interest)	13,086	13,086	13,086
Choo Chiau Beng	377,583	544,583	544,583
Teo Soon Hoe	767,166	934,166	934,166
(Share options)			
Lim Chee Onn	1,377,000	1,470,000	1,470,000
Choo Chiau Beng	1,047,000	1,110,000	1,110,000
Teo Soon Hoe	1,047,000	1,110,000	1,110,000
Keppel Land Limited			
(Ordinary shares of $0.50 each)			
Tow Heng Tan (deemed interest)	50	50	50
Keppel Telecommunications & Transportation Ltd			
(Ordinary shares of $0.20 each)			
Lim Chee Onn	23,000	23,000	23,000
Choo Chiau Beng	26,000	26,000	26,000
Teo Soon Hoe	28,000	28,000	28,000

4. DIRECTORS' INTEREST IN SHARES AND DEBENTURES (cont'd)

	Holdings at		
	01.01.04 or later date of appointment	**31.12.04**	**21.01.05**
Keppel Philippines Holdings, Inc			
("B" shares of one Peso each)			
Lim Chee Onn	2,000	2,000	2,000
Choo Chiau Beng	2,000	2,000	2,000
Teo Soon Hoe	2,000	2,000	2,000
Keppel Philippines Marine, Inc			
(Shares of one Peso each)			
Lim Chee Onn	246,457	246,457	246,457
Choo Chiau Beng	283,611	283,611	283,611
Teo Soon Hoe	302,830	302,830	302,830
Keppel Philippines Properties, Inc			
(Shares of one Peso each)			
Teo Soon Hoe	2,916	2,916	2,916

5. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed by Section 201(8) of the Companies Act, being a benefit by reason of a contract made by the Company or a related corporation with the Director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the notes to the financial statements and in this report.

6. SHARE OPTIONS OF THE COMPANY

The particulars of the KCL Share Option Scheme ("Scheme"), which has been approved by the shareholders of the Company, are set out below.

The Scheme is administered by the Remuneration Committee whose members are:

Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Tow Heng Tan

Details of KCL Share Option Scheme

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The two-year vesting period is intended to encourage employees to take a longer-term view of the Company.

The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of offer. The Remuneration Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount.

To promote transparency, the Board of Directors had in 2002 resolved that the date of offer of share options under the Scheme shall be a pre-determined date; that is, the date falling 14 days immediately after the date of announcement of the Company's half-year or full-year results, as the case may be.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company. Options to take up 4,568,500 Shares were granted during the financial year. There were 3,707,000 Shares issued by virtue of exercise of options and options to take up 296,000 Shares were cancelled during the financial year. At the end of the financial year, there were 13,698,666 Shares under option as follows:

	Number of Share Options					
Date of Grant	**Balance at 01.01.04 or Later Date of Grant**	**Exercised**	**Lapsed or Cancelled**	**Balance at 31.12.04**	**Exercise Price***	**Date of Expiry**
02.03.99	162,000	(146,000)	-	16,000	$3.20	01.03.09
01.11.99	676,000	(378,000)	-	298,000	$3.66	31.10.09
17.03.00	636,000	(372,000)	-	264,000	$2.50	16.03.10
18.10.00	1,213,000	(501,000)	(37,000)	675,000	$2.54	17.10.10
20.04.01	1,208,000	(875,000)	(19,000)	314,000	$2.12	19.04.11
27.09.01	1,629,000	(605,000)	(14,000)	1,010,000	$1.95	26.09.11
20.12.02	3,575,000	(710,000)	(80,000)	2,785,000	$3.32	19.12.12
11.02.03	1,929,166	(40,000)	(40,000)	1,849,166	$3.36	10.02.13
14.08.03	2,105,000	(32,500)	(47,500)	2,025,000	$5.19	13.08.13
13.02.04	2,246,500	(35,000)	(56,500)	2,155,000	$6.74	12.02.14
12.08.04	2,322,000	(12,500)	(2,000)	2,307,500	$7.20	11.08.14
	17,701,666	(3,707,000)	(296,000)	13,698,666		

* Exercise prices are adjusted for capital distribution

6. SHARE OPTIONS OF THE COMPANY (cont'd)

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance at 1 January	13,133,166	$3.43	14,698,000	$2.85
Granted	4,568,500	$6.97	4,131,666	$4.47
Exercised	(3,707,000)	$2.72	(5,251,500)	$2.65
Cancelled	(296,000)	$4.07	(445,000)	$3.05
Balance at 31 December	13,698,666	$4.62	13,133,166	$3.43
Exercisable at 31 December	5,419,500	$2.90	5,891,500	$2.66

The weighted average share price at the date of exercise for options exercised during the financial year was $7.85. The options outstanding at the end of the financial year had a weighted average exercise price of $4.62 and a weighted average remaining contractual life of 8.2 years.

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	Options granted during the financial year	Aggregate options granted since commencement of the Scheme to the end of financial year	Aggregate options exercised since commencement of the Scheme to the end of financial year	Aggregate options lapsed since commencement of the Scheme to the end of financial year	Aggregate options outstanding as at the end of financial year
Lim Chee Onn	310,000	2,920,000	876,250	573,750	1,470,000
Choo Chiau Beng	230,000	2,510,000	826,250	573,750	1,110,000
Teo Soon Hoe	230,000	2,510,000	826,250	573,750	1,110,000

No employee received 5 percent or more of the total number of options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the KCL Share Option Scheme.

Fair Value of Options

On 13 February 2004 and 12 August 2004, the Company granted 2,246,500 and 2,322,000 options respectively under the Scheme. This is 0.6% of the Company's issued share capital as at 31 December 2004. The options will vest in two years and will expire in 10 years. The exercise prices of $6.74 (adjusted) and $7.20 respectively were the average last done prices for the Shares on the Singapore Exchange Securities Trading Limited for the three market days preceding the respective dates of offer. The Company estimated the fair value of each option granted under each tranche to be $1.54 and $1.48 respectively. This was calculated by applying the Black-Scholes option pricing model. The total fair value of options granted for 2004 amounts to approximately $6,897,000. This represents 1.5% of the Group's profit before exceptional items for the financial year.

7. SHARE OPTIONS OF SUBSIDIARIES

The particulars of share options of subsidiaries of the Company are as follows:

(a) Keppel Land Limited
At the end of the financial year, there were 9,423,000 unissued shares of Keppel Land Limited under option relating to the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

(b) Keppel Telecommunications & Transportation Ltd
At the end of the financial year, there were 5,754,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

8. AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the Board





LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 1 March 2005

Balance Sheets

As at 31 December 2004

	Note	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Share capital	2	**389,386**	387,533	**389,386**	387,533
Reserves	3	**2,694,691**	2,501,984	**2,468,644**	2,568,766
Share capital & reserves		**3,084,077**	2,889,517	**2,858,030**	2,956,299
Minority interests		**1,165,319**	1,069,518	**-**	-
Capital employed		**4,249,396**	3,959,035	**2,858,030**	2,956,299
Represented by:					
Fixed assets	4	**1,402,201**	1,705,416	**6,890**	8,657
Investment properties	5	**1,880,565**	1,886,958	**-**	-
Development properties	6	**202,682**	211,164	**-**	-
Subsidiaries	7	**-**	-	**2,861,455**	3,600,057
Associated companies	8	**1,503,281**	1,358,249	**3,074**	3,074
Investments	9	**78,523**	103,077	**-**	-
Long term receivables	10	**85,035**	9,670	**771**	451,156
Intangibles	11	**125,198**	146,667	**-**	-
		5,277,485	5,421,201	**2,872,190**	4,062,944
Current assets					
Stocks & work-in-progress in excess of related billings	12	**2,602,250**	2,713,041	**-**	-
Amounts due from:					
- subsidiaries	13	**-**	-	**1,362,785**	628,485
- associated companies	13	**265,996**	247,152	**323**	1,560
Debtors	14	**1,133,254**	886,639	**1,684**	16,356
Short term investments	15	**247,842**	214,787	**-**	-
Bank balances, deposits & cash	16	**972,961**	747,891	**23,390**	552
		5,222,303	4,809,510	**1,388,182**	646,953
Current liabilities					
Creditors	17	**1,776,155**	1,621,766	**26,055**	23,319
Billings on work-in-progress in excess of related costs	12	**438,971**	147,978	**-**	-
Provisions	18	**20,531**	14,328	**5,000**	5,000
Amounts due to:					
- subsidiaries	13	**-**	-	**28,542**	424,890
- associated companies	13	**27,432**	125,075	**3**	-
Term loans	19	**1,986,177**	1,186,037	**1,318,439**	826,534
Taxation		**138,831**	92,274	**4,164**	3,155
Bank overdrafts	20	**1,137**	9,761	**-**	-
		4,389,234	3,197,219	**1,382,203**	1,282,898
Net current assets/(liabilities)		**833,069**	1,612,291	**5,979**	(635,945)
Non-current liabilities					
Term loans	19	**1,712,130**	2,592,537	**-**	450,000
Deferred taxation	21	**149,028**	179,920	**20,139**	20,700
Proceeds from sale of future residential receivables	22	**-**	302,000	**-**	-
		1,861,158	3,074,457	**20,139**	470,700
Net assets		**4,249,396**	3,959,035	**2,858,030**	2,956,299

The accompanying notes form an integral part of the financial statements.

Consolidated Profit and Loss Account

For the financial year ended 31 December 2004

	Note	2004 $'000	2003 $'000
Turnover	23	**3,963,233**	5,947,193
Materials and subcontract costs		**(2,551,761)**	(4,404,502)
Staff costs	24	**(690,055)**	(707,892)
Depreciation and amortisation		**(180,140)**	(223,162)
Other operating expenses		**(126,849)**	(106,915)
Operating profit	25	**414,428**	504,722
Investment income	26	**2,506**	5,738
Interest income	26	**22,786**	28,915
Interest expenses	26	**(40,855)**	(66,877)
Share of results of associated companies		**247,664**	84,208
Profit before tax and exceptional items		**646,529**	556,706
Exceptional items	27	**(592)**	(13,680)
Profit before taxation		**645,937**	543,026
Taxation	28	**(89,619)**	(62,965)
Profit after taxation		**556,318**	480,061
Minority interests		**(88,810)**	(82,001)
Profit attributable to shareholders		**467,508**	398,060
Comprising:			
Profit before exceptional items		**467,854**	394,722
Exceptional items	27	**(346)**	3,338
		467,508	398,060
Earnings per ordinary share	29		
Before exceptional items			
- basic		**60.3 cts**	51.1 cts
- diluted		**59.8 cts**	50.8 cts
After exceptional items			
- basic		**60.2 cts**	51.5 cts
- diluted		**59.7 cts**	51.2 cts
Gross dividend per ordinary share	30		
Interim dividend		**9.0 cts**	8.0 cts
Final dividend		**11.0 cts**	11.0 cts
Total		**20.0 cts**	19.0 cts

The accompanying notes form an integral part of the financial statements.

Statements Of Changes In Equity

For the financial year ended 31 December 2004

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
Group						
2004						
As at 1 January 2004	**387,533**	**882,767**	**182,155**	**1,447,726**	**(10,664)**	**2,889,517**
Share of revaluation surplus in investment properties of subsidiaries and associated companies	-	-	4,603	-	-	4,603
Currency translation loss	-	-	-	-	(15,870)	(15,870)
Gain/(loss) not recognised in profit & loss account	-	-	4,603	-	(15,870)	(11,267)
Net profit for the year	-	-	-	467,508	-	467,508
Dividend paid	-	-	-	(124,216)	-	(124,216)
Transfer of statutory, capital and other reserves to revenue reserves	-	-	(1,123)	1,153	(30)	-
Revaluation surplus realised and transferred to profit & loss account on disposal of property	-	-	(4,417)	-	-	(4,417)
Currency translation loss realised and transferred to profit & loss account on disposal of subsidiaries	-	-	-	-	(11,268)	(11,268)
Share of capital reserves of an associated company	-	-	8,256	-	-	8,256
Other adjustments	-	-	34	-	(632)	(598)
Shares issued	1,853	8,453	-	-	-	10,306
Capital distribution	-	(29,627)	(110,117)	-	-	(139,744)
As at 31 December 2004	389,386	861,593	79,391	1,792,171	(38,464)	3,084,077

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Total $'000
2003						
As at 1 January 2003	384,907	963,900	364,725	1,055,295	(51,240)	2,717,587
Share of revaluation deficit in investment properties of subsidiaries and associated companies	-	-	(72,490)	-	-	(72,490)
Currency translation gain	-	-	-	-	29,247	29,247
Gain/(loss) not recognised in profit & loss account	-	-	(72,490)	-	29,247	(43,243)
Net profit for the year	-	-	-	398,060	-	398,060
Dividend paid	-	-	-	(108,587)	-	(108,587)
Transfer of statutory, capital and other reserves to revenue reserves	-	-	(106,537)	103,099	3,438	-
Revaluation surplus realised and transferred to profit & loss account on disposal of property	-	-	(4,782)	-	-	(4,782)
Currency translation loss realised and transferred to profit & loss account on disposal of subsidiaries	-	-	-	-	7,281	7,281
Other adjustments	-	-	1,239	(141)	610	1,708
Shares issued	2,626	11,671	-	-	-	14,297
Capital distribution	-	(92,804)	-	-	-	(92,804)
As at 31 December 2003	387,533	882,767	182,155	1,447,726	(10,664)	2,889,517

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Total $'000
Company					
2004					
As at 1 January 2004	**387,533**	**882,767**	**132,881**	**1,553,118**	**2,956,299**
Net profit for the year	**-**	**-**	**-**	**155,385**	**155,385**
Dividend paid	**-**	**-**	**-**	**(124,216)**	**(124,216)**
Shares issued	**1,853**	**8,453**	**-**	**-**	**10,306**
Capital distribution	**-**	**(29,627)**	**(110,117)**	**-**	**(139,744)**
As at 31 December 2004	**389,386**	**861,593**	**22,764**	**1,584,287**	**2,858,030**
2003					
As at 1 January 2003	384,907	963,900	240,782	1,165,008	2,754,597
Net profit for the year	-	-	-	388,675	388,675
Dividend paid	-	-	-	(108,587)	(108,587)
Transfer of capital reserves to revenue reserves	-	-	(107,901)	107,901	-
Other adjustments	-	-	-	121	121
Shares issued	2,626	11,671	-	-	14,297
Capital distribution	-	(92,804)	-	-	(92,804)
As at 31 December 2003	387,533	882,767	132,881	1,553,118	2,956,299

The accompanying notes form an integral part of the financial statements.

Consolidated Cashflow Statement

For the financial year ended 31 December 2004

	Note	2004 $'000	2003 $'000
OPERATING ACTIVITIES			
Operating profit		**414,428**	504,722
Adjustments:			
Depreciation and amortisation		**180,140**	223,162
Loss on sale of associated companies		**-**	219
Profit on sale of fixed assets and fixed assets written off		**3,115**	4,875
Operational cash flow before changes in working capital		**597,683**	732,978
Working capital changes:			
Stocks & work-in-progress		**557,811**	(122,228)
Debtors		**(331,266)**	193,285
Creditors		**151,699**	(147,248)
Settlement of balances arising from sale of future residential receivables		**(302,000)**	-
Investments in bonds and shares		**(5,804)**	21,980
Advances to associated companies		**(116,487)**	(65,689)
Translation of foreign subsidiaries		**18,078**	17,594
		569,714	630,672
Interest received		**23,739**	29,104
Interest paid		**(49,609)**	(69,115)
Income taxes paid		**(13,692)**	(94,030)
Net cash from operating activities		**530,152**	496,631
INVESTING ACTIVITIES			
Acquisition of subsidiaries	A	**-**	(65,135)
Acquisition of additional shares in subsidiaries		**(39,352)**	-
Disposal of subsidiaries	B	**2,250**	145,356
Acquisition and further investment in associated companies		**(59,130)**	(83,323)
Acquisition of fixed assets and investment properties		**(119,753)**	(101,470)
Expenditure on development properties		**(613)**	(3,759)
Proceeds from disposal and capital distribution of associated companies		**49,346**	35,951
Proceeds from disposal of fixed assets		**161,675**	76,504
Dividends received from associated companies and other investments		**58,272**	62,450
Net cash from investing activities		**52,695**	66,574
FINANCING ACTIVITIES			
Proceeds from share issues		**10,306**	14,297
Proceeds from minority shareholders of subsidiaries		**6,367**	1,931
Proceeds from term loans		**253,869**	581,420
Capital distribution		**(139,744)**	(92,804)
Repayment of term loans		**(334,136)**	(1,005,344)
Dividend paid to shareholders of the Company		**(124,216)**	(108,587)
Dividend paid to minority shareholders of subsidiaries		**(21,599)**	(27,903)
Net cash used in financing activities		**(349,153)**	(636,990)
Net increase/(decrease) in cash and cash equivalents		**233,694**	(73,785)
Cash and cash equivalents as at 1 January		**738,130**	811,915
Cash and cash equivalents as at 31 December	C	**971,824**	738,130

Notes to Consolidated Cashflow Statement

	2004 $'000	2003 $'000

A. Acquisition of Subsidiaries

During the financial year, the fair values of net assets of subsidiaries acquired were as follows:

	2004 $'000	2003 $'000
Fixed assets and investment properties	-	308,298
Debtors	-	146
Bank balances and cash	-	237
Creditors	-	(30,615)
Loans	-	(33,045)
Minority interests	-	(66,256)
	-	178,765
Amount previously accounted for as associated companies	-	(65,784)
Amount previously accounted for as investments	-	(80,654)
Goodwill on consolidation	-	33,045
Purchase consideration	-	65,372
Less: Bank balances and cash acquired	-	(237)
Cashflow on acquisition net of cash acquired	-	65,135

B. Disposal of Subsidiaries

During the financial year, the fair values of net assets of subsidiaries disposed were as follows:

	2004 $'000	2003 $'000
Fixed assets and investment properties	**(148)**	(749,786)
Associated companies	-	(104,880)
Investments	-	(23,322)
Stocks	-	(115,993)
Debtors	**(302)**	(409,927)
Bank balances and cash	**(8,287)**	(76,184)
Creditors	**303**	304,427
Loans	-	532,305
Minority interests	-	175,472
	(8,434)	(467,888)
Amount retained as associated companies	-	277,918
Net profit on disposal	**(2,103)**	(31,570)
Sale proceeds	**(10,537)**	(221,540)
Add: Bank balances and cash disposed	**8,287**	76,184
Cashflow on disposal net of cash disposed	**(2,250)**	(145,356)

C. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

	2004 $'000	2003 $'000
Bank balances, deposits and cash (Note 16)	**972,961**	747,891
Bank overdrafts	**(1,137)**	(9,761)
	971,824	738,130

The accompanying notes form an integral part of the financial statements.

Notes to the Financial Statements

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

The Company is incorporated and domiciled in Singapore and is listed on the Singapore Exchange Securities Trading Limited. The address of its registered office is:

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- property development & investment and property fund management;
- network & utilities engineering services and power generation; and
- investments.

There have been no significant changes in the nature of these principal activities during the financial year.

The financial statements of the Group for the financial year ended 31 December 2004 and the balance sheet and statement of changes in equity of the Company at 31 December 2004 were authorised for issue in accordance with a resolution of the Board of Directors on 1 March 2005.

(b) Basis of Preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("measurement currency"). The financial statements of the Group and the balance sheet and statement of changes in equity of the Company are presented in Singapore dollars, which is the measurement currency of the Company.

(c) Basis of Consolidation

The Group's financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the financial year are included or excluded from the Group's financial statements from their respective dates of acquisition or disposal.

For inclusion in the Group's financial statements, all assets and liabilities of foreign subsidiaries and associated companies that are in measurement currencies other than Singapore dollars are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The trading results of foreign subsidiaries and associated companies are translated into Singapore dollars using the average exchange rates for the financial year. Exchange differences due to such currency translations are classified as reserves and taken directly to the foreign exchange translation account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity are treated as non-monetary foreign currency assets and liabilities of the acquirer and recorded at the exchange rate at the date of the transaction.

(d) Goodwill

Goodwill represents the excess of the fair value of consideration given over the fair value of the Group's share of the identifiable net assets of subsidiaries and associated companies when acquired. Goodwill is amortised on a straight line basis over a maximum of 20 years. Goodwill which is assessed as having no economic value is written off to the profit and loss account. The gain or loss on disposal of a subsidiary or associated company includes the unamortised balance of goodwill relating to the subsidiary or associated company disposed of.

Negative goodwill represents the excess of the fair value of identifiable net assets of subsidiaries and associated companies when acquired over the fair value of consideration given. Negative goodwill is presented in the same classification as goodwill in the balance sheet. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair value of non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of these assets; negative goodwill in excess of the fair value of these assets is recognised in the profit and loss account immediately.

(e) Fixed Assets

(i) Fixed assets are stated at cost less accumulated depreciation and any impairment in value. When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Profits or losses on disposal of fixed assets are included in the profit and loss account.

(ii) Depreciation of fixed assets is calculated on a straight-line basis to write off the cost of the fixed assets over their estimated useful lives. No depreciation is provided on freehold and long leasehold (i.e. with unexpired tenures of over 20 years) land, and capital work-in-progress. Short leasehold land is depreciated over the remaining life of the lease and the estimated useful lives of other fixed assets are as follows:

Freehold buildings	30 to 50 years
Leasehold land & buildings	2 to 73 years
Vessels & floating docks	10 to 25 years
Plant, machinery & equipment	1 to 30 years

(f) Investment Properties

Investment properties are accounted for as long term investments and stated at valuations made each year.

Surpluses arising on revaluation are credited directly to capital reserves. Revaluation deficits are taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets.

Profits or losses on disposal of investment properties are included in the profit and loss account. Any surpluses held in capital reserves in respect of previous revaluations of investment properties disposed of are regarded as having become realised and are transferred to the profit and loss account.

(g) Development Properties

Development properties are stated at cost less impairment losses.

Cost includes cost of land and construction, related overhead expenditure and financing charges and other net costs incurred during the period of development. They are considered completed and are transferred to investment properties or fixed assets when they are ready for their intended use.

Each property under development is accounted for as a separate project. Where a project comprises more than one component, each component is treated as a separate project, and interest and other net costs are apportioned accordingly.

(h) Subsidiaries

Investments in subsidiaries are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary, determined on an individual investment basis.

Cost of investments in subsidiaries includes cost of subscription to warrants issued by subsidiaries. This is to reflect the Group's intention to maintain effective controlling interest in the subsidiaries.

(i) Associated Companies

An associated company is a company or partnership, not being a subsidiary, over which the Group has significant influence, but not control, in the commercial and financial policy decisions.

Investments in associated companies are stated in the Company's financial statements at cost less provision to the extent of the amount considered by Directors to be an impairment in value other than temporary, determined on an individual investment basis.

Investments in associated companies are accounted for in the Group's financial statements using the equity method of accounting whereby the Group's share of profits less losses of associated companies is included in the consolidated profit and loss account and the Group's share of net assets is included in the consolidated balance sheet.

(j) Investments

Quoted and unquoted investments held on a long-term basis are stated at cost. Where cost exceeds the market value or the underlying net asset value, provision is made to the extent considered by Directors to be an impairment in value other than temporary, on an individual investment basis.

Investments held as current assets are stated at the lower of cost and market or fair value on a portfolio basis.

Profits or losses on disposal of investments are included in the profit and loss account. Cost is determined on the weighted average cost method.

(k) Intangibles

Intangible assets include purchased goodwill and development costs. Costs incurred which are expected to generate future economic benefits are recognised as intangibles and amortised on a straight line basis over their useful lives, ranging from 5 to 10 years.

(l) Impairment of Assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). If the recoverable amount of an asset, which is the higher of an asset's net selling price and its value-in-use, is estimated to be less than its carrying amount, the carrying amount of an asset is reduced to its recoverable amount and the impairment loss is recognised as an expense immediately.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in the profit and loss account.

(m) Stocks & Work-in-Progress

Stocks, consumable materials and supplies are stated at the lower of cost and net realisable value, cost being principally determined on the weighted average method.

Work-in-progress is stated at the lower of cost (comprising direct labour, material costs, direct expenses and an appropriate allocation of production overheads) and net realisable value, which is arrived at after providing for anticipated losses, if any, when the possibility of loss is ascertained.

Progress claims made against work-in-progress are offset against the cost of work-in-progress and the profits recognised on partly completed long-term contracts less any provision required to reduce cost to estimated realisable value.

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost includes cost of land and construction, and interest incurred during the period of construction.

Properties held for sale under development are stated at the lower of cost or net realisable value. Upon receipt of temporary occupation permits, these are transferred to completed properties held for sale.

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provision for warranties is set up upon completion of a contract to cover the estimated liability which may arise during the warranty period. This provision is based on service history. Any surplus of provision will be written back at the end of the warranty period while additional provisions where necessary are made when known. These liabilities are expected to be incurred over the applicable warranty periods.

Provision for claims is made for the estimated cost of all claims notified but not settled at the balance sheet date, less recoveries, using the information available at the time. Provision is also made for claims incurred but not reported at the balance sheet date based on historical claims experience, modified for variations in expected future settlement. The utilisation of provisions is dependent on the timing of claims.

(o) Operating Leases

(i) When a group company is the lessee:
Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from lessor) are taken to the profit and loss account on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(ii) When a group company is the lessor:
Assets leased out under operating leases are included in investment properties and are stated at revalued amounts and not depreciated. Rental income (net of any incentive given to lessee) is recognised on a straight-line basis over the lease term.

(p) Turnover

Turnover consists of:

- Revenue recognised on contracts, under the percentage of completion method when the outcome of the contract can be estimated reliably;
- Invoiced value of goods and services;
- Rental income from investment properties; and
- Investment income, interest and fee income.

(q) Revenue and Income Recognition

Revenue from rigbuilding, shipbuilding & shiprepair and conversion is recognised based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of the contract can be estimated reliably. For offshore rigbuilding division, the percentage of completion is measured by reference to the percentage of the physical proportion of the contract work completed as determined by engineers' estimates. For marine shipbuilding and repair division, the percentage of completion is measured by reference to the percentage of costs incurred to-date of the estimated costs for each contract, with due consideration made to include only those costs that reflect work performed. Provision is made where applicable for anticipated losses on contracts in progress.

Income recognition on long term engineering contracts is based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of the contract can be estimated reliably. The percentage of completion is measured by reference to the percentage of the physical proportion of the contract work completed as determined by engineers' estimates. Provision is made where applicable for anticipated losses on contracts in progress.

Income recognition on partly completed properties held for sale is based on the percentage of completion method as follows:

- For Singapore trading properties under development, the profit recognition upon the signing of sales contracts is 20% of the total estimated profit attributable to the actual contracts signed. Subsequent recognition of profit is based on the stage of physical completion;
- For overseas trading properties under development, the profit recognition upon the signing of sales contracts is the direct proportion of total expected project profit attributable to the actual sales contract signed, but only to the extent that it relates to the stage of physical completion.

When losses are expected, full provision is made in the accounts after adequate allowance has been made for estimated costs to completion. Any expenditure incurred on abortive projects is written off in the profit and loss account.

Revenue from the sale of products is recognised upon shipment to customers. Sales are stated net of goods and services tax and sales returns.

Revenue from the rendering of services is recognised when the service is rendered.

Dividend income from investments is recognised when the right to receive payment is established, and in the case of fixed interest bearing investments, on an accrual basis.

Rental income from operating leases on investment properties are recognised on a straight-line basis over the lease term.

Interest income is recognised on a time proportion basis using the effective interest method.

(r) Borrowing Costs

Borrowing costs incurred to finance the development of properties are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are taken to the profit and loss account over the period of borrowing using the effective interest rate method.

(s) Employee Benefits

Defined Contribution Plan

The Group makes contributions to pension schemes as defined by the laws of the countries in which it has operations. In particular, the Singapore companies make contributions to the Central Provident Fund in Singapore, a defined contribution pension scheme. Contributions to pension schemes are recognised as an expense in the period in which the related service is performed.

Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

Share Option Scheme

The Company has in place the KCL Share Option Scheme for the granting of options to eligible employees of the Group to subscribe for shares in the Company. Keppel Land Limited and Keppel Telecommunications & Transportation Limited, both subsidiaries of the Company, also have share option schemes for the granting of options to eligible employees of their groups to subscribe for shares in their respective companies. Details of the scheme are disclosed in the Directors' Report. No compensation expense is recognised when share options are issued under the KCL Share Option Scheme.

(t) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. The principal temporary differences arise from depreciation, unremitted offshore income and future tax benefits from certain provisions not allowed for tax purposes until a later period. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(u) Foreign Currencies

Transactions arising in foreign currencies during the financial year are translated at exchange rates approximating those ruling at transaction dates.

Monetary assets and liabilities denominated in foreign currencies at the end of the financial year are translated at exchange rates approximating those ruling at that date.

Exchange differences arising are taken to the profit and loss account.

(v) Financial Assets

Financial assets include cash and bank balances, trade, intercompany and other receivables and investments. Trade, intercompany and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(w) Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include trade, intercompany and other payables, bank loans and overdrafts. Trade, intercompany and other payables are assumed to approximate their fair values. Bank loans and overdrafts are recorded at the proceeds received, net of transaction costs. Finance costs are accounted for on an accrual basis (effective yield method) and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise. Interim dividends are recorded during the financial year in which they are declared payable. Final dividends are recorded during the financial year in which the dividends are approved by the shareholders.

(x) Derivative Financial Instruments

Derivative financial instruments are initially recognised in the balance sheet at cost.

Transactions other than in relation to hedging activities are subsequently measured at fair values with the resultant gains or losses taken to the profit and loss account immediately.

Transactions entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

(y) Fair Values of Financial Assets and Liabilities

The fair values of short term and long term investments, loans receivable, term loans and derivative financial instruments are given in Notes 9, 10, 15, 19 and 34. The carrying amounts of other financial assets and liabilities included in net current assets approximate their fair values due to their short term nature.

(z) Financial Risk Management

The Group operates internationally and is exposed to a variety of financial risks, including the effect of changes in debt and equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out by the Keppel Group Treasury Department in accordance with established policies and guidelines. These policies and guidelines are established by the Group Central Finance Committee and are updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

Foreign Exchange Risk

The Group has receivables and payables denominated in foreign currencies viz US dollars, Australian, European and other Asian currencies. The Group's foreign currency exposures arise mainly from the exchange rate movement of these foreign currencies against the Singapore dollar, which is the Group's measurement currency.

To hedge against the volatility of future cashflows caused by changes in foreign currency rates, the Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group's exposure to specific currency risks relating to investments, receivables, payables and other commitments. Group Treasury Department monitors the current and projected foreign currency cashflow of the Group and aims to reduce the exposure of the net position in each currency by borrowing in foreign currency and other currency contracts where appropriate.

Interest Rate Risk

The Group is a net borrower of funds and has a net interest expense during the current financial year. The Group is exposed to interest rate risk for changes in interest rates primarily for debt obligations, placements in the money market and investments in bonds. The Group policy is to maintain a mix of fixed and variable rate debt instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge interest rate risks. This may include interest rate swaps and interest rate caps.

Liquidity Risk

Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities, internally generated cashflows, and the availability of funding resources through an adequate amount of committed credit facilities. Group Treasury also maintains a mix of short-term money market borrowings and medium/long term loans to fund working capital requirements and capital expenditures/investments. Due to the dynamic nature of business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time.

Credit Risk

Credit risk refers to the risk that debtors will default on their obligation to repay the amount owing to the Group. A substantial portion of the Group's revenue is on credit term or stage of completion. These credit terms are normally contractual. The Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk. The credit policy spells out clearly the guidelines on extending credit terms to customers, including monitoring the process and using related industry's practices as reference. This includes assessment and valuation of customers' credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered. The Group's policy does not permit non-secured credit risk to be significantly centralised in one customer or a group of customers.

2. SHARE CAPITAL

	Group and Company	
	2004	2003
	$'000	$'000
Authorised:		
3,000,000,000 Ordinary Shares of $0.50 each ("Shares")	**1,500,000**	1,500,000
Issued and fully paid:		
Balance 1 January 775,065,591 Shares (2003: 769,814,091 Shares)	**387,533**	384,907
Issued during the financial year 3,707,000 Shares (2003: 5,251,500 Shares)	**1,853**	2,626
Balance 31 December 778,772,591 Shares (2003: 775,065,591 Shares)	**389,386**	387,533

During the financial year, the Company issued 3,707,000 Shares for cash upon exercise of options under the KCL Share Option Scheme. This comprised 35,000 Shares at $3.38 per Share, 111,000 Shares at $3.20 per Share, 228,000 Shares at $3.84 per Share, 150,000 Shares at $3.66 per Share, 168,000 Shares at $2.68 per Share, 204,000 Shares at $2.50 per Share, 274,000 Shares at $2.72 per Share, 227,000 Shares at $2.54 per Share, 205,000 Shares at $2.30 per Share, 670,000 Shares at $2.12 per Share, 367,000 Shares at $2.13 per Share, 238,000 Shares at $1.95 per Share, 10,000 Shares at $3.50 per Share, 700,000 Shares at $3.32 per Share, 5,000 Shares at $3.54 per Share, 35,000 Shares at $3.36 per Share, 32,500 Shares at $5.19 per Share, 35,000 Shares at $6.74 per Share and 12,500 Shares at $7.20 per Share.

The following details of share options of the Company granted to employees are set out in paragraph 6 of the Directors' Report:

(a) the number and terms of share options held by employees at the beginning and end of the financial year;
(b) the number and terms of share options granted to employees during the financial year;
(c) the number, exercise dates and exercise prices of share options exercised during the financial year; and
(d) the number of share options held by employees that lapsed or cancelled during the financial year.

3. RESERVES

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Share Premium Account	**861,593**	882,767	**861,593**	882,767
Capital Reserves				
Special reserve account	**-**	110,117	**-**	110,117
Capital redemption reserve account	**22,764**	22,764	**22,764**	22,764
Asset revaluation surplus	**49**	242	**-**	-
Others	**56,578**	49,032	**-**	-
	79,391	182,155	**22,764**	132,881
Revenue Reserves	**1,792,171**	1,447,726	**1,584,287**	1,553,118
Foreign Exchange Translation Account	**(38,464)**	(10,664)	**-**	-
	2,694,691	2,501,984	**2,468,644**	2,568,766

The Special Reserve Account represents amount previously transferred from share premium account to set off goodwill arising on consolidation and subsequently restated upon the disposal of a subsidiary. This amount was utilised for capital distribution during the financial year.

The Capital Redemption Reserve Account represents amount by which the Company's issued share capital is diminished on cancellation of shares bought-back and amount transferred from revenue reserves on redemption of preference shares.

Movements in reserves are set out in the Statements of Changes in Equity.

4. FIXED ASSETS

	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Vessels & Floating Docks $'000	Plant, Machinery & Equipment $'000	Capital Work-in-Progress $'000	Total $'000
Group						
2004						
Cost						
At 1 January	**83,296**	**1,025,161**	**717,873**	**936,563**	**23,287**	**2,786,180**
Additions	**4,068**	**23,314**	**16,819**	**45,191**	**30,096**	**119,488**
Disposals	**(9,964)**	**(903)**	**(266,396)**	**(18,206)**	**-**	**(295,469)**
Write-off	**(587)**	**-**	**-**	**(5,976)**	**(591)**	**(7,154)**
Subsidiaries disposed	**-**	**(193)**	**-**	**(88)**	**-**	**(281)**
Reclassification						
- Stocks	**-**	**-**	**(211,988)**	**27,621**	**28,162**	**(156,205)**
- Others	**(634)**	**(6,848)**	**2,441**	**(1,280)**	**(19,449)**	**(25,770)**
Exchange differences	**(2,992)**	**26,869**	**(14,399)**	**(7,871)**	**(65)**	**1,542**
At 31 December	**73,187**	**1,067,400**	**244,350**	**975,954**	**61,440**	**2,422,331**
Accumulated Depreciation & Impairment Losses						
At 1 January	**16,063**	**285,121**	**263,550**	**515,418**	**612**	**1,080,764**
Depreciation charge	**2,182**	**26,229**	**17,533**	**98,024**	**-**	**143,968**
Impairment losses	**-**	**19,982**	**-**	**679**	**-**	**20,661**
Disposals	**(853)**	**(70)**	**(163,554)**	**(10,828)**	**-**	**(175,305)**
Write-off	**(465)**	**-**	**-**	**(4,071)**	**-**	**(4,536)**
Subsidiaries disposed	**-**	**(83)**	**-**	**(50)**	**-**	**(133)**
Reclassification						
- Stocks	**-**	**-**	**(11,436)**	**-**	**-**	**(11,436)**
- Others	**(152)**	**(6,975)**	**(7,135)**	**(10,147)**	**-**	**(24,409)**
Exchange differences	**(603)**	**(2,072)**	**(2,793)**	**(3,976)**	**-**	**(9,444)**
At 31 December	**16,172**	**322,132**	**96,165**	**585,049**	**612**	**1,020,130**
Net book value	**57,015**	**745,268**	**148,185**	**390,905**	**60,828**	**1,402,201**
2003						
Net book value	67,233	740,040	454,323	421,145	22,675	1,705,416
Depreciation	2,849	26,750	31,495	143,352	-	204,446

Impairment loss of $19,982,000 for leasehold land & buildings relates to the Investments segment and $679,000 for plant, machinery & equipment relates to the Infrastructure segment. The carrying amounts of these assets were reduced to their recoverable amounts, which were based on the value-in-use and determined using the discount rate of 6.12%.

Certain plant, machinery and equipment of subsidiaries are mortgaged to banks for loans and overdraft facilities (Note 19).

	Freehold Land & Buildings $'000	Leasehold Land & Buildings $'000	Plant, Machinery & Equipment $'000	Total $'000
Company				
2004				
Cost				
At 1 January	**6,410**	**484**	**6,114**	**13,008**
Additions	**-**	**-**	**83**	**83**
Disposals	**-**	**-**	**(213)**	**(213)**
Write-off	**-**	**-**	**(317)**	**(317)**
At 31 December	**6,410**	**484**	**5,667**	**12,561**
Accumulated Depreciation				
At 1 January	**1,203**	**44**	**3,104**	**4,351**
Depreciation charge	**200**	**4**	**1,263**	**1,467**
Disposals	**-**	**-**	**(41)**	**(41)**
Write-off	**-**	**-**	**(106)**	**(106)**
At 31 December	**1,403**	**48**	**4,220**	**5,671**
Net book value	**5,007**	**436**	**1,447**	**6,890**
2003				
Net book value	5,207	440	3,010	8,657
Depreciation	150	4	2,513	2,667

5. INVESTMENT PROPERTIES

	Group	
	2004	2003
	$'000	$'000
Freehold investment properties	**488,510**	492,340
Leasehold investment properties	**1,392,055**	1,394,618
	1,880,565	1,886,958

The Group's investment properties (including integral plant and machinery) are stated at directors' valuations based on the following valuations (open market value basis) by independent firms of professional valuers as at 31 December 2004:

- Colliers International Consultancy & Valuation (Singapore) Pte Ltd for properties in Singapore;
- Associated Properties Consultants for properties in Vietnam;
- PT Wilson Properti Advisindo and PT SuryaPrapta Permai for properties in Indonesia; and
- Brooke Real Estate for properties in Thailand.

Based on the valuations, the Group's share of net surplus over their book value amounted to $6,206,000 (2003: Net deficit of $69,249,000) and has been taken direct to the asset revaluation reserves account.

Certain investment properties of subsidiaries are mortgaged to banks for loan facilities (Note 19).

6. DEVELOPMENT PROPERTIES

	Group	
	2004	2003
	$'000	$'000
Land cost	**133,136**	160,300
Development cost incurred to-date	**69,546**	50,864
	202,682	211,164

7. SUBSIDIARIES

	Company	
	2004	2003
	$'000	$'000
Quoted shares, at cost		
Market value: $1,208,911,000		
(2003: $971,033,000)	**1,376,503**	1,376,503
Unquoted shares, at cost	**2,017,252**	2,238,754
	3,393,755	3,615,257
Provision for diminution in value	**(25,200)**	(15,200)
	3,368,555	3,600,057
Advances from subsidiaries	**(507,100)**	-
	2,861,455	3,600,057

Movements in the provision for diminution in value of subsidiaries are as follows:

	2004	2003
At 1 January	**15,200**	1,000
Charge to profit & loss account	**10,000**	14,200
At 31 December	**25,200**	15,200

Advances from subsidiaries are unsecured, interest free and are not repayable within the next 12 months.

Information relating to significant subsidiaries consolidated in the financial statements is given in Note 37.

8. ASSOCIATED COMPANIES

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Quoted shares, at cost				
Market value: $1,226,564,000				
(2003: $662,892,000)	**467,638**	452,881	**-**	-
Unquoted shares, at cost	**675,821**	667,156	**3,074**	3,074
	1,143,459	1,120,037	**3,074**	3,074
Provision for diminution in value	**(29,691)**	(29,415)	**-**	-
	1,113,768	1,090,622	**3,074**	3,074
Share of reserves	**133,478**	5,791	**-**	-
	1,247,246	1,096,413	**3,074**	3,074
Advances to associated companies	**256,035**	261,836	**-**	-
	1,503,281	1,358,249	**3,074**	3,074

Movements in the provision for diminution in value of associated companies are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
At 1 January	**29,415**	24,218	**-**	-
Exchange differences	**(669)**	(268)	**-**	-
Charge to profit & loss account	**2,697**	5,972	**-**	-
Amount written off/disposed	**(1,752)**	(507)	**-**	-
At 31 December	**29,691**	29,415	**-**	-

Advances to associated companies are unsecured and are not repayable within the next 12 months. Interest is charged at rates ranging from 1.25% to 1.9375% (2003: 1% to 2%) per annum on interest-bearing advances.

Information relating to significant associated companies whose results are included in the financial statements is given in Note 37.

9. INVESTMENTS

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Quoted investments, at cost				
Shares in corporations				
Market value: $24,526,000 (2003: $21,756,000)	**11,293**	51,953	**-**	-
Bonds in corporations				
Market value: $8,603,000 (2003: $10,032,000)	**8,603**	10,032	**-**	-
Total quoted investments				
Market value: $33,129,000 (2003: $31,788,000)	**19,896**	61,985	**-**	-
Unquoted investments, at cost				
Shares in corporations	**100,343**	100,413	**2,800**	5,132
Bonds in corporations	**15,982**	18,000	**5,076**	6,668
Others - including advances to investee companies	**22,443**	78,579	**-**	-
Total unquoted investments	**138,768**	196,992	**7,876**	11,800
Total investments				
Cost	**158,664**	258,977	**7,876**	11,800
Provision for diminution in value	**(80,141)**	(155,900)	**(7,876)**	(11,800)
	78,523	103,077	**-**	-

9. INVESTMENTS (cont'd)

Movements in the provision for diminution in value of investments are as follows:

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
At 1 January	**155,900**	161,324	**11,800**	11,800
Exchange differences	**(1,928)**	(163)	**-**	-
(Write-back)/charge to profit & loss account	**(8,761)**	5,888	**(1,370)**	-
Amount written off/disposed	**(16,811)**	(11,149)	**(2,554)**	-
Reclassification	**(48,259)**	-	**-**	-
At 31 December	**80,141**	155,900	**7,876**	11,800

The Directors are of the opinion that the fair values of total unquoted investments for the Group and Company are $62,893,000 (2003: $85,265,000) and $Nil (2003: $Nil) respectively. These are based on assessment of the investments individually for impairment and by reference to the attributable net tangible asset value of the investee companies.

10. LONG TERM RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Loans to subsidiaries	**-**	-	-	450,000
Staff loans	**3,664**	5,346	**1,129**	1,577
Long term trade receivables	**76,555**	5,598	**-**	-
Other loans	**8,702**	3,355	**-**	-
	88,921	14,299	**1,129**	451,577
Less: Amounts due within one year and included in debtors (Note 14)	**(1,251)**	(1,866)	**(358)**	(421)
	87,670	12,433	**771**	451,156
Provision for doubtful debts	**(2,635)**	(2,763)	**-**	-
	85,035	9,670	**771**	451,156

These are estimated to be receivable as follows:

	Group		Company	
	2004	2003	**2004**	2003
Years after year-end:				
After one but within two years	**81,709**	1,674	**311**	450,395
After two but within five years	**2,211**	6,612	**460**	659
After five years	**3,750**	4,147	**-**	102
	87,670	12,433	**771**	451,156
Provision for doubtful debts	**(2,635)**	(2,763)	**-**	-
	85,035	9,670	**771**	451,156

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

Movements in the provision for doubtful debts are as follows:

At 1 January	**2,763**	3,198	**-**	-
Exchange differences	**(128)**	(77)	**-**	-
Reclassification and others	**-**	(358)	**-**	-
At 31 December	**2,635**	2,763	**-**	-

Loans to subsidiaries in 2003 are unsecured and bear interest ranging from 1.0054% to 4.5% per annum.

Included in staff loans are advances to certain Directors under an approved loan scheme amounting to $377,000 (2003: $506,000). Staff housing and car loans granted to directors of related corporations by the Group and the Company amounted to $461,000 (2003: $1,460,000) and $461,000 (2003: $968,000) respectively.

Included in long term trade receivables are receivables of $74,797,000 arising from sale of completed properties under a deferred payment scheme. The receivables are assigned to banks for loan facilities (Note 19).

The fair values of long term receivables for the Group and Company are $85,724,000 (2003: $12,017,000) and $704,000 (2003: $451,164,000) respectively based on the discounted cashflow method using a discount rate which the Directors expect would be available to the Group as at the balance sheet date.

11. INTANGIBLES

	Goodwill	Purchased Goodwill	Development Costs	Total
	$'000	**$'000**	**$'000**	**$'000**
Group				
2004				
At 1 January	**128,176**	**7,899**	**10,592**	**146,667**
Exchange differences	**1,074**	**1,034**	**(735)**	**1,373**
Additions	**32,424**	**21**	**184**	**32,629**
Amortisation	**(27,594)**	**(1,224)**	**(7,354)**	**(36,172)**
Write-off	**(10,179)**	**(7,730)**	**(1,390)**	**(19,299)**
At 31 December	**123,901**	**-**	**1,297**	**125,198**
Cost	**156,153**	**1,955**	**22,058**	**180,166**
Accumulated amortisation	**(32,252)**	**(1,955)**	**(20,761)**	**(54,968)**
	123,901	**-**	**1,297**	**125,198**

12. STOCKS & WORK-IN-PROGRESS

	Note	Group 2004 $'000	Group 2003 $'000
Work-in-progress in excess of related billings	(a)	**117,287**	126,471
Stocks	(c)	**200,604**	143,514
Properties held for sale	(d)	**2,284,359**	2,443,056
		2,602,250	2,713,041
Billings on work-in-progress in excess of related costs	(b)	**438,971**	147,978

(a) Work-in-Progress in excess of Related Billings

	2004 $'000	2003 $'000
Costs incurred and attributable profits	**989,938**	485,786
Provision for loss on work-in-progress	**(3,985)**	(161)
	985,953	485,625
Less: Progress billings	**(868,666)**	(359,154)
	117,287	126,471

Movements in the provision for loss on work-in-progress are as follows:

	2004 $'000	2003 $'000
At 1 January	**161**	277
Exchange differences	**(10)**	-
Charge to profit & loss account	**3,834**	41
Amount written off	**-**	(157)
At 31 December	**3,985**	161

(b) Billings on Work-in-Progress in excess of Related Costs

	2004 $'000	2003 $'000
Costs incurred and attributable profits	**1,271,533**	358,312
Less: Progress billings	**(1,710,504)**	(506,290)
	(438,971)	(147,978)

(c) Stocks

	2004 $'000	2003 $'000
Consumable materials and supplies	**55,730**	35,930
Finished products for sale	**147,543**	112,832
	203,273	148,762
Provision for loss on stock obsolescence	**(2,669)**	(5,248)
	200,604	143,514

Movements in the provision for loss on stock obsolescence are as follows:

	2004 $'000	2003 $'000
At 1 January	**5,248**	10,337
Exchange differences	**(36)**	(58)
Charge/(write-back) to profit & loss account	**11**	(76)
Amount written off	**(2,554)**	(5,254)
Subsidiaries disposed	**-**	(693)
Reclassification and others	**-**	992
At 31 December	**2,669**	5,248

		Group	
		2004	2003
		$'000	$'000
(d)	Properties Held For Sale		
	Properties under development		
	Land cost	**2,264,328**	2,482,301
	Development cost incurred to-date	**293,372**	447,625
	Related overhead expenditure	**482,624**	492,208
	Progress billing received and recognised profit	**(387,601)**	(406,594)
		2,652,723	3,015,540
	Completed properties held for sale	**311,294**	141,968
		2,964,017	3,157,508
	Provision for properties held for sale	**(679,658)**	(714,452)
		2,284,359	2,443,056

Movements in the provision for properties held for sale are as follows:

	2004	2003
At 1 January	**714,452**	748,940
Write-back to profit & loss account	**(14,527)**	(13,918)
Amount utilised	**(20,267)**	(20,570)
At 31 December	**679,658**	714,452

Interest capitalised during the financial year amounted to $56,973,000 (2003: $69,726,000) at rates ranging from 1.33% to 5.75% (2003: 1.01% to 5.75%) per annum.

Certain properties held for sale of subsidiaries are mortgaged to banks for loan facilities (Note 19).

13. AMOUNTS DUE FROM / TO

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Subsidiaries				
Amounts due from				
- trade	**-**	-	**16,919**	5,255
- advances	**-**	-	**1,349,728**	627,092
	-	-	**1,366,647**	632,347
Provision for doubtful debts	**-**	-	**(3,862)**	(3,862)
	-	-	**1,362,785**	628,485
Amounts due to				
- trade	**-**	-	**20,887**	2,182
- advances	**-**	-	**7,655**	422,708
	-	-	**28,542**	424,890

Advances to and from subsidiaries are unsecured and are repayable on demand. Interest is charged at rates ranging from 0% to 3.84% (2003: 0.6% to 3.6%) per annum on interest-bearing advances.

	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Associated Companies				
Amounts due from				
- trade	**20,397**	20,958	**323**	1,560
- advances	**255,424**	237,515	**-**	-
	275,821	258,473	**323**	1,560
Provision for doubtful debts	**(9,825)**	(11,321)	**-**	-
	265,996	247,152	**323**	1,560
Amounts due to				
- trade	**5,221**	4,346	**3**	-
- advances	**22,211**	120,729	**-**	-
	27,432	125,075	**3**	-

Movements in the provision for doubtful debts are as follows:

	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
At 1 January	**11,321**	12,965	**-**	-
Write-back to profit & loss account	**(1,496)**	(1,644)	**-**	-
At 31 December	**9,825**	11,321	**-**	-

Advances to and from associated companies are unsecured and are repayable on demand. Interest is charged at rates ranging from 1% to 5.5% (2003: 0.375% to 4.37%) per annum on interest-bearing advances.

14. DEBTORS

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Trade debtors	**652,361**	477,012	**-**	-
Provision for doubtful debts	**(23,778)**	(35,473)	**-**	-
	628,583	441,539	**-**	-
Loans receivable of banking subsidiary	**76,541**	81,769	**-**	-
Long term receivables due within one year (Note 10)	**1,251**	1,866	**358**	421
Sundry debtors	**101,396**	117,716	**1,085**	734
Prepaid project cost and prepayments	**82,572**	105,730	**97**	79
Unamortised premium on interest rate cap	**47,855**	31,742	**-**	-
Tax recoverable	**22,967**	45,850	**-**	14,885
Interest receivable	**9,162**	10,115	**-**	-
Deposits paid	**4,243**	4,413	**491**	237
Recoverable accounts	**128,914**	31,665	**-**	-
Receivables not billed	**13,294**	8,306	**-**	-
Advances to corporations in which the Group has investment interests	**26,276**	27,316	**-**	-
Advances to minority shareholders of subsidiaries	**14,528**	10,623	**-**	-
	528,999	477,111	**2,031**	16,356
Provision for doubtful debts	**(24,328)**	(32,011)	**(347)**	-
	504,671	445,100	**1,684**	16,356
Total	**1,133,254**	886,639	**1,684**	16,356

Movements in the provision for debtors are as follows:

	Group 2004	Group 2003	Company 2004	Company 2003
At 1 January	**67,484**	78,085	**-**	-
Exchange differences	**(1,432)**	(1,697)	**-**	-
Charge to profit & loss account	**1,705**	9,163	**221**	-
Amount written off	**(23,022)**	(8,794)	**(49)**	-
Subsidiaries disposed	**-**	(9,364)	**-**	-
Reclassification and others	**3,371**	91	**175**	-
At 31 December	**48,106**	67,484	**347**	-

Advances to minority shareholders of subsidiaries are unsecured, interest free and have no fixed terms of repayment.

Loans receivable of banking subsidiary are estimated to be receivable as follows:

	Group	
	2004	2003
	$'000	$'000
Years after year-end:		
Within one year	**34,352**	39,806
After one but within two years	**5,600**	5,915
After two but within five years	**11,370**	18,574
After five years	**25,219**	17,474
	76,541	81,769

15. SHORT TERM INVESTMENTS

	Group	
	2004	2003
	$'000	$'000
Quoted investments, at cost		
Shares in corporations		
Market value: $315,366,000		
(2003: $206,972,000)	**239,897**	195,902
Bonds in corporations		
Market value: $46,016,000		
(2003: $40,102,000)	**39,790**	32,591
Total quoted investments		
Market value: $361,382,000		
(2003: $247,074,000)	**279,687**	228,493
Unquoted investments, at cost		
Shares in corporations	**49**	351
Bonds in corporations	**6,558**	26
Total unquoted investments	**6,607**	377
Total short term investments		
Cost	**286,294**	228,870
Provision for diminution in value	**(38,452)**	(14,083)
	247,842	214,787

Movements in the provision for diminution in value of investments are as follows:

	2004	2003
At 1 January	**14,083**	45,248
Exchange differences	**128**	(408)
Write-back to profit & loss account	**(12,700)**	(30,296)
Subsidiaries disposed	**-**	(461)
Amount written off/disposed	**(1,164)**	-
Reclassification and others	**38,105**	-
At 31 December	**38,452**	14,083

The Directors are of the opinion that the fair value of total unquoted investments is $6,607,000 (2003: $377,000). These are based on assessment of the investments individually for impairment and by reference to the attributable net tangible asset value of the investee companies.

16. BANK BALANCES, DEPOSITS & CASH

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Bank balances and cash	**291,358**	197,683	**1,378**	504
Fixed deposits with banks	**555,352**	449,549	**22,012**	48
Funds of banking subsidiary	**16,714**	22,072	**-**	-
Amounts held under escrow account for payment of construction cost and liabilities	**54,880**	71,604	**-**	-
Bank balances of property subsidiaries held under Project Account Rules 1985	**54,657**	6,983	**-**	-
	972,961	747,891	**23,390**	552

17. CREDITORS

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Trade creditors	**525,496**	324,152	**68**	66
Customers' deposits with banking subsidiary	**89,630**	96,634	**-**	-
Customers' advances and deposits	**23,027**	21,056	**19**	-
Sundry creditors and accruals	**760,698**	802,349	**24,553**	21,751
Advances from minority shareholders	**313,760**	312,924	**-**	-
Interest payables	**30,086**	38,840	**1,415**	1,502
Other payables	**33,458**	25,811	**-**	-
	1,776,155	1,621,766	**26,055**	23,319

18. PROVISIONS

	Warranties	Claims	Total
	$'000	$'000	$'000
Group			
2004			
At 1 January	**7,643**	**6,685**	**14,328**
Exchange differences	**220**	**(16)**	**204**
Charge/(write-back) to profit & loss account	**9,442**	**(325)**	**9,117**
Amount utilised	**(397)**	**-**	**(397)**
Reclassification and others	**(1,850)**	**(871)**	**(2,721)**
At 31 December	**15,058**	**5,473**	**20,531**
Company			
2004			
At 1 January/31 December	**-**	**5,000**	**5,000**

19. TERM LOANS

	Note	Group Due within one year $'000	Group Due after one year $'000	Company Due within one year $'000	Company Due after one year $'000
2004					
Keppel Corporation Medium Term Notes	(a)	**450,000**	-	**450,000**	-
Keppel Land Medium Term Notes	(b)	**121,240**	**519,750**	-	-
Mansfield Realty 5% Bonds, 2005	(c)	**180,000**	-	-	-
Keppel Markem 4.9% Bonds, 2005	(d)	**249,878**	-	-	-
Bank Loans					
- secured	(e)	**54,999**	**440,644**	-	-
- unsecured	(f)	**926,540**	**721,505**	**868,439**	-
Other Loans					
- unsecured	(g)	**3,520**	**30,231**	-	-
		1,986,177	**1,712,130**	**1,318,439**	-
2003		1,186,037	2,592,537	826,534	450,000

(a) The $350,000,000 Floating Rate Notes 2005 and $100,000,000 Fixed Rate Notes 2005 (Notes) were issued in 2000 under the US$600,000,000 Multi-Currency Medium Term Note Programme by the Company. The Notes are unsecured and are issued in tranches which will mature five years from their dates of issue. Interest payable is based on money market rates ranging from 1.3241% to 4.5% (2003: 1.0054% to 4.5%) per annum.

(b) At the end of the financial year, notes issued under the US$800,000,000 Multi-Currency Medium Term Note Programme by Keppel Land Limited, a subsidiary of the Company, amounted to $640,990,000. The notes are unsecured and issued in series or tranches, and comprise (i) fixed rate notes due 2005 of $70,000,000, (ii) floating rate notes due 2005, 2006 and 2007 of $181,240,000, and (iii) variable rate notes due 2007, 2008 and 2013 of $389,750,000. Interest payable is based on money markets rates ranging from 0.95% to 3.4% (2003: 1% to 3.4%) per annum.

(c) The $180,000,000 5% Bonds, secured by a legal mortgage over a property, were issued in 2000 by Mansfield Realty Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 28 March 2005.

(d) The $250,000,000 4.9% Bonds, guaranteed by the Company, were issued in 2000 by Keppel Markem Limited, a subsidiary of the Company. The Bonds, unless previously redeemed or purchased and cancelled, are redeemable at par on 21 August 2005.

(e) The secured bank loans consist of:

- A $376,300,000 bank loan drawn down in 2000 by a subsidiary and is secured by a property and the assignment of trade debtors of the subsidiary. The loan bears interest based on money market rates ranging from 1.9635% to 2.08% (2003: 1.41% to 2.07%) per annum and is repayable on 31 December 2007; and

- Other bank loans which are secured on certain fixed and other assets of subsidiaries. These loans bear interest based on money market rates ranging from 1% to 7% (2003: 1.31% to 6.9%) per annum and are repayable between one and five years.

(f) The unsecured bank loans consist of:

- A US$250,000,000 unsecured bank loan drawn down in 2001 by a subsidiary. The loan bears interest based on money market rates ranging from 1.6875% to 2.75% (2003: 1.688% to 2.188%) per annum and is repayable either by prepayment of US$10 million or a higher multiple of US$1 million thereof or on repayment date of 5 June 2006; and

- Other unsecured bank loans of the Group and Company with maturities between one and five years. Interest on these loans is based on money market rates ranging from 0.42% to 4.9% (2003: 0.73% to 12.7%) per annum.

(g) The other unsecured loans of the Group include term loan facilities and hire purchase contracts entered into with various finance and leasing companies for purchase of machinery and equipment. The loans bear interest ranging from 1.75% to 10% (2003: 3.05% to 9%) per annum.

The net book value of property and assets mortgaged to the banks amounted to $1,159,374,000 (2003: $1,110,726,000). These are securities given to the banks for loans and overdraft facilities.

The fair values of term loans for the Group and Company are $3,705,287,000 (2003: $3,798,036,000) and $1,321,264,000 (2003: $1,276,694,000) respectively. These fair values are computed on the discounted cashflow method using a discount rate based upon the borrowing rate which the Directors expect would be available to the Group as at the balance sheet date.

The carrying amounts of total loans are denominated in the following currencies:

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Singapore dollar	**2,680,305**	2,543,263	**963,106**	792,942
United States dollar	**914,363**	1,118,600	**318,957**	447,980
Others	**103,639**	116,711	**36,376**	35,612
	3,698,307	3,778,574	**1,318,439**	1,276,534

Loans due after one year are estimated to be repayable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Years after year-end:				
After one but within two years	**93,081**	1,457,593	**-**	450,000
After two but within five years	**1,597,677**	1,092,297	**-**	-
After five years	**21,372**	42,647	**-**	-
	1,712,130	2,592,537	**-**	450,000

20. BANK OVERDRAFTS

	Group	
	2004	2003
	$'000	$'000
Secured	**497**	9,039
Unsecured	**640**	722
	1,137	9,761

Interest on the bank overdrafts is payable at the banks' prevailing prime rate ranging from 1.63% to 8.25% (2003: 2.8% to 5%) per annum. The secured bank overdrafts are secured by fixed and floating charges over the fixed assets of subsidiaries.

21. DEFERRED TAXATION

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Deferred tax liabilities:				
Accelerated tax depreciation	**87,052**	98,883	**-**	-
Offshore income & others	**72,705**	93,107	**20,139**	20,700
	159,757	191,990	**20,139**	20,700
Deferred tax assets:				
Other provisions	**(3,430)**	(5,545)	**-**	-
Unutilised tax benefits	**(7,299)**	(6,525)	**-**	-
	(10,729)	(12,070)	**-**	-
Net deferred tax liabilities	**149,028**	179,920	**20,139**	20,700

Deferred tax assets are recognised for unutilised tax benefits carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable.

The Group has unutilised tax losses and capital allowances of $426,218,000 (2003: $467,047,000) for which no deferred tax benefit is recognised in the balance sheet. These tax losses and capital allowances can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses and capital allowances in their respective countries of incorporation. The unutilised tax losses and capital allowances do not have expiry dates.

22. PROCEEDS FROM SALE OF FUTURE RESIDENTIAL RECEIVABLES

Two subsidiaries developed and launched the sale of three residential projects in Singapore in 2002. They are Butterworth 8 and The Edgewater by Keppel Land Realty Pte Ltd ("KLR"), and Amaranda Gardens by Sherwood Development Pte Ltd ("SD").

KLR and SD ("the Developers") sold units in each of the projects under a deferred payment scheme. The initial 10% of the sale price were received by the Developers. The remaining 90% of the sale price ("Future Receivables") will be paid to the Developers when Temporary Occupation Permit ("TOP") is obtained for each project and thereafter.

In June 2002, the Developers (as vendors) entered into two agreements for the sale of the Future Receivables to Bayerische Hypo-Und Vereinsbank AG (as purchaser). The amount of $302 million shown as proceeds from the sale of Future Receivables in the balance sheet as at 31 December 2003 represents:

	$'000
Future Receivables	355,700
Deferred consideration	(53,700)
Proceeds from the sale of Future Receivables	302,000
The proceeds consist of:	
Cash received	165,000
Amount deposited with bank on escrow account for the payment of construction cost on the three projects	102,000
Discount on sale and fees payable	35,000
	302,000

During the financial year, the residual amounts owing from the buyers of units in Butterworth 8, Amaranda Gardens and The Edgewater became due. The monies received from the residual amounts are applied against the proceeds from sale of future residential receivables.

The deferred consideration receivable included in debtors will be paid to the Developers upon the completion of certain conditions as provided for in the agreements with the purchaser. The discount on the sale of the Future Receivables and fees payable amounting to $35,000,000 have been charged to the profit and loss account as expense in 2002.

As at 31 December 2004, the total amount held in escrow accounts for payment of construction costs and progress billings received is $1,924,000 (2003: $71,604,000).

23. TURNOVER

	Group	
	2004	2003
	$'000	$'000
Revenue from construction contracts	**2,507,303**	1,600,637
Sale of property and goods	**697,159**	3,501,377
Rental income from investment properties	**96,217**	93,926
Revenue from services rendered	**636,463**	725,369
Interest income	**15,423**	17,902
Dividend income from quoted shares	**10,668**	7,982
	3,963,233	5,947,193

24. STAFF COSTS

	Group	
	2004	2003
	$'000	$'000
Wages and salaries	**570,544**	605,521
Employer's contribution to Central Provident Fund	**29,171**	28,111
Other staff benefits	**90,340**	74,260
	690,055	707,892

The number of employees of the Group as at the end of the financial year was 22,186 (2003: 20,505).

25. OPERATING PROFIT

Operating profit is arrived at after charging/(crediting) the following:

	Group	
	2004	2003
	$'000	$'000
Auditors' remuneration		
- auditors of the Company	**526**	452
- other auditors of subsidiaries	**1,778**	1,849
Directors of the Company		
- fees for current year	**467**	492
- under provision of fees for prior year	**-**	1
Key management's emoluments	**12,648**	12,356
Contracts for services rendered by Directors or with a company in which a Director has a substantial financial interest	**603**	1,092
Depreciation of fixed assets	**143,968**	204,446
Write-off of fixed assets	**2,618**	7,475
Amortisation of intangibles	**36,172**	18,716
Profit on sale of fixed assets	**(2,848)**	(2,600)
Profit on sale of investments	**(3,550)**	(10,762)
Provision/(write-back) for		
- warranties	**9,442**	(546)
- claims	**(325)**	686
Provision/(write-back) for		
- work-in-progress	**3,834**	41
- stock obsolescence	**11**	(76)
- properties held for sale	**(14,527)**	(13,918)
- investments	**(24,115)**	(28,697)
Provision/(write-back) for doubtful debts		
- trade debts	**5,636**	10,386
- receivables	**15**	(2,255)
- other debts	**(4,438)**	179
Bad debts written off/(recovered)		
- trade debts	**646**	252
- receivables	**3,308**	(105)
- other debts	**(85)**	(3,198)
Stocks written off	**1,993**	87
Rental expense		
- operating leases	**31,392**	30,757
Gain on differences in foreign exchange	**(4,684)**	(8,797)
Non-audit fees paid to		
- auditors of the Company	**24**	10
- other auditors of subsidiaries	**152**	707

The Audit Committee has undertaken a review of all non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

26. INVESTMENT INCOME, INTEREST INCOME AND INTEREST EXPENSES

	Group	
	2004	2003
	$'000	$'000
Investment income from:		
Shares - quoted in Singapore	**224**	232
Shares - quoted outside Singapore	**39**	1,406
Shares - unquoted	**2,243**	4,100
	2,506	5,738
Interest income from:		
Bonds, debentures, deposits and associated companies	**22,786**	28,915
Interest expenses on:		
Bonds, debentures, fixed term loans and overdrafts	**(40,855)**	(66,877)

27. EXCEPTIONAL ITEMS

	Group	
	2004	2003
	$'000	$'000
Gain on disposal of ships	**37,739**	-
Gain on disposal of subsidiaries, associated companies and write-back of impairment	**25,761**	121,743
Impairment of assets	**(20,661)**	(52,238)
Impairment of investments and provision for claims	**(26,500)**	(53,445)
Cost associated with restructuring of operations	**(6,449)**	(3,058)
Revaluation deficit of properties	**(10,482)**	(26,682)
	(592)	(13,680)
Minority share of exceptional items	**246**	17,018
Net exceptional items	**(346)**	3,338

28. TAXATION

	Group	
	2004	2003
	$'000	$'000
Tax expense comprise:		
Current tax	**77,544**	78,359
Share of taxation of associated companies	**41,226**	19,678
Adjustment for prior year's tax	**(5,641)**	(6,419)
Others	**2,773**	4,409
Deferred tax movement:		
Movements in temporary differences	**(11,711)**	(33,062)
Reduction in tax rate	**(14,572)**	-
	89,619	62,965
Deferred tax movement comprise:		
Accelerated tax depreciation	**972**	(7,109)
Offshore income & others	**(9,728)**	(14,296)
Other provisions	**(1,090)**	(6,577)
Unutilised tax benefits	**(1,865)**	(5,080)
	(11,711)	(33,062)

The income tax expense on the results of the Group differ from the amount of income tax expense determined by applying the Singapore standard rate of income tax to profit before tax and exceptional items due to the following:

	2004	2003
Profit before tax and exceptional items	**646,529**	556,706
Tax calculated at tax rate of 20% (2003: 22%)	**129,305**	122,475
Income not subject to tax	**(97,089)**	(124,469)
Expenses not deductible for tax purposes	**77,186**	74,447
Utilisation of previously unrecognised tax benefits	**(13,941)**	(13,367)
Effect of reduction in tax rate	**(14,572)**	-
Effect of different tax rates in other countries	**14,371**	10,298
Adjustment for prior year's tax	**(5,641)**	(6,419)
	89,619	62,965

On 27 February 2004, the Singapore Minister of Finance announced a reduction in corporate tax rate from 22% to 20% with effect from the year of assessment 2005.

29. EARNINGS PER ORDINARY SHARE

	Group			
	2004		2003	
	$'000		$'000	
	Basic	**Diluted**	Basic	Diluted
Net profit attributable to shareholders before exceptional items	**467,854**	**467,854**	394,722	394,722
Exceptional items	**(346)**	**(346)**	3,338	3,338
Adjusted net profit after exceptional items	**467,508**	**467,508**	398,060	398,060

	Number of Shares '000		Number of Shares '000	
Weighted average number of ordinary shares	**776,224**	**776,224**	772,675	772,675
Adjustment for dilutive potential ordinary shares	**-**	**6,794**	-	4,936
Weighted average number of ordinary shares used to compute earnings per share	**776,224**	**783,018**	772,675	777,611
Earnings per ordinary share				
Before exceptional items	**60.3 cts**	**59.8 cts**	51.1 cts	50.8 cts
After exceptional items	**60.2 cts**	**59.7 cts**	51.5 cts	51.2 cts

30. DIVIDENDS/CAPITAL DISTRIBUTION

The Directors have proposed a final dividend of 22% or 11 cents per share less tax (2003: 22% or 11 cents per share less tax) in respect of the financial year ended 31 December 2004. The proposed dividend is subject to approval by shareholders at the next Annual General Meeting to be convened and has not been included as a liability in the financial statements.

Together with the interim dividend of 18% or 9 cents per share less tax, total dividend paid and proposed in respect of the financial year ended 31 December 2004 will be 40% or 20 cents per share less tax (2003: 38% or 19 cents per share less tax).

With strong operational cash flow and the divestment of certain non-core assets, the Directors are also proposing a capital distribution of 20 cents per share (2003: 18 cents per share) without deduction for tax out of the Company's share premium account. The capital distribution is subject to the approval of shareholders, The Singapore Exchange, the Court and any other regulatory authorities.

During the financial year, the following dividends and capital distribution were paid:

	$'000
A final dividend of 22% or 11 cents per share less tax at 20% on the issued and fully paid ordinary shares in respect of the previous financial year	68,308
A capital distribution of 18 cents per share on the issued and fully paid ordinary shares	139,744
An interim dividend of 18% or 9 cents per share less tax at 20% on the issued and fully paid ordinary shares in respect of the current financial year	55,908
	263,960

31. FUTURE CAPITAL EXPENDITURE/COMMITMENTS

	Group	
	2004	2003
	$'000	$'000
Capital expenditure not provided for in the financial statements:		
In respect of contracts placed:		
- for purchase and construction of development properties	**976,027**	561,944
- for purchase of other fixed assets	**384,204**	39,821
- for purchase/subscription of shares in other companies	**142,004**	182,899
Amounts approved by Directors in addition to contracts placed:		
- for purchase and construction of development properties	**1,825,256**	1,931,160
- for purchase of other fixed assets	**181,761**	520,374
- for purchase/subscription of shares in other companies	**17,064**	150,656
	3,526,316	3,386,854
Less: Minority shareholders' shares	**(1,135,179)**	(933,869)
	2,391,137	2,452,985

There was no future capital expenditure/commitments of the Company.

32. LEASE COMMITMENTS

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

(a) Lessee's lease commitments

The future minimum lease payments in respect of significant non-cancellable operating leases as at the end of the financial year are as follows:

	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Years after year-end:				
Within one year	**37,743**	30,448	**1,309**	1,309
From two to five years	**135,507**	102,533	**1,310**	2,619
After five years	**509,431**	333,332	**-**	-
	682,681	466,313	**2,619**	3,928

(b) Lessor's lease commitments

The future minimum lease payments receivable in respect of significant non-cancellable operating leases as at the end of the financial year are as follows:

	Group 2004 $'000	Group 2003 $'000	Company 2004 $'000	Company 2003 $'000
Years after year-end:				
Within one year	**71,971**	72,132	**-**	-
From two to five years	**88,486**	112,053	**-**	-
After five years	**9,318**	16,392	**-**	-
	169,775	200,577	**-**	-

Some of the operating leases are subject to revision of lease rentals at periodic intervals. For the purposes of the above, the prevailing lease rentals are used.

33. CONTINGENT LIABILITIES (UNSECURED)

	Group		Company	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Guarantees in respect of banks and other loans granted to subsidiaries and associated companies	**101,342**	42,602	**338,952**	301,715
Others	**26,097**	24,208	**-**	-
	127,439	66,810	**338,952**	301,715

No material losses under these guarantees are expected.

34. DERIVATIVE FINANCIAL INSTRUMENTS

In order to manage the risks arising from fluctuations in interest rates and currency exchange rates, the Group makes use of the following derivative financial instruments:

(a) As at the end of the financial year, the Group has outstanding forward foreign exchange contracts with notional amounts totalling approximately $610,959,000 (2003: $420,156,000).

The forward foreign exchange contracts are mainly for the delivery of United States Dollars (US$) in exchange for Singapore Dollars (S$) at exchange rates ranging from 1.608 to 1.734 (2003: 1.710 to 1.757) and for the delivery of US$ in exchange for Euros at exchange rates ranging from 1.051 to 1.361 (2003: 1.051 to 1.235). The settlement dates of the contracts range from one week to sixteen months.

The gross positive and negative fair values of the forward foreign exchange contracts not recognised as at the end of the financial year were $26,436,000 (2003: $8,049,000) and $1,479,000 (2003: $281,000) respectively. These contracts are used to hedge future receivables and payables not recognised in the financial statements.

(b) The Group purchases interest rate caps to hedge the interest rate risk exposure arising from its US$ and S$ variable rate term loans (see Note 19). As at the end of the financial year, the Group has the following outstanding interest rate cap agreements:

Notional amount	Gross positive fair value	Maturity	Interest rate caps
2004			
S$1,160,100,000	S$4,609,851	2006 - 2010	1.49% - 5%
US$250,000,000	S$15,468,915	2010	4.06% - 4.13%
2003			
S$1,120,000,000	S$33,586,000	2007 - 2010	1.49% - 2.99%
US$250,000,000	S$28,791,000	2010	4.06% - 4.13%

(c) The Group enters into interest rate swap agreements to hedge the interest rate risk exposure arising from its S$ variable rate term loans (see Note 19). As at the end of the financial year, the Group has interest rate swap agreements with notional amount totalling S$350,000,000 (2003: S$350,000,000) whereby it receives variable rates equal to SIBOR (2003: SIBOR) and pays fixed rates of between 2.89% and 3.37% (2003: 2.89% and 3.37%) on the notional amount. As at the end of the financial year, the gross negative fair values of the interest rate swaps, which expire in 2006 (2003: 2006), was $10,039,000 (2003: $10,541,000).

The fair values of forward foreign exchange contracts are determined using forward exchange market rates at the balance sheet date. The fair values of interest rate caps and interest rate swaps are based on valuations provided by the Group's bankers.

35. SEGMENT ANALYSIS

2004
BUSINESS SEGMENT

	Offshore & Marine $'000	Property $'000	Infra-structure $'000	Investments $'000	Elimination $'000	Total $'000
Revenue						
External sales	2,428,168	710,407	729,341	95,317	-	3,963,233
Inter-segment sales	1,885	2,039	33,463	51,669	(89,056)	-
Total	2,430,053	712,446	762,804	146,986	(89,056)	3,963,233
Results						
Operating profit	248,878	179,285	4,372	(25,743)	7,636	414,428
Net investment income & interest income	(4,388)	(12,141)	152	8,450	(7,636)	(15,563)
Share of results of associated companies	5,701	26,997	22,144	192,822	-	247,664
Profit before tax & exceptional items	250,191	194,141	26,668	175,529	-	646,529
Exceptional items	-	(11,612)	(22,818)	33,838	-	(592)
Profit before taxation	250,191	182,529	3,850	209,367	-	645,937
Taxation	(41,593)	(8,509)	(5,474)	(34,043)	-	(89,619)
Profit after taxation	208,598	174,020	(1,624)	175,324	-	556,318
Minority interests	(14,949)	(67,856)	2,909	(8,914)	-	(88,810)
Profit attributable to shareholders	193,649	106,164	1,285	166,410	-	467,508
Comprising:						
Profit before exceptional items	193,649	117,776	20,779	135,650	-	467,854
Exceptional items	-	(11,612)	(19,494)	30,760	-	(346)
	193,649	106,164	1,285	166,410	-	467,508
Other information						
Segment assets	2,621,808	5,762,954	631,197	3,522,520	(3,541,972)	8,996,507
Investment in associated companies	66,326	700,071	61,371	675,513	-	1,503,281
Total	2,688,134	6,463,025	692,568	4,198,033	(3,541,972)	10,499,788
Segment liabilities	1,829,318	4,502,716	265,768	2,906,703	(3,541,972)	5,962,533
Net tax provision & deferred taxation	172,738	93,965	(740)	21,896	-	287,859
Total	2,002,056	4,596,681	265,028	2,928,599	(3,541,972)	6,250,392
Net assets	686,078	1,866,344	427,540	1,269,434	-	4,249,396
Capital expenditure	91,534	2,160	19,701	6,358	-	119,753
Depreciation and amortisation	59,534	15,537	68,240	36,829	-	180,140
Impairment of assets	-	-	679	19,982	-	20,661
Impairment of investments	-	-	23,429	3,071	-	26,500

GEOGRAPHICAL SEGMENT

	Singapore $'000	Far East & Other ASEAN Countries $'000	America $'000	Other Countries $'000	Elimination $'000	Total $'000
External sales	2,453,867	480,118	796,072	233,176	-	3,963,233
Segment assets	7,756,646	1,813,699	476,437	144,924	(1,195,199)	8,996,507
Capital expenditure	66,028	11,257	38,512	3,956	-	119,753

2003

BUSINESS SEGMENT

	Offshore & Marine $'000	Property $'000	Infra-structure $'000	Investments $'000	Elimination $'000	Total $'000
Revenue						
External sales	1,458,454	862,209	826,667	2,799,863	-	5,947,193
Inter-segment sales	1,217	4,178	30,587	44,725	(80,707)	-
Total	1,459,671	866,387	857,254	2,844,588	(80,707)	5,947,193
Results						
Operating profit	188,077	191,358	39,505	83,702	2,080	504,722
Net investment income & interest income	(5,837)	(16,380)	(5,244)	(2,683)	(2,080)	(32,224)
Share of results of associated companies	6,119	8,416	21,794	47,879	-	84,208
Profit before tax & exceptional items	188,359	183,394	56,055	128,898	-	556,706
Exceptional items	(28,187)	(52,482)	(39,484)	106,473	-	(13,680)
Profit before taxation	160,172	130,912	16,571	235,371	-	543,026
Taxation	(32,940)	(18,980)	5,932	(16,977)	-	(62,965)
Profit after taxation	127,232	111,932	22,503	218,394	-	480,061
Minority interests	(12,661)	(39,891)	(4,902)	(24,547)	-	(82,001)
Profit attributable to shareholders	114,571	72,041	17,601	193,847	-	398,060
Comprising:						
Profit before exceptional items	142,758	108,469	54,291	89,204	-	394,722
Exceptional items	(28,187)	(36,428)	(36,690)	104,643	-	3,338
	114,571	72,041	17,601	193,847	-	398,060
Other information						
Segment assets	2,030,175	5,881,890	773,172	3,675,467	(3,488,242)	8,872,462
Investment in associated companies	69,730	670,827	61,522	556,170	-	1,358,249
Total	2,099,905	6,552,717	834,694	4,231,637	(3,488,242)	10,230,711
Segment liabilities	1,376,369	4,760,547	413,689	2,937,119	(3,488,242)	5,999,482
Net tax provision & deferred taxation	154,308	96,058	1,412	20,416	-	272,194
Total	1,530,677	4,856,605	415,101	2,957,535	(3,488,242)	6,271,676
Net assets	569,228	1,696,112	419,593	1,274,102	-	3,959,035
Capital expenditure	51,111	13,211	3,283	33,865	-	101,470
Depreciation and amortisation	69,173	15,934	79,835	58,220	-	223,162
Impairment of assets	28,187	25,800	3,668	(5,417)	-	52,238
Impairment of investments	-	-	47,210	6,235	-	53,445

GEOGRAPHICAL SEGMENT

	Singapore $'000	Far East & Other ASEAN Countries $'000	America $'000	Other Countries $'000	Elimination $'000	Total $'000
External sales	4,419,578	573,066	651,082	303,467	-	5,947,193
Segment assets	8,065,855	1,641,004	415,432	91,606	(1,341,435)	8,872,462
Capital expenditure	73,758	9,575	3,255	14,882	-	101,470

35. SEGMENT ANALYSIS (cont'd)

Notes :

(a) Business Segment

The Group's businesses are grouped into four divisions: Offshore & Marine, Property, Infrastructure and Investments. The Investments division consists mainly of the Group's investments in SPC, Logistics and MobileOne Ltd. These four divisions are the basis on which the Group reports its primary segment information. Pricing of inter-segment goods and services is at fair market value. Segment assets and liabilities are those used in the operation of each division.

(b) Geographical Segment

The Group operates in about 27 countries. Secondary segment information is provided by geographical segments in accordance to the above table.

36. COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

37. SIGNIFICANT SUBSIDIARIES AND ASSOCIATED COMPANIES

Information relating to significant subsidiaries consolidated in these financial statements and significant associated companies whose results are equity accounted for is given in the following pages.

Significant Subsidiaries & Associated Companies

	Gross Interest 2004 %	Effective Equity Interest 2004 %	Effective Equity Interest 2003 %	Cost of Investment 2004 $'000	Cost of Investment 2003 $'000	Country of Incorporation / Operation	Principal Activities
OFFSHORE AND MARINE							
Offshore							
Subsidiaries							
Keppel Offshore and Marine Ltd(2)	100	100	100	801,720	801,887	Singapore	Investment holding
Keppel FELS Ltd(2)	100	100	100	#	#	Singapore	Construction, fabrication and repair of offshore production facilities and drilling rigs, power barges, specialised vessels and other offshore production facilities
AmFELS Offshore Ltd(6)	100	100	100	#	#	BVI	Holding of long-term investments
AzerFELS Pte Ltd(2)	70	70	70	#	#	Singapore	Holding of long-term investments
BrasFELS SA(2a)	100	60	60	#	#	Brazil	Engineering, construction and fabrication of platforms for the oil and gas sector, shipyard works and other general business activities
Caspian Shipyard Company Ltd(3a)	75	53	53	#	#	Azerbaijan	Construction and repair of offshore drilling rigs including semi-submersibles jack-up rigs
Deepwater Technology Group Pte Ltd(n)(2)	100	100	-	#	-	Singapore	Research and experimental development on engineering
Ensco Enterprises Ltd II(6)	75	75	75	#	#	CI	Rig owning and chartering
FELS Offshore Pte Ltd(2)	100	100	100	#	#	Singapore	Holding of long-term investments
FELS Setal Investments SA(2a)	100	100	60	#	#	Brazil	Holding of long-term investments
Folksworth Holdings Ltd(6)	100	100	100	#	#	BVI	Holding of long-term investments
Fornost Ltd(2a)	100	100	100	#	#	HK	Holding of long-term investments and provision of procurement services
FSTP Pte Ltd(n)(2)	75	75	-	#	-	Singapore	Construction, fabrication and repair of offshore production facilities and drilling rigs
FSTP Brasil Ltda(n)(2a)	75	75	-	#	-	Brazil	Procurement of equipment and materials for the construction of offshore production facilities
Keppel AmFELS Inc(5) (formerly AmFELS Inc)	100	100	100	#	#	USA	Construction and repair of offshore drilling rigs including semi-submersibles, jack-up rigs, drillships and offshore production facilities
Keppel FELS Baltech Ltd(5)	100	100	100	#	#	Bulgaria	Marine-related engineering and consultancy services
Keppel FELS Brasil SA(2a) (formerly FELS Setal SA)	100	100	60	#	#	Brazil	Engineering, construction and fabrication of platforms for the oil and gas sector, shipyard works and other general business activities
Keppel Verolme BV(5)	100	100	100	#	#	Netherlands	Construction and repair of offshore drilling rigs and shiprepairs
Offshore Technology Development Pte Ltd(2)	100	100	100	#	#	Singapore	Production of jacking systems and provision of jacking analysis
Prismatic Services Ltd(6)	100	100	100	#	#	BVI/HK	Project procurement
Wideluck Enterprises Ltd(6)	100	100	100	#	#	BVI	Holding of long-term investments
Associated Companies							
Asian Lift Pte Ltd(2)	50	50	50	#	#	Singapore	Provision of heavy-lift equipment and related services

	Gross Interest 2004 %	Effective Equity Interest 2004 %	Effective Equity Interest 2003 %	Cost of Investment 2004 $'000	Cost of Investment 2003 $'000	Country of Incorporation / Operation	Principal Activities
Keppel Kazakhstan LLP(6)	50	50	50	#	#	Kazakhstan	Construction and repair of offshore drilling units and structures and specialised vessels
Offshore & Marine A/S(5)	50	50	50	#	#	Norway	Construction and repair of offshore drilling rigs and offshore production facilities
Marine							
Subsidiaries							
Keppel Shipyard Ltd	100	100	100	#	#	Singapore	Shiprepair, shipbuilding and marine construction
Keppel Philippines Marine Inc(4)	59+	59+	59+	2,639	2,639	Philippines	Shipbuilding & repairing
Alpine Engineering Services Pte Ltd	100	100	100	#	#	Singapore	Marine contracting
Keppel Cebu Shipyard Inc(4)	100	59	59	#	#	Philippines	Shipbuilding & repairing
Keppel Housing Pte Ltd(2)	100	100	100	#	#	Singapore	Provision of staff housing
Keppel Singmarine Pte Ltd	100	100	100	#	#	Singapore	Shipbuilding & repairing
Keppel Smit Towage Pte Ltd	51	51	51	#	#	Singapore	Provision of towage services
Keppel Tuas Pte Ltd	100	100	100	#	#	Singapore	Dormant
KV Enterprises BV(5)	100	100	100	#	#	Netherlands	Hiring and leasing of barges
Maju Maritime Pte Ltd	51	51	51	#	#	Singapore	Provision of towage services
Marine Technology Development Pte Ltd	100	100	100	#	#	Singapore	Provision of technical consultancy for ship design & engineering works
Associated Companies							
Arab Eagle Marine Engineering LLC(3a)	50	67	67	#	#	UAE	Shiprepairing
Arab Heavy Industries Public Joint Stock Company(3a)	33	33	33	#	#	UAE	Shipbuilding & repairing
Penguin Boat International Ltd(3)	16	16	16	#	#	Singapore	Shiprepair and passenger ferries operators / charterers
Subic Shipyard & Engineering Inc(4)	46+	30+	30+	3,020	3,020	Philippines	Shipbuilding & repairing
PROPERTY							
Subsidiaries							
Keppel Land Ltd(3)	53	53	54	931,432	931,432	Singapore	Holding, management and investment company
Keppel Bay Pte Ltd	100+	86+	86+	626	626	Singapore	Property development
Keppel Philippines Properties Inc(4)	74+	50+	50+	493	493	Philippines	Property investment
Alpha Investment Partners Ltd(3)	100	53	54	#	#	Singapore	Fund management
Beijing Kingsley Property Development Co Ltd(3a)	100	53	54	#	#	China	Property development
Bintan Bay Resort Pte Ltd(3)	90	48	49	#	#	Singapore	Investment holding
Boulevard Development Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Bukit Timah Hill Development Pte Ltd(3)	100	53	54	#	#	Singapore	Property development
Chengdu Hillwest Development Co Ltd(3a)	100	53	54	#	#	China	Property development

	Gross Interest 2004 %	Effective Equity Interest 2004 %	Effective Equity Interest 2003 %	Cost of Investment 2004 $'000	Cost of Investment 2003 $'000	Country of Incorporation / Operation	Principal Activities
Double Peak Holdings Ltd(6)	100	53	54	#	#	BVI/Singapore	Investment holding
Duit Investments Ltd(3a)	100	53	54	#	#	HK	Financial services
Greenfield Development Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Harbourfront One Pte Ltd	70	65	65	#	#	Singapore	Property development
International Centre(2a)	79	51	51	#	#	Vietnam	Property investment
KeplandeHub Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Keppel Land (Hong Kong) Ltd(5)	100	53	54	#	#	HK	Investment holding
Keppel Land (Tower D) Pte Ltd(3)	100	53	54	#	#	Singapore	Property development and investment
Keppel Land China Holdings Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Keppel Land Financial Services Pte Ltd(3) (formerly EFACS (Asia) Pte Ltd)	100	53	54	#	#	Singapore	Financial services
Keppel Land International Ltd(3)	100	53	54	#	#	Singapore	Property services
Keppel Land Properties Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Keppel Land Realty Pte Ltd(3)	100	53	54	#	#	Singapore	Property development and investment
Keppel Land Watco I Co Ltd(3a)	68	36	37	#	#	Vietnam	Property development and investment
Keppel Thai Properties Public Co Ltd(3a)	53	26	26	#	#	Thailand	Property development and investment
Mansfield Developments Pte Ltd(3)	100	53	54	#	#	Singapore	Property development
Mansfield Realty Ltd(3)	100	53	54	#	#	Singapore	Property investment
Merryfield Investment Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Ocean Properties Pte Ltd(3)	76	40	41	#	#	Singapore	Property investment
OIL (Asia) Pte Ltd(3)	100	53	54	#	#	Singapore	Financial services
Pasir Panjang Realty Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Pembury Properties Ltd(6)	100	53	54	#	#	BVI/Singapore	Investment holding
PT Kepland Investama(2a)	100	53	54	#	#	Indonesia	Property development and investment
PT Keppel Land(3a)	100	53	54	#	#	Indonesia	Property services and development and investment
PT Ria Bintan(2a)	100	24	25	#	#	Indonesia	Golf course ownership and operations
PT Sentral Supel Perkasa(3a)	80	42	43	#	#	Indonesia	Property development and investment
PT Sentral Tanjungan Perkasa(3a)	80	42	43	#	#	Indonesia	Property development
PT Straits-CM Village(2a)	100	21	21	#	#	Indonesia	Hotel ownership and operations
Quang Ba Royal Park JV Co(5)	70	34	34	#	#	Vietnam	Property investment
Rosedale Properties Pte Ltd(3) (liquidated)	-	-	67+	-	225	Singapore	Liquidated
Saigon Centre Holdings Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Saigon Riviera JV Co Ltd(n)(3a)	90	48	-	#	-	Vietnam	Property development
Saigon Sports City(n)(3a)	100	48	-	#	-	Vietnam	Property development
Shanghai Floraville Land Co Ltd(3a)	99	52	53	#	#	China	Property development
Shanghai Merryfield Land Co Ltd(3a)	99	52	53	#	#	China	Property development
Shanghai Pasir Panjang Land Co Ltd(3a)	99	52	53	#	#	China	Property development
Sherwood Development Pte Ltd(3)	100	53	54	#	#	Singapore	Property development
Spring City Resort Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Straits Greenfield Ltd(3a)	100	53	54	#	#	Myanmar	Hotel ownership and operations

	Gross Interest 2004 %	Effective Equity Interest 2004 %	Effective Equity Interest 2003 %	Cost of Investment 2004 $'000	Cost of Investment 2003 $'000	Country of Incorporation / Operation	Principal Activities
Straits Mansfield Properties Marketing Pte Ltd(3)	100	53	54	#	#	Singapore	Provision of marketing services
Straits Properties Ltd(3)	100	53	54	#	#	Singapore	Investment holding and property management
Straits Property Investments Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
Straits-CM Village Hotel Pte Ltd(3)	85	21	21	#	#	Singapore	Property investment
Straits-KMP (HK) Ltd(3a)	51	27	28	#	#	HK	Investment holding
Vanese International Ltd(6)	100+	67+	67+	17,639	17,639	BVI/HK	Investment holding
Ventek International Ltd(3a)	100	67	54	#	#	HK	Investment holding
Wiseland Investment Myanmar Ltd(3a)	100	53	54	#	#	Myanmar	Hotel ownership and operations
Wiseland Investment Pte Ltd(3)	100	53	54	#	#	Singapore	Investment holding
FELS Property Holdings Pte Ltd(2)	100	100	100	70,214	70,214	Singapore	Investment holding
Brightway Property Pte Ltd(2)	100	100	100	#	#	Singapore	Property investment
FELS SES International Pte Ltd(2)	85+	83+	83+	7	7	Singapore	Investment holding
Petro Tower Ltd(5)	76	63	63	#	#	Vietnam	Property investment
Alpha Real Estate Securities Fund(n)(2)	99	99	-	#	-	Singapore	Investment holding
Esqin Pte Ltd	100	100	100	11,001	11,001	Singapore	Investment holding
Keppel (USA) Inc(6)	100	100	100	12,135	12,135	USA	Investment holding
Keppel Houston Group(6)	100+	86+	86+	#	#	USA	Property investment
Keppel Kunming Resort Ltd(5)	100+	100+	100+	4	4	HK	Property investment
Keppel Point Pte Ltd	100+	86+	86+	122,785	122,785	Singapore	Property development and investment
Associated Companies							
Asia No. 1 Property Fund Ltd(6)	25	13	14	#	#	Guernsey	Property investment
Asia Real Estate Fund Management Ltd(3)	50	27	27	#	#	Singapore	Fund management
Bugis City Holdings Pte Ltd(3)	31	16	17	#	#	Singapore	Property investment
CityOne Township Development Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
Consort Land Inc(4)	33+	21+	21+	54	54	Philippines	Land holding company and power distributor
DL Properties Ltd(3)	35	19	19	#	#	Singapore	Property investment
Dragon Land Ltd(3)	25	13	14	#	#	Singapore	Property development and investment
EM Services Pte Ltd	25	13	13	#	#	Singapore	Property management
Harbourfront Three Pte Ltd	39	34	34	#	#	Singapore	Property development
Harbourfront Two Pte Ltd	39	34	34	#	#	Singapore	Property development
Kingsdale Development Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
One Raffles Quay Pte Ltd(3)	33	17	18	#	#	Singapore	Property development
Parksville Development Pte Ltd(3)	50	27	27	#	#	Singapore	Property investment
PT Pantai Indah Tateli(3a)	50	27	27	#	#	Indonesia	Hotel ownership and operations
PT Purimas Straits Resort(5)	25	13	14	#	#	Indonesia	Development of holiday resort
PT Purosani Sri Persada(5)	20	11	11	#	#	Indonesia	Hotel ownership and operations
Renown Property Holdings (M) Sdn Bhd(3a)	40	21	22	#	#	Malaysia	Property investment
SAFE Enterprises Pte Ltd(5)	25	13	14	#	#	Singapore	Investment holding

	Gross Interest 2004 %	Effective Equity Interest 2004 %	Effective Equity Interest 2003 %	Cost of Investment 2004 $'000	Cost of Investment 2003 $'000	Country of Incorporation / Operation	Principal Activities
Singapore Suzhou Industrial Holdings Pte Ltd(5)	26	14	14	#	#	Singapore	Investment holding
Sing-Mas Investment Pte Ltd(5)	30	16	16	#	#	Singapore	Investment holding
Suzhou Property Development Pte Ltd(5)	25	13	14	#	#	Singapore	Investment holding
INFRASTRUCTURE							
Utilities Engineering							
Subsidiaries							
Keppel Energy Pte Ltd(2)	100	100	100	225,914	225,914	Singapore	Investment holding
B.V. Power Ltd(6)	100	100	100	#	#	BVI/HK	Holding of long-term investments
Corporacion Electrica Nicaraguense SA(2a)	100	100	100	#	#	Nicaragua	Commercial power generation
Dawley Developments Ltd(6)	100	100	100	#	#	BVI/HK	Holding of long-term investments
Energy Development Co Ltd(2a)	100	100	100	#	#	HK	Commercial power project development and investments
Keppel Electric Pte Ltd(2)	100	100	100	#	#	Singapore	Electricity, energy and power supply and investment holding and general wholesale trade
Keppel Merlimau Cogen Pte Ltd(2)	100	100	100	#	#	Singapore	Holding of long-term investments, generation and supply of electricity
Nordeste Generation Energia Ltda(5)	100	100	100	#	#	Brazil	Commercial power generation
Keppel Integrated Engineering Ltd(2)	100	100	100	163,574	163,574	Singapore	Investment holding
Keppel Engineering Pte Ltd(2)	100	100	100	#	#	Singapore	Fabrication of steel structures, mechanical and electrical works
FELS China Investments Pte Ltd(2)	100	100	100	#	#	Singapore	Holding of long-term investments
FELS Cranes Pte Ltd(2)	100	100	100	#	#	Singapore	Fabrication of heavy cranes and provision of marine related equipment
Keppel FELS China Ltd(2a)	100	100	100	#	#	HK	Engineering contracting and investment holding
Keppel FMO Pte Ltd(2)	100	100	100	#	#	Singapore	Construction project and facilities management and operational maintenance of industrial and commercial complexes
Keppel Infrastructure Pte Ltd	100	100	100	#	#	Singapore	Investment holding
Keppel Prince Engineering Pty Ltd(3a)	100	100	100	#	#	Australia	Metal fabrication
Keppel Sea Scan Pte Ltd(2)	100	100	100	#	#	Singapore	Trading and installation of hardware, industrial, marine and building-related products, leasing and provision of services
Seghers Keppel Technology Group NV(2a)	100	98	98	#	#	Belgium	Provider of services and solutions to the environmental industry related to solid waste, waste-water and sludge management
Seghers Keppel Technology Netherland B.V.(2a)	100	98	98	#	#	Netherlands	Research and development activities in water treatment
SKG Holdings Pte Ltd(2)	98	98	98	#	#	Singapore	Investment holding
Associated Companies							
GE Keppel Energy Services Pte Ltd(3)	50	50	50	#	#	Singapore	Precision engineering, repair, services and agencies

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2004 %	2004 %	2003 %	2004 $'000	2003 $'000		
Network Engineering							
Subsidiaries							
Keppel Communications Pte Ltd(3)	100	81	81	#	#	Singapore	Trading and provision of communications systems and accessories
Echo Broadband (Singapore) Pte Ltd(3)	100	81	81	#	#	Singapore	Broadband network services
Trisilco Folec (M) Sdn Bhd(3a)	55	45	45	#	#	Malaysia	Trading and provision of communications systems and accessories
Associated Companies							
Radiance Communications Pte Ltd(3)	50	41	41	#	#	Singapore	Distribution and maintenance of communications equipment and systems
SVOA Public Company Ltd(3a)	31	25	28	#	#	Thailand	Distribution of IT products and telecommunications services
Trisilco Radiance Communication Sdn Bhd (3a)	40	42	42	#	#	Malaysia	Sales, installation and maintenance of telecommunications systems, equipment and accessories
INVESTMENTS							
Subsidiaries							
Keppel Telecommunications & Transportation Ltd(3)	81	81	81	441,940	441,940	Singapore	Investment, management and holding company
Kapal Management (Pte) Ltd(3)	100	81	81	#	#	Singapore	Ship management
Keppel Logistics (Foshan) Ltd(5)	70	57	57	#	#	China	Shipping operations, warehousing and distribution
Keppel Logistics Pte Ltd(3)	100	81	81	#	#	Singapore	Warehousing and distribution
Keppel Telecoms Pte Ltd(3)	100	81	81	#	#	Singapore	Telecommunications services and investment holding
Steamers Containerships Holdings Pte Ltd(3)	100+	92+	92+	24,949	24,949	Singapore	Investment holding
Transware Distribution Services Pte Ltd(3)	50	41	41	#	#	Singapore	Warehousing and distribution
Keppel Philippines Holdings Inc(4)	47+	47+	47+	-	-	Philippines	Investment holding
k1 eBiz Holdings Pte Ltd	100	100	100	1,814	1,814	Singapore	Investment holding
Kep Holdings Ltd(6)	100+	100+	100+	10,480	10,480	BVI/HK	Investment company
Kephinance Investment (Mauritius) Pte Ltd(1a)	100	100	100	#	#	Mauritius/HK	Investment holding
Kephinance Investment Pte Ltd	100	100	100	90,000	90,000	Singapore	Investment holding
Kepindia Investment Pte Ltd	100	100	100	-	-	Singapore	Investment holding
Kepital Holdings Pte Ltd	100	100	100	236,672	236,672	Singapore	Investment holding
Kepital Management Ltd(5)	100	100	100	#	#	HK	Investment company
Kepmount Shipping (Pte) Ltd	100	100	100	4,000	4,000	Singapore	Investment holding
Keppel Aviation Services Pte Ltd(2)	100+	100+	100+	420	420	Singapore	Investment holding
Keppel Bank Philippines Inc(4)	68+	60+	60+	#	#	Philippines	Savings bank
Keppel FELS Invest (HK) Ltd(5)	100	100	100	#	#	HK	Investment holding
Keppel Markem Ltd	100	100	100	30,013	30,013	Singapore	Investment holding
Keppel Oil & Gas Services Pte Ltd(2)	100	100	100	116,609	316,609	Singapore	Investment holding
Keppel Shing Loong Investments Pte Ltd (strike off)	-	-	100	-	21,110	Singapore	Strike off

	Gross Interest 2004 %	Effective Equity Interest 2004 %	2003 %	Cost of Investment 2004 $'000	2003 $'000	Country of Incorporation / Operation	Principal Activities
Kepventure Pte Ltd	100	100	100	76,160	76,160	Singapore	Venture capital investment
KI Investments (HK) Ltd(5)	100	100	100	#	#	HK	Investment company
KV Management Pte Ltd	100	100	100	250	250	Singapore	Fund management
Travelmore Pte Ltd	100	100	100	265	265	Singapore	Travel agency
Associated Companies							
Singapore Petroleum Company Ltd	48	48	49	#	#	Singapore	Petroleum refining, marketing, distribution and trading of crude oil and petroleum products
k1 Ventures Ltd(2)	37	37	42	#	#	Singapore	Venture capital investment
MobileOne Ltd(3)	14	11	11	#	#	Singapore	Telecommunications services
Advanced Research Group Co Ltd(3a)	45	37	37	#	#	Thailand	IT publication and business information
Computer Generated Solutions Inc(3a)	21	16	16	#	#	USA	IT consulting and outsourcing provider
China Canton Investments Ltd	8	27	27	#	#	Singapore	Venture capital fund
The Vietnam Investment Fund (Singapore) Ltd	40	40	40	#	#	Singapore	Venture fund investment
Total							
Subsidiaries				**3,393,755**	**3,615,257**		
Associated Companies				**3,074**	**3,074**		

Notes:

(i) All the companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1a) Audited by overseas practice of PricewaterhouseCoopers;

(2) Audited by Deloitte & Touche, Singapore;

(2a) Audited by overseas practice of Deloitte Touche Tohmatsu;

(3) Audited by Ernst & Young, Singapore;

(3a) Audited by overseas practice of Ernst & Young;

(4) Audited by SyCip Gorres Velayo & Co, Philippines;

(5) Audited by other firms of auditors (not significant associated companies and foreign subsidiaries); and

(6) Not required to be audited by law in the country of incorporation and companies disposed, liquidated and struck off.

In accordance to Rule 716 of The Singapore Exchange Securities Trading Limited – Listing Rules, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries and significant associated companies would not compromise the standard and effectiveness of the audit of the Company.

(ii) + The shareholdings of these companies are held jointly with other subsidiaries.

(iii) # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.

(iv) (n) These companies were incorporated during the financial year.

(v) The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.

(vi) Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United States of America (USA)
Hong Kong (HK)	

Statement By Directors

For the financial year ended 31 December 2004

We, LIM CHEE ONN and TEO SOON HOE being two Directors of Keppel Corporation Limited, do hereby state that in the opinion of the Directors, the financial statements set out on pages 124 to 175 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2004, the changes in equity of the Company and the results of the business, changes in equity and cashflows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board



LIM CHEE ONN
Executive Chairman



TEO SOON HOE
Group Finance Director

Singapore, 1 March 2005

Auditors' Report

To the Members of Keppel Corporation Limited for the financial year ended 31 December 2004

We have audited the accompanying financial statements of Keppel Corporation Limited set out on pages 124 to 175 for the financial year ended 31 December 2004, comprising the balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004, the changes in equity of the Company and the results, changes in equity and cashflows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.



PricewaterhouseCoopers
Certified Public Accountants

Singapore, 1 March 2005

Interested Person Transactions

During the financial year, the following interested person transactions were entered into by the Group:

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 of SGX Listing Manual. (excluding transactions less than $100,000)	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Transaction for the Sale of Goods and Services				
CapitaLand Group	-	6,806	-	-
National University Hospital	-	3,320	-	-
Pacific Internet	-	-	-	440
PSA Corporation Group	-	22,742	**76,750**	8,860
SembCorp Industries Group	-	54	**400**	2,268
SembCorp Marine Group	-	-	**1,781**	312
Singapore Airlines Group	-	7,899	**14,897**	-
Singapore Power/Power Seraya/ Senoko Power/Tuas Power Group	-	-	-	4,536
Singapore Telecommunications Group	-	-	**4,900**	2,900
Transaction for the Purchase of Goods and Services				
Mapletree Investments Pte Ltd	-	445	**467**	5,573
SembCorp Industries Group	-	-	-	2,268
Singapore Power/Power Seraya/ Senoko Power/Tuas Power Group	-	-	-	4,536
Acquisition of Investment				
Temasek Holdings (Pte) Ltd and its associates	-	3,619	-	-
Joint Venture				
Singapore Airport Terminal Services	-	250	-	-
Total Interested Person Transactions	-	45,135	**99,195**	31,693

Save for the interested person transactions disclosed above, there were no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

Major Properties

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
COMPLETED PROPERTIES					
Ocean Properties Pte Ltd	40%	Ocean Building Collyer Quay, Singapore	Land area: 6,109 sqm 29-storey office building	999 years leasehold (857 years unexpired)	Commercial office building with rentable area of 39,255 sqm
		Ocean Towers Collyer Quay, Singapore	27-storey office building		Commercial office building with rentable area of 22,990 sqm
Keppel Land (Tower D) Pte Ltd	53%	Prudential Tower Cecil Street & Church Street, Singapore	Land area: 1,998 sqm 30-storey office building	99 years leasehold (90 years unexpired)	Commercial office building with rentable area of 10,250 sqm (retained interest)
Mansfield Realty Limited	53%	Keppel Towers Hoe Chiang Rd, Singapore	Land area: 7,760 sqm 27-storey office building	Freehold	Commercial office building with rentable area of 34,909 sqm
		GE Tower Hoe Chiang Rd, Singapore	Land area: 1,367 sqm 13-storey office building	Freehold	Commercial office building with rentable area of 7,378 sqm
DL Properties Ltd	19%	Equity Plaza Cecil Street, Singapore	Land area: 2,345 sqm 28-storey office building	99 years leasehold (84 years unexpired)	Commercial office building with rentable area of 23,962 sqm
Bugis City Holdings Pte Ltd	16%	Bugis Junction Singapore	Land area: 25,911 sqm	99 years leasehold (85 years unexpired)	Integrated office/retail/ hotel complex
Harbourfront One Pte Ltd	65%	Keppel Bay Tower HarbourFront Ave, Singapore	Land area: 17,267 sqm 18-storey office building	99 years leasehold	Commercial office building with rentable area of 36,673 sqm
Harbourfront Two Pte Ltd	34%	Harbourfront Tower One HarbourFront Place, Singapore	Land area: 15,072 sqm 18-storey office building	99 years leasehold	Commercial office building with rentable area of 34,861 sqm
Keppel Bay Pte Ltd	86%	Caribbean Keppel Bay Singapore	421 out of 969 units have been sold	99 years leasehold	Waterfront condominium apartments
Kunming Yunxin Tourist Development Co (owned by Kingsdale Development)	21%	Spring City Golf & Lake Resort Kunming, China	Land area: 2,670,000 sqm 219 units of resort homes and 2 golf courses	50-70 years lease	Integrated resort comprising golf courses, resort homes and resort facilities
PT Straits-CM Village	21%	Club Med Ria Bintan Bintan, Indonesia	Land area: 200,000 sqm	30 years lease with option for another 50 years	A 302-room beachfront hotel
Keppel Land Watco I Co Ltd	36%	Saigon Centre (Phase 1 Tower) Ho Chi Minh City, Vietnam	Land area: 2,730 sqm 25-storey office, retail cum serviced apartments	50 years lease	Commercial building with rentable area of 10,263 sqm office, 6,265 sqm retail and 89 units of serviced apartments

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Straits Greenfield Ltd	53%	Sedona Hotel Yangon, Myanmar	Land area: 31,889 sqm	30 years BOT with option for another three 5-year periods	334-room hotel, 32 serviced apartments and 30 office suites
PROPERTIES UNDER DEVELOPMENT					
One Raffles Quay Pte Ltd	17%	One Raffles Quay Marina South, Singapore	Land area: 11,367 sqm	99 years leasehold	2 office towers *(2006)
Mansfield Developments Pte Ltd (project partially owned)	28%	Avenue Park Sixth Avenue, Singapore	Land area: 16,056 sqm	Freehold	Condominium development
Keppel Land Realty Pte Ltd	53%	Park Infinia Wee Nam/ Keng Lee Road, Singapore	Land area: 21,733 sqm	Freehold	Condominium development
Sherwood Development Pte Ltd	53%	Urbana River Valley Road, Singapore	Land area: 5,639 sqm	Freehold	Condominium development *(2007)
		The Belvedere Meyer Road, Singapore	Land area: 7,552 sqm	Freehold	Condominium development
Keppel Bay Pte Ltd	86%	Keppel Bay Plot 1,3,5 and 6, Singapore	Land area: 178,973 sqm	99 years lease	Waterfront condominium and marina development at Keppel Bay
Shanghai Pasir Panjang Land Co Ltd	52%	8 Park Avenue Shanghai, China	Land area: 33,432 sqm	70 years lease	945-unit residential apartments development (Plot B) *(2007/2008)
Beijing Kingsley Property Development Co Ltd	53%	The Seasons Beijing, China	Land area: 71,984 sqm	70 years lease	1,859-unit residential apartments development *(2007)
Chengdu Hillwest Development Co Ltd	53%	The Waterfront Chengdu, China	Land area: 40,906 sqm	70 years lease	1,143-unit residential apartments development *(2006)
INDUSTRIAL PROPERTIES					
Keppel FELS Limited	100%	Jurong and Pioneer Yard, Singapore	Land area: 371,630 sqm buildings, workshops, building berths and wharves	28 - 30 years leasehold (20 - 25 years unexpired)	Oil rigs, offshore and marine construction and repair
Keppel Shipyard Limited	100%	Benoi and Tuas Yard, Singapore	Land area: 775,527 sqm buildings, workshops, drydocks and wharves	30 years leasehold (27 - 30 years unexpired)	Shiprepairing, shipbuilding and marine construction

* Expected year of completion

Group Five-Year Performance

	2000	2001	2002	2003	**2004**
Selected Profit & Loss Account Data ($ million)					
Revenue	6,218	5,882	5,528	5,947	**3,963**
Operating profit	657	625	463	505	**414**
Profit before taxation & exceptional items	709	665	511	557	**647**
Attributable profit					
Before exceptional items	237	267	356	395	**468**
After exceptional items	142	379	358	398	**468**
Selected Balance Sheet Data ($ million)					
Fixed assets & properties	6,261	5,039	4,487	3,803	**3,485**
Investments	5,073	1,717	1,599	1,676	**1,830**
Stocks, debtors & cash	26,992	4,971	5,248	4,604	**5,059**
Intangibles	15	(7)	141	147	**125**
Total assets	38,341	11,720	11,475	10,230	**10,499**
Less :					
Creditors	24,489	2,136	2,340	2,001	**2,402**
Borrowings	6,217	5,261	4,705	3,788	**3,699**
Deferred liabilities	714	300	558	482	**149**
Net assets	6,921	4,023	3,872	3,959	**4,249**
Share capital & reserves	2,679	2,585	2,718	2,890	**3,084**
Minority interests	4,242	1,438	1,154	1,069	**1,165**
Capital employed	6,921	4,023	3,872	3,959	**4,249**
Per Share					
Earnings (cents) (Note 1) :					
Before tax & exceptional items	41.5	44.5	54.1	58.7	**71.9**
Attributable profit					
Before exceptional items	30.7	34.8	46.3	51.1	**60.3**
After exceptional items	18.4	49.5	46.7	51.5	**60.2**
Gross dividends (cents)	13.0	16.0	18.0	19.0	**20.0**
Capital distribution (net) (cents)	-	50.0	12.0	18.0	**20.0**
Total distribution (cents)	13.0	66.0	30.0	37.0	**40.0**
Net assets ($)	3.50	3.38	3.53	3.73	**3.96**
Net tangible assets ($)	3.48	3.39	3.35	3.54	**3.80**
Financial Ratios					
Return on shareholders' funds (%) (Note 2) :					
Profit before exceptional items					
Before tax	11.6	13.0	15.7	16.2	**18.7**
Attributable profit	8.6	10.1	13.4	14.1	**15.7**
Dividend cover (times)	3.2	2.8	3.3	3.4	**3.8**
Net gearing (times)	0.98	1.12	1.00	0.77	**0.64**
Employees					
Number	16,389	16,233	19,947	20,505	**22,186**
Wages & salaries ($ million)	496	603	669	708	**690**

Notes:
1. Earnings per share are calculated based on the Group profit by reference to the weighted average number of shares in issue during the year.
2. In calculating return on shareholders' funds, average shareholders' funds has been used.

2004

For the year, Group turnover was below that of the previous year due mainly to the deconsolidation of Singapore Petroleum Company (SPC). If turnover of SPC were to be excluded from previous year's turnover there would have been a 20% increase in Group turnover due to a hefty increase in Offshore & Marine's revenue.

Group pre-tax earnings of $647 million and attributable earnings of $468 million before exceptional items were 16.1% and 18.5% above those of 2003 respectively. Earnings per share grew by 18.0% over the previous year.

The Group's strong earnings growth was underpinned by the vastly improved performances of Offshore & Marine from a strong order book and SPC from increased refining margins and demand for its products. Property also achieved commendable earnings improvement in 2004 mainly from its residential development projects in China. Infrastructure's performance was affected by the lower than expected revenue from its investment in environmental engineering unit, Seghers Keppel Technology (SKG), and by costs associated with the restructuring of SKG to focus on growth segments.

2003

Group turnover of $5.9 billion was 8% above that of 2002 due mainly to higher revenue from Property, Infrastructure and SPC, partially offset by lower revenue from O&M.

Group profit of $395 million before exceptional items exceeded those of 2002's record earnings by 11%, despite the adverse impact from the Iraq war and SARS in the first half year. If the one-off deferred tax adjustment of $20 million in 2002 was excluded, earnings in 2003 would have increased by 18%.

The Group's commendable results came mainly from a full year's earnings of the power barges, contribution from the residential development in China and gains on quoted securities. Earnings from O&M decreased with the lower value of contracts secured in 2002.

2002

2002 was another record year for the Group. Group revenue of $5.5 billion was 6.0% lower than that of 2001, which included the revenue of Keppel Capital Holdings up to August 2001 before it was divested. Excluding Keppel Capital Holdings, Group revenue would have increased by $470 million as all core activities, particularly O&M, reported higher revenue.

Group profit before taxation (before exceptional items) of $511 million was 23.2% lower than 2001, due mainly to the exclusion of contributions from Keppel Capital Holdings that was partially offset by higher earnings from the remaining businesses. Excluding Keppel Capital Holdings, Group profit before taxation (before exceptional items) would have exceeded that in 2001 by $166 million.

Revenue ($ billion)


8
6
4
2
0
6.2
5.9
5.5
5.9
4.0
2000
2001
2002
2003
2004

Pre-Tax Profit ($ million)


800
600
400
200
0
709
665
511
557
647
2000
2001
2002
2003
2004

PATMI ($ million)


600
500
400
300
200
100
0
237
267
356
395
468
2000
2001
2002
2003
2004

However, attributable profit (before exceptional items) of $356 million, which included $20 million from the write-back of deferred taxation due to the reduction in the Singapore corporate tax rate, was $89 million or 33.3% above that of 2001.

The improved performance was achieved without Keppel Capital Holdings as O&M doubled its earnings, which represented 51% of the Group's earnings. Property also turned in increased earnings and SPC and Keppel T&T returned to profitability.

2001

Group revenue of $5.9 billion was 5.4% lower than that of 2000, due mainly to the divestment of Keppel Capital Holdings in August 2001. However, the offshore and marine activities under KFELS and Keppel Hitachi Zosen turned in significantly higher revenue on the back of healthy order books. Keppel T&T's network engineering business reported higher revenue while Keppel Land's revenue fell as planned launches were deferred amid the difficult operating environment.

Profit before taxation (before exceptional items) fell 6.2% to $665 million, with the exclusion of Keppel Capital Holdings' results from September 2001 following its divestment. KFELS, Keppel Hitachi Zosen and Keppel T&T's network engineering business achieved significantly higher earnings, which were partially offset by lower earnings from Keppel Land and losses from Keppel T&T's e-business and SPC.

Despite the sale of Keppel Capital Holdings, Group attributable profit (before exceptional items) of $267 million was 12.7% higher than the profit of $237 million in 2000.

2000

It was another record year in 2000, as the Group's attributable profit (before exceptional items) increased to $237 million.

The marked increase in Group revenue to $6.2 billion was underpinned by KFELS, SPC, Keppel TatLee Bank and Keppel T&T. Revenue recognition from the initial sales launch of the Keppel Bay project also contributed to the increase in revenue.

Keppel TatLee Bank, Keppel Land and KFELS achieved higher earnings. Keppel Bay also contributed to the Group's improved performance during the second half of the year. However, Keppel Hitachi Zosen and SPC reported lower profits.


Shareholders' Funds ($ billion)
4
3
2
1
0
2.7
2.6
2.7
2.9
3.1
2000
2001
2002
2003
2004


Capital Employed ($ billion)
7
6
5
4
3
2
1
0
6.9
4.0
3.9
4.0
4.2
2000
2001
2002
2003
2004


Market Capitalisation ($ billion)
7
6
5
4
3
2
1
0
2.6
2.2
2.8
4.7
6.7
2000
2001
2002
2003
2004

Group Value-Added Statements

($ million)	2000	2001	2002	2003	**2004**
Value added from:					
Revenue earned	6,218	5,882	5,528	5,947	**3,963**
Less purchases of materials and services	(4,860)	(4,462)	(4,211)	(4,511)	**(2,679)**
Gross value added from operation	1,358	1,420	1,317	1,436	**1,284**
In addition:					
Interest and investment income	89	69	40	35	**25**
Share of associated companies' profits	59	55	74	84	**248**
Exceptional items	(95)	112	3	3	**-**
	1,411	1,656	1,434	1,558	**1,557**
Distribution of Group's value added:					
To employees in wages, salaries and benefits	496	603	669	708	**690**
To government in taxation	181	157	83	63	**90**
To providers of capital on:					
Interest on borrowings	95	79	66	67	**41**
Dividends to our partners in subsidiaries	179	104	20	28	**22**
Dividends to our shareholders	73	-	144	109	**124**
	347	183	230	204	**187**
Total Distribution	1,024	943	982	975	**967**
Balance retained in the business:					
Depreciation & amortisation	205	197	186	223	**180**
Minority share of profits in subsidiaries	113	137	52	71	**67**
Retained profit for the year	69	379	214	289	**343**
	387	713	452	583	**590**
	1,411	1,656	1,434	1,558	**1,557**
Number of employees	16,389	16,233	19,947	20,505	**22,186**
Productivity data:					
Gross value added per employee ($'000)	83	87	66	70	**63**
Gross value added per dollar employment cost ($)	2.74	2.35	1.97	2.03	**1.86**
Gross value added per dollar sales ($)	0.22	0.24	0.24	0.24	**0.32**



($ million)
2000
1500
1000
500
0
1,411
1,656
1,434
1,558
1,557
347
183
230
204
187
Depreciation & Retained Profit
Interest Expense & Dividends
Taxation
Wages, Salaries & Benefits
2000
2001
2002
2003
2004

Share Performance



Turnover (millions)
Share Prices (S$)
200
180
160
140
120
100
80
60
40
20
0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
1.0
0
2000
2001
2002
2003
2004
Voume
High and Low

	2000	2001	2002	2003	**2004**
Share Price ($) (Note 1)					
last transacted	3.38	2.84	3.70	6.10	**8.60**
high	4.66	3.84	4.74	6.15	**8.75**
low	3.18	2.62	2.80	3.56	**6.00**
volume weighted average	3.28	2.83	3.97	4.74	**7.48**
Per Share (Note 1)					
Earnings (Note 2) (cents)	30.7	34.8	46.3	51.1	**60.3**
Dividends (cents)	13.0	16.0	18.0	19.0	**20.0**
Dividends yield (Note 3) (%)	4.0	5.7	4.5	4.0	**2.7**
Capital distribution (cents)	-	50.0	12.0	18.0	**20.0**
Net price earnings ratio (Note 3)	10.6	8.1	8.6	9.3	**12.5**
Net assets backing ($)	3.48	3.39	3.35	3.54	**3.80**

Notes:

1. Earnings per share are calculated based on the Group PATMI by reference to the weighted average number of shares in issue during the year.
2. Volume weighted average share price is used in calculating dividend yield and net price earnings ratio.

Shareholding Statistics

As at 1 March 2005

Authorised Share Capital: $1,500,000,000.00
Issued and Fully Paid-up Capital: $390,031,045.50
Class of Shares: Ordinary Shares of $0.50 each with equal voting rights

Size of Shareholdings	No. of Shareholders	%	No. of Shares	%
1 – 999	726	5.98	265,233	0.03
1,000 – 10,000	10,283	84.72	29,817,270	3.82
10,001 – 1,000,000	1,114	9.18	42,971,810	5.51
1,000,001 and above	15	0.12	707,007,778	90.64
Total	12,138	100.00	780,062,091	100.00

Top Twenty Shareholders	No. of Shares	%
Temasek Holdings (Pte) Ltd	246,377,760[i]	31.58
Raffles Nominees Pte Ltd	148,898,211	19.09
DBS Nominees Pte Ltd	114,683,909	14.70
Citibank Nominees Singapore Pte Ltd	70,425,597	9.03
HSBC (Singapore) Nominees Pte Ltd	66,141,841	8.48
United Overseas Bank Nominees Pte Ltd	27,396,622	3.51
Morgan Stanley Asia (Singapore) Pte Ltd	9,317,998	1.19
DB Nominees (S) Pte Ltd	6,765,037	0.87
OCBC Nominees Singapore Pte Ltd	4,034,535	0.52
Merrill Lynch (Singapore) Pte Ltd	3,481,928	0.45
Shanwood Development Pte Ltd	3,200,000	0.41
Societe Generale Singapore Branch	2,186,895	0.28
The Asia Life Assurance Society Ltd – PAR Fund	1,517,000	0.19
BNP Paribas Nominees Singapore Pte Ltd	1,116,500	0.14
National University of Singapore	1,057,737	0.13
Teo Soon Hoe	934,166[ii]	0.12
DBS Vickers Securities (S) Pte Ltd	917,501	0.12
UOB Kay Hian Pte Ltd	830,020	0.11
Lim Chee Onn	817,083[iii]	0.10
Choo Chiau Beng	544,583[iv]	0.07
Total	710,644,923	91.10

Note:
(i) Includes 77,555,816 Shares held by DBS Nominees Pte Ltd on its behalf.
(ii) Includes 20,000 Shares held by OCBC Nominees Singapore Pte Ltd on his behalf.
(iii) Includes 146,625 Shares held by OCBC Nominees Singapore Pte Ltd on his behalf.
(iv) Includes 178,750 Shares held by DBS Nominees Pte Ltd and 60,833 Shares held by United Overseas Bank Nominees Pte Ltd on his behalf.

Substantial Shareholder

	Direct Interest		Deemed Interest		Total Interest	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Temasek Holdings (Pte) Ltd	246,377,760	31.58	2,178,500[i]	0.28	248,556,260	31.86

Note (i):-
By operation of the provisions of Section 7 of the Companies Act, Temasek Holdings (Pte) Ltd is deemed to be interested in the 2,178,500 Shares held by the DBS group of companies and Singapore Airlines group of companies.

Public Shareholders

Approximately 67% of the issued shares of the Company is held by the public and therefore, pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

Notice of Annual General Meeting/Closure of Books

NOTICE IS HEREBY GIVEN that the 37th Annual General Meeting of the ordinary shareholders of the Company will be held at Four Seasons Hotel, Four Seasons Ballroom (Level 2), 190 Orchard Boulevard, Singapore 248646 on 29 April 2005 at 2.00 p.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2004. **(Resolution 1)**

2. To declare a final dividend of 22 percent (22%) or 11 cents per share less tax for the year ended 31 December 2004. **(Resolution 2)**

3. To re-elect the following Directors who retire in accordance with Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C (see Note 2):

   (i) Mr Tony Chew Leong-Chee (see Note 3) **(Resolution 3)**
   (ii) Mr Lim Chee Onn **(Resolution 4)**
   (iii) Mr Teo Soon Hoe **(Resolution 5)**

4. To re-elect the following Directors who, being appointed by the Board of Directors after the last Annual General Meeting, retire in accordance with Article 81A(1) of the Company's Articles of Association and who, being eligible, offer themselves for re-election (see Note 2):

   (i) Mrs Oon Kum Loon (see Note 3) **(Resolution 6)**
   (ii) Mr Tow Heng Tan **(Resolution 7)**

5. To approve Directors' fees of $467,000 for the year ended 31 December 2004. **(Resolution 8)**

6. To re-appoint Auditors and authorise the Directors to fix their remuneration. **(Resolution 9)**

AS SPECIAL BUSINESS

7. To consider and if thought fit, approve, with or without modification, the following resolutions, of which Resolutions 10, 11 and 12 will be proposed as Ordinary Resolutions and Resolution 13 as a Special Resolution:

7.1 That the Directors of the Company be and are hereby authorised to make purchases from time to time of up to a maximum of 10% of the issued ordinary share capital of the Company (ascertained as at the date of the last Annual General Meeting of the Company or at the date on which this Resolution is passed, whichever is higher) at any price up to but not exceeding the Maximum Price, in accordance with the "Guidelines on Share Purchases by the Company" as set out in Annexure A to Appendix 1 of this Notice of Annual General Meeting, and this mandate shall, unless revoked or varied by the Company in general meeting continue in force until the date on which the next Annual General Meeting of the Company is held, or is required by law to be held, whichever is the earlier (see Note 4). **(Resolution 10)**

7.2 That pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options that might or would require Shares to be issued (including but not limited to the creation and issue of warrants, debentures or other instruments convertible into Shares) (collectively, "Instruments"),

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force, provided that:-

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a pro rata basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be calculated based on the issued share capital of the Company as at the date of the passing of this Resolution after adjusting for:-

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options or vesting of share awards outstanding or subsisting as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the listing manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting), the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting is required by law to be held whichever is the earlier (see Note 5). **(Resolution 11)**

7.3 That:-

(i) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (as defined in Appendix 2 to this Notice of Annual General Meeting ("Appendix 2"), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix 2, with any person who falls within the classes of Interested Persons described in Appendix 2, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions as set out in Appendix 2 (the "Shareholders' Mandate");

(ii) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or is required by law to be held, whichever is earlier;

(iii) the Audit Committee of the Company be and is hereby authorised to take such action as it deems proper in respect of such procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual which may be prescribed by the SGX-ST from time to time; and

(iv) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including, without limitation, executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution (see Note 6). **(Resolution 12)**

7.4 That a new Article 126A be inserted after the existing Article 126 of the Articles of Association of the Company ("Articles") and Articles 130 and 131 of the Articles be amended in the manner set out in Appendix 3 of this Notice of Annual General Meeting. **(Resolution 13)**

8. To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 7 May 2005, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 6 May 2005 will be registered to determine shareholders' entitlement to the proposed final dividend. The proposed final dividend if approved at the Annual General Meeting will be paid on 18 May 2005.

BY ORDER OF THE BOARD



CAROLINE CHANG
Company Secretary

Singapore, 31 March 2005

Notes:

1. A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the Annual General Meeting.
2. Detailed information about these Directors can be found in the Board of Directors and Information on Directors and Key Executives sections of the Company's Annual Report.
3. Mr Tony Chew Leong-Chee and Mrs Oon Kum Loon will upon re-election, continue to serve as members of the Audit Committee. They are considered Independent Directors pursuant to Clause 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").
4. Ordinary Resolution No. 10 is to renew the Share Buy-Back Mandate, which was originally approved by the shareholders on 18 February 2000. Please refer to Appendix 1 to this Notice of Annual General Meeting for details.
5. Ordinary Resolution No. 11, is to empower the Directors from the date of the Annual General Meeting until the date of the next Annual General Meeting to issue further Shares and Instruments in the Company, including a bonus or rights issue. The maximum number of Shares, which the Directors may issue under this resolution shall not exceed the quantum set out in the resolution.
6. Ordinary Resolution No. 12 is to renew a mandate which was originally approved by the shareholders on 22 May 2003, allowing the Company and its subsidiaries and target associated companies to enter into transactions with interested persons as defined in Chapter 9 of the Listing Manual of the SGX-ST. Please refer to Appendix 2 to this Notice of Annual General Meeting for details.

Financial Calendar

FY 2004

Financial year-end	31 December 2004
Announcement of 2004 1Q results	27 April 2004
Announcement of 2004 2Q results	29 July 2004
Announcement of 2004 3Q results	26 October 2004
Announcement of 2004 full year results	27 January 2005
Despatch of Summary Financial Report to shareholders	31 March 2005
Despatch of Annual Report to shareholders	14 April 2005
Annual General Meeting and Extraordinary General Meeting	29 April 2005
2004 Proposed final dividend	
Book closure date	5.00pm, 6 May 2005
Payment date	18 May 2005
Proposed capital distribution	
Indicative book closure date	5.00pm, 10 June 2005
Indicative payment date	22 June 2005

FY 2005

Financial year-end	31 December 2005
Announcement of 2005 1Q results	April 2005
Announcement of 2005 2Q results	July 2005
Announcement of 2005 3Q results	October 2005
Announcement of 2005 full year results	January 2006

Corporate Information

Board of Directors
Lim Chee Onn (Chairman)
Lim Hock San
Sven Bang Ullring
Tony Chew Leong-Chee
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Oon Kum Loon (Mrs) (appointed on 15 May 2004)
Tow Heng Tan (appointed on 15 September 2004)
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Lim Hock San
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)
Tow Heng Tan
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

Remuneration Committee
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Tow Heng Tan

Nominating Committee
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon (Mrs)

Board Risk Committee
Oon Kum Loon (Mrs) (Chairman)
Lim Hock San
Tow Heng Tan

Company Secretary
Caroline Chang

Registered Office
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www. kepcorp.com

Registrar
B.A.C.S. Private Limited
62 Cantonment Road
Singapore 089758

Auditors
PricewaterhouseCoopers
Certified Public Accountants
Singapore
Audit Partner: Quek Bin Hwee
(appointed in 2002)



Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 6270 6666 Fax: (65) 6413 6391
Email: keppelgroup@kepcorp.com

Co Reg No: 196800351N

www.kepcorp.com